UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2014
Commission File Number	001-31930

ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management Information Circular.
2.	Notice of Annual General and Special Meeting of Shareholders.
3.	Form of Proxy.
4.	Voting Instructions Form.

Document 1

ATLATSA RESOURCES CORPORATION

(formerly: Anooraq Resources Corporation)

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on June 27, 2014

The Toronto Stock Exchange has not in any way passed judgment upon the merits of the matters described herein and any representation to the contrary is an offence.

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, Central Securities Depositary Participant, banker, accountant, attorney or other independent professional adviser immediately.

Copies of this document, which is only available in English, may be obtained on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the Company’s website at www.atlatsaresources.co.za or from the offices of Atlatsa Resources Corporation in South Africa – 4th Floor, 82 Grayston Drive, Sandton, Johannesburg  2146

ATLATSA RESOURCES CORPORATION
(formerly Anooraq Resources Corporation)

Registered office in Canada: Suite 1300 – 777 Dunsmuir Street
Vancouver, British Columbia V7Y 1K2
Telephone (604) 643-7100 Fax (604) 643-7900
Head office in South Africa: 4th Floor, 82 Grayston Drive, Sandton, Johannesburg 2146
Telephone +27 11 779 6800

May 21, 2014

To the Shareholders of Atlatsa Resources Corporation:

You are invited to attend the annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares without par value (“Common Shares”) in the capital of Atlatsa Resources Corporation (formerly Anooraq Resources Corporation) (“Atlatsa” or the “Company”) to be held at 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa on June 27, 2014 at 4:15 p.m. (Central African Time) (7:15 a.m. Pacific Time), with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia.

The following business of the Company will be dealt with at the Meeting:

(i)	receipt of the audited annual financial statements of the Company for its fiscal year ended December 31, 2013, together with the auditor’s report thereon;

(ii)	setting the number of directors of the Company at ten (10);

(iii)	the election of the directors of the Company for the ensuing year;

(iv)	the appointment of an auditor of the Company for the ensuing year and authorization for the directors to fix the auditor’s remuneration; and

(v)	to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

The following special business of the Company will also be dealt with at the Meeting:

(i)	approval of the secondary listing of the Company on the Johannesburg Stock Exchange;

(ii)	cancellation of current stock option plan and adoption of a new share option plan to comply with the TSX rules;

(iii)	adoption of a new share appreciation rights plan; and

(iv)	adoption of a new conditional share unit plan.

Shareholders, other than South African Shareholders

To be represented at the Meeting, Registered Shareholders (being Shareholders whose names appear on Atlatsa’s central security register as a registered holder of Common Shares as of  May 21, 2014), other than South African Shareholders, must either attend the Meeting in person or sign, date and send the enclosed form of proxy (the “Proxy”) so as to be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 25, 2014 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to the time set for the adjournment thereof.  Beneficial Shareholders (being Shareholders who beneficially own and hold Common Shares through a broker or other intermediary and who do not hold Common Shares in their own names) should refer to the accompanying management information circular (the Information Circular”) for further instructions.

South African Shareholders

South African Shareholders whose names appear on the South African register, who hold either certificated Common Shares or dematerialised Common Shares in their own name, and who wish to be represented at the Meeting, must either attend the Meeting in person or complete, sign, date and send the enclosed South African form of proxy (the “South African Proxy”) so as to be deposited at the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001) by 4:15 p.m. (Central African Time) on June 25, 2014 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to the time set for the adjournment thereof.

South African Shareholders registered on the Company’s South African securities register who have dematerialised their Common Shares through a South African Central Securities Depositary Participant (“CSDP”), or broker and have not elected “own-name” registration or who hold certificated Common Shares through a nominee, and who wish to be represented at the Meeting, must instruct their CSDP, broker or nominee to issue the necessary letter of representation to attend, or must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between the South African Shareholder and their CSDP, broker or nominee.

Yours truly,

(signed) “Harold Motaung”
Chief Executive Officer

ATLATSA RESOURCES CORPORATION

(formerly Anooraq Resources Corporation)

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) in the capital of Atlatsa Resources Corporation (formerly Anooraq Resources Corporation) (“Atlatsa” or the “Company”) will be held at 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa on June 27, 2014 at 4:15 p.m. (Central African Time) (7:15 a.m. Pacific Time), with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia.

The following business of the Company will be dealt with at the Meeting:

(i)	to receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2013, together with the auditor’s report thereon;

(ii)	to set the number of directors of the Company at ten (10);

(iii)	to elect the directors for the ensuing year;

(iv)	to appoint KPMG Inc. as the independent auditor of the Company for the ensuing year and to authorize the directors to fix the independent auditor’s remuneration; and

(v)	to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

The following special business of the Company will also be dealt with at the Meeting:

(i)	approval of the secondary listing of the Company on the Johannesburg Stock Exchange;

(ii)	cancellation of current stock option plan and adoption of a new share option plan to comply with the TSX rules;

(iii)	adoption of a new share appreciation rights plan; and

(iv)	adoption of a new conditional share unit plan.

The audited annual financial statements of the Company for the fiscal year ended December 31, 2013, the Company’s annual report filed on Form 20-F for the year ended December 31, 2013 and the Company’s management discussion and analysis for the year ended December 31, 2013 are available on the System for Electronic Data Analysis and Retrieval at www.sedar.com.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 21, 2014 (the “Record Date”).  Registered Shareholders of Atlatsa as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders, other than South African Shareholders

A Registered Shareholder may attend the Meeting in person or may be represented by proxy.  Registered Shareholders, other than South African Shareholders, who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment thereof.  To be effective, the enclosed Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 25, 2014 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting or may be deposited with the Chair of the Meeting prior to the commencement thereof.

Beneficial Shareholders (being Shareholders who beneficially own and hold Common Shares through a broker or other intermediary and who do not hold Common Shares in their own name) should refer to the accompanying management information circular of the Company for voting information.

South African Shareholders

South African Shareholders holding Common Share certificates in their own names and South African Shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a Central Securities Depositary Participant (“CSDP”), may attend the Meeting in person or, if they are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (the “South African Proxy”), to the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 4:15 p.m. (Central African Time) on June 25, 2014 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting or may be deposited with the Chair of the Meeting prior to the commencement thereof.

South African Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and South African Shareholders who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the Meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the South African Proxy and appoints a proxy to vote at the Meeting.

If you are in any doubt as to the action you should take, please consult your broker or other intermediary through whom your Common Shares are held, CSDP, banker, accountant, attorney or other professional adviser immediately.

DATED at Vancouver, British Columbia this 21st day of May, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Harold Motaung”
Chief Executive Officer

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1
GLOSSARY OF TERMS	2
GENERAL PROXY INFORMATION	5
INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS	8
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	9
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	9
FINANCIAL STATEMENTS	10
VOTES NECESSARY TO PASS RESOLUTIONS	10
ELECTION OF DIRECTORS	11
APPOINTMENT OF AUDITOR	17
APROVAL OF SPECIAL BUSINESS
STATEMENT OF EXECUTIVE COMPENSATION	17
CORPORATE GOVERNANCE	42
AUDIT AND RISK COMMITTEE AND RELATIONSHIP WITH AUDITOR	47
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	49
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	49
MANAGEMENT CONTRACTS	50
OTHER MATTERS	50
ADDITIONAL INFORMATION	51

MANAGEMENT INFORMATION CIRCULAR

ATLATSA RESOURCES CORPORATION
(formerly Anooraq Resources Corporation)

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Atlatsa Resources Corporation (formerly Anooraq Resources Corporation) (the “Company” or “Atlatsa”) for use at the annual general & special meeting (the “Meeting”) of Shareholders of the Company to be held on June 27, 2014 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

No person has been authorized by the Company to give any information or make any representation in connection with any of the matters to be considered at the Meeting other than those contained in this Information Circular and, if given, any such information or representation must not be relied upon as having been authorized.

In this Information Circular, references to “the Company”, “Atlatsa”, “we” and “our” refer to Atlatsa Resources Corporation (formerly Anooraq Resources Corporation).  All capitalized terms used herein but not otherwise defined have the meanings set out under “Glossary of Terms”.  References in this Information Circular to dollar amounts are to Canadian dollars, unless otherwise indicated.  Unless otherwise noted herein, all financial figures quoted in Canadian dollars in this Information Circular are converted at ZAR9.87. This represents the ZAR:$ exchange rate as of  December 31, 2013, which such rate is used in the Company’s 2013 audited annual financial statements.

This Information Circular has been prepared in accordance with Form 51-102F5 – Information Circular of the Canadian Securities Administrators.  In addition to the Company’s primary TSX listing and JSE, the Company has secondary listing on NYSE MKT and accordingly various additional disclosures have been included in this Information Circular in order to satisfy the requirements of the TSX, the JSE and the NYSE MKT.

The information given in this Information Circular is given as of May 21, 2014, unless otherwise indicated.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

“Affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Alexander Forbes Retirement Fund” means a defined contribution provident and retirement fund for the directors, executive officers and full time employees at the Company’s head office managed by Alexander Forbes Equity Holdings and its subsidiaries;

“Anglo Platinum Group Provident Fund” means a defined contribution provident fund for Anglo Platinum employees and the Company’s employees;

“Anglo Platinum Mines Retirement Fund” means a defined contribution retirement fund for Anglo Platinum employees and the Company’s employees;

“Anglo Platinum” means Anglo American Platinum Limited, a public company incorporated under the laws of South Africa and whose common shares are listed on the JSE;

“Atlatsa” or the “Company” means Atlatsa Resources Corporation (formerly Anooraq Resources Corporation), a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX, the JSE and the NYSE AMEX;

“Associate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Atlatsa Holdings” means Atlatsa Holdings (Proprietary) Ltd. (formerly Pelawan Investments (Proprietary) Limited), a private company incorporated under the laws of South Africa, with 15 BEE shareholders including Tumelo Motsisi and Harold Motaung and the sole beneficiary of the Pelawan Trust;

“Atlatsa Holdings Loan” has the meaning ascribed thereto under the heading “Interest of Informed Persons in Material Transactions”;

“Award Agreement” means an agreement evidencing a grant of a SAR under the Share Appreciation Rights Plan or evidencing a grant of a CSU under the Conditional Share Unit Plan, as applicable.

“BEE” means broad based black economic empowerment, as envisaged pursuant to the MPRD Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDSAs at all levels in the economy of South Africa;

“Beneficial Shareholder” means a Shareholder who beneficially owns and holds Common Shares through a broker (or some other Intermediary) and who does not hold Common Shares in his, her or its own name;

“Board of Directors” or “Board” means the board of directors of Atlatsa;

“Bokoni” means Bokoni Platinum Mines (Proprietary) Limited, an indirect subsidiary of the Company and a private company incorporated under the laws of South Africa;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“CAT” means Central African Time;

“CDS” means the Canadian Depository for Securities Inc.;

“Common Shares” means common shares without par value in the capital of the Company;

“Conditional Share Unit Plan” means the incentive conditional share unit plan of the Company adopted by the Board on May 19, 2014 and put to Shareholders for approval at the Meeting, in substantially the form attached as Schedule B to this Information Circular;

 “CSA” means Canadian Securities Administrators;

“CSDP” means Central Securities Depository Participant in South Africa;

“CSU” means a conditional share unit granted under and in accordance with the terms of the Conditional Share Unit Plan;

“DME” means the South African Department of Minerals and Energy;

“Equity Incentive Plans” means collectively, the Conditional Share Unit Plan, the New Share Option Plan and the Share Appreciation Rights Plan;

“HDSA” means a “historically disadvantaged South African” as contemplated in the MPRD Act, being a person or group who has been discriminated against on the basis of race, gender and disability, and includes certain trusts and companies in which such persons have interests;

“Information Circular” means this management information circular dated May 21, 2014, together with all schedules hereto, distributed to Shareholders by Atlatsa in connection with the Meeting;

“Intermediaries” means brokers, investment firms, cleaning houses and similar entities that own and hold Common Shares on behalf of Beneficial Shareholders;

“JSE” means JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Financial Markets Act, No. 19 of 2012 and operating the Johannesburg Stock Exchange;

“KPMG” means KPMG Inc., registered auditors, the current auditors of the Company;

“Meeting” means the annual general and special meeting of the Shareholders to be held at 4:15 p.m. (CAT) (7:15 a.m. Pacific Time) on June 27, 2014 and any adjournment thereof;

“MPRD Act” means the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002;

“New Share Option Plan” means the incentive stock option plan of the Company adopted by the Board on May 19, 2014 and put to Shareholders for approval at the Meeting, in substantially the form attached as Schedule A to this Information Circular;

“New Options” means options to acquire Common Shares granted under and in accordance with the terms of the New Stock Option Plan;

“NI 52-110” means National Instrument 52-110 - Audit Committees;

“NI 58-101” means National Instrument 58-101 - Disclosure of Corporate Governance Practices;

“NP 58-201” means National Policy 58-201 - Corporate Governance Guidelines;

“NYSE MKT” means the NYSE MKT LLC;

“Optionee” means any person who receives a grant of Options;

“Options” means the options to acquire Common Shares granted under and in accordance with the terms of the Stock Option Plan;

“Pelawan Trust” means the independent South African trust established in accordance with a trust deed dated September 2, 2004, the trustees of which are Andre Visser, Tumelo Motsisi (a director of the Company) and Harold Motaung (a director of the Company);

“PGM” means platinum group metals;

 “Proxy” means the form of proxy on coloured paper which accompanies this Information Circular for use by Registered Shareholders other than South African Shareholders;

“PSU” has the meaning ascribed thereto in under the heading “Adoption of Equity Incentive Plans – (b) Adoption of Conditional Share Unit Plan”;

“Record Date” means May 21, 2014;

“Registered Shareholder” means a Shareholder whose name appears on the records of Atlatsa’s central security register as a registered holder of Common Shares as of the Record Date;

“Restructuring Transactions” has the meaning ascribed thereto under the heading “Interest of Informed Persons in Material Transactions”;

“RPM” means Rustenburg Platinum Mines Limited;

“RSU” has the meaning ascribed thereto in under the heading “Adoption of Equity Incentive Plans – (b) Adoption of Conditional Share Unit Plan”;

“SARs” means share appreciation rights granted under and in accordance with the terms of the Share Appreciation Rights Plan;

“SEDAR” means the System for Electronic Document Analysis and Retrieval available on the Internet at www.sedar.com;

“Share Appreciation Rights Plan” means the incentive share appreciation rights plan of the Company adopted by the Board on May 19, 2014 and put to Shareholders for approval at the Meeting, in substantially the form attached as Schedule C to this Information Circular;

 “Shareholder” means a holder of Common Shares;

“South Africa” means the Republic of South Africa;

“South African Proxy” means the form of proxy printed on yellow coloured paper which accompanies this Information Circular and is to be completed by South African Shareholders;

“South African Shareholder” means a Shareholder whose Common Shares are registered on the Company’s South African register of Shareholders;

“Stock Option Plan” means the incentive stock option plan of the Company adopted on May 21, 2004, as amended on June 17, 2005 and as further amended as of June 15, 2009;

“TSX” means the Toronto Stock Exchange; and

“ZAR” means the South African Rand, the currency of South Africa.

Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

GENERAL PROXY INFORMATION

The following proxy information is applicable to all Shareholders, other than South African Shareholders who should refer to the section of this Information Circular entitled “Information for South African Shareholders” for proxy instructions.

Solicitation of Proxies

The solicitation of proxies is made by management on behalf of the Company, and will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  The Company will bear all costs of any solicitation. We have arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of record by those Intermediaries and we will reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The following information respecting appointment of proxyholders and revocation of proxies is generally applicable only to Registered Shareholders.  A significant number of Shareholders are Beneficial Shareholders.  In almost all cases, a Beneficial Shareholder will not appear as the holder of record of such Common Shares on the Company’s central securities register of Shareholders.  Beneficial Shareholders do not have the same legal rights as Registered Shareholders in respect of shareholder meetings (including the rights described below to appoint a proxyholder and revoke a deposited proxy).  Beneficial Shareholders are required to act indirectly through their Intermediary in order to vote their Common Shares or revoke a proxy, and as such Beneficial Shareholders should refer to the information set out under “General Proxy Information – Beneficial Shareholders” in this Information Circular for details on how to vote their Common Shares.

Appointment of Proxyholders

A Registered Shareholder may attend the Meeting in person or may be represented by a proxyholder.  Registered Shareholders who are unable to attend the Meeting in person are asked to date, sign and return the accompanying Proxy, or other appropriate form of proxy, in accordance with the instructions set out in this Information Circular.  If a Proxy is not dated, the proxyholder so appointed will date such Proxy as of the date on which it was mailed to such Registered Shareholder by the Company.  A Proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 25, 2014 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to commencement of the adjourned Meeting at which the Proxy is to be used.  A person appointed as proxyholder need not be a Shareholder.

A Proxy must be signed by the Registered Shareholder or a duly appointed attorney authorized in writing or, if the Registered Shareholder is a corporation or other entity, by a duly authorized officer. A Proxy signed by a person acting as attorney or in some other representative capacity (including an officer or other duly appointed representative of a corporate Registered Shareholder) should clearly indicate that person’s capacity and should be accompanied by the original or a notarized copy of the instrument evidencing such qualification and authority to act, or such other documentation in support as is acceptable to the Chair of the Meeting.

The management designees named in the accompanying Proxy are senior officers and directors of Atlatsa.  A Registered Shareholder has the right to appoint a person (who need not be a Shareholder), other than the management designees to represent such Registered Shareholder at the Meeting. To exercise this right, a Registered Shareholder should cross out the names of the management designees on the accompanying Proxy and insert the name of the other person in the blank space provided.

Voting by Proxyholders and Exercise of Discretion

The persons named in the Proxy will vote, or withhold from voting, the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified by the Registered Shareholder in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy “FOR” the approval of such matter.

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a Proxy may do so by:

(a)
completing, dating and signing the enclosed Proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)
using a touch-tone phone to transmit voting choices to a toll free number.  Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of Proxy for the toll free number, the holder’s account number and the control number; or

(c)
using the internet through the website of the Company’s transfer agent at www.investorvote.com,  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the control number;

in all cases ensuring that the Proxy is received prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 25, 2014, or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting at which the Proxy is to be used.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

(a)
executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders

The following information is of significant importance to many Shareholders, as a substantial number of Shareholders are Beneficial Shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that only Proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Shareholder by a broker or other Intermediary, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms).

Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of Beneficial Shareholders.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person in advance of the Meeting.  Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients.  If you are a Beneficial Shareholder, you should carefully follow the instructions of your Intermediary in order to ensure that your Common Shares are voted at the Meeting.

The voting instruction form supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the Intermediary on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge.  Broadridge typically provides a computer readable voting instruction form to Beneficial Shareholders and asks Beneficial Shareholders to complete this form and return to Broadridge.  The voting instruction form will name the same persons as the Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting.  To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form.  The completed voting instruction form must then be returned to Broadridge by mail or facsimile or voting instructions given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting.  The voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

This Information Circular and accompanying securityholder materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Common Shares on your behalf.  By choosing to send these materials to you directly, the Company (not the Intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you, may attend at the Meeting as proxyholder for your Intermediary and vote your Common Shares in that capacity.  If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your Intermediary, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Atlatsa will send proxy-related materials directly to non-objecting Beneficial Shareholders in accordance with NI 54-101 – Communication with Beneficial Owners.

Electronic Participation

The Company is excited to provide the opportunity for Registered Shareholders to participate electronically in the meeting from Vancouver, British Columbia.  The Meeting will be held in Sandton, Johannesburg, South Africa at the Company’s head offices with a simulcast live by video conference to Atlatsa’s registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia.  If you attend the Meeting in Sandton, Johannesburg, South Africa or participate from the Company’s satellite location in Vancouver, British Columbia, you will be able to see and hear the individuals at the other location by way of large screens and will also be able to vote and ask questions at the relevant times during the Meeting.  Although the Company’s goal is seamless electronic participation from Vancouver, British Columbia, if you are concerned with ensuring that any votes you wish to cast at the Meeting are counted and you are not able to attend the Meeting in person in Sandton, Johannesburg, South Africa, you should vote in advance by proxy.

INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS

This Information Circular will be distributed to all Shareholders on the South Africa register who have elected to receive such documentation.

South African Proxy Instructions

Voting by Proxyholders

The persons named in the South African Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The South African Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the South African Proxy, the persons named in the South African Proxy will vote the Common Shares represented by the South African Proxy for the approval of such matter.

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a CSDP and who are unable to attend the Meeting but wish to be represented thereat may complete and return the attached form of South African Proxy, in accordance with the instructions contained therein, to be received by Computershare Investor Services (Pty) Limited by mail at PO Box 61051, Marshalltown, 2107 or by hand at Ground Floor, 70 Marshall Street, Johannesburg, 2001 prior to 4:15 p.m. (CAT) on June 25, 2014 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Cities of Vancouver, British Columbia and Johannesburg, South Africa) prior to commencement of the adjourned Meeting at which the South African Proxy is to be used.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee and who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend.  If such Shareholders do not wish to attend the Meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

Shareholders who hold dematerialised Common Shares must ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of South African Proxy and appoints a proxy to vote at the Meeting.

The Company does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of a Shareholder holding dematerialised Common Shares to notify such Shareholder of the Meeting or any business to be conducted thereat, or to validly authorize a Shareholder to attend or vote thereat.

Shareholders are advised to consult their professional adviser if they have any questions regarding the above.

The Company’s JSE sponsor in South Africa is Macquarie First South Capital (Pty) Limited (tel: +27 11 583 2000).

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act.  Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Tumelo Motsisi, a director and Executive Chair of the Company, and Harold Motaung, a director and Chief Executive Officer of the Company, hold a 15.0% and 12.2% interest, respectively, in the issued and outstanding share capital of Atlatsa Holdings, the indirect beneficial owner of 61.9% of the issued and outstanding Common Shares in the capital of the Company.

Except as described above, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the New Share Option Plan, the Conditional Share Unit Plan and the Share Appreciation Plan, each as a potential beneficiary thereunder.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS

OF VOTING SECURITIES

The Board of Directors has fixed May 21, 2014 as the Record Date for determination of persons entitled to receive notice of and to vote at the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy, in the manner and subject to the provisions described above or under the heading “General Proxy Information”, will be entitled to vote or to have their Common Shares voted at the Meeting.  Quorum for the transaction of business at the Meeting is two persons present in person or by proxy, holding not less than 5% of the issued and outstanding Common Shares at the Record Date.

As of the Record Date, there were 554,288,473 Common Shares issued and outstanding, each such Common Share carrying the right to one vote.  The Company is authorized to issue an unlimited number of Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially own or exercise control or direction over, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of the Company as at the Record Date are:

Shareholder Name and Address	Number of Common Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee(1) Atlatsa Holdings, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	342,896,438	61.9%
Rustenburg Platinum Mines Limited 55 Marshall Street Johannesburg, 2001, South Africa	125,000,000	22.6%
Mr. Tumelo M. Motsisi(2) 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	83,111,143	15.0%
Mr. C. Harold Motaung (3) 4th Floor, 82 Grayston Drive Sandton, South Africa	67,337,769	12.2%

Notes:
(1)
These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Atlatsa Holdings pursuant to escrow arrangements described in ITEM 4.A.2. “Summary Corporate History and Intercorporate Relationships” of Atlatsa’s annual report prepared on Form 20-F available on the Company’s profile on SEDAR at www.sedar.com.

(2)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares.

(3)
Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by the Pelawan Trust. Therefore, 67,207,701 of these shares are held as an indirect interest in the 342,896,438 shares.

FINANCIAL STATEMENTS

The audited annual financial statements of the Company for the year ended December 31, 2013, and the auditors’ report thereon, together with the related management discussion and analysis, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia, Ontario and Quebec and with the U.S. Securities and Exchange Commission.

Copies of the documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Atlatsa Resources Corporation, 15th floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 604-684-6365.  These documents are also available through the Company’s profile on SEDAR available on the Internet at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.atlatsaresources.co.za.  Information on the Company’s website is not a part of this Information Circular.

MAJORITY VOTING POLICY

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

The Company has a majority voting policy, which provides that if the votes “for” the election of a director nominee at a meeting of Shareholders are fewer than the number voted “withheld”, the nominee is expected to submit his or her resignation promptly after the meeting for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation will be disclosed to Shareholders.  The nominee will not participate in any Nominating and Governance Committee deliberations whether to accept or reject the resignation.  This policy does not apply in circumstances involved contested director elections.

SETTING THE NUMBER OF DIRECTORS

It is proposed that the number of directors on the Board be increased to ten (10) directors.  The Company’s Articles provide that the number of directors elected to the Board may be fixed or changed from time to time by ordinary resolution of the shareholders.  The number of directors elected at the 2013 Annual General Meeting was six (6) directors.

Shareholders have the opportunity to vote for or against the increase in the size of the Board to ten (10) directors by voting on the following resolution:

BE IT RESOLVED, as an ordinary resolution, that pursuant to Article 12.1 of the Articles of the Company, the number of directors be set at 10.

The proposed resolution increasing the size of the Board must be approved by a majority of the votes cast in person or by proxy at the Meeting. The Board hereby unanimously recommends that Shareholders vote in favour of the above resolution increasing the size of the Board to ten (10) directors.

ELECTION OF DIRECTORS

The Company recommends the following ten (10) persons be elected as directors of the Company until the next annual meeting of Shareholders or until they resign or their successors are elected or appointed.  The following section sets out the names of the persons nominated for election as a director at the Meeting, all major offices and positions with the Company each now holds, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.  Unless reelected, the current directors of the Company will cease to hold office at the close of the Meeting.  The persons named in the Proxy intend to vote “For” the resolution electing each of the following nominees, unless otherwise instructed by a Shareholder.

Name, position with the Company and province or state and country of residence	Date appointed as a Director of the Company	Common Shares beneficially owned, controlled or directed
Andile MABIZELA(3)(6)(9) Independent non-executive director Gauteng, South Africa	May 6, 2014	Nil
Anu DHIR(1)(2)(3)(6) Lead Independent Non-Executive Director Ontario, Canada	May 29, 2008	Nil
Bongiwe NTULI(2)(3) Independent non-executive director Durban, South Africa	May 6, 2014	Nil

Name, position with the Company and province or state and country of residence	Date appointed as a Director of the Company	Common Shares beneficially owned, controlled or directed
Colin Wayne CLARKE(2)(6) Independent non-executive director Gauteng, South Africa	May 6, 2014	Nil
Fikile Tebogo DE BUCK(3)(4)(5) Independent Non-Executive Director Gauteng, South Africa	September 2, 2008	Nil
Harold MOTAUNG Director and Chief Executive Officer Gauteng, South Africa	Director since September 30, 2004 Chief Executive Officer since April 1, 2004	67,337,769(10)
Joel Martin KESLER Chief Commercial Officer Gauteng, South Africa	Not currently a Director of the Company. Officer of the Company since March 1, 2010.	959,361
Ralph HAVENSTEIN Independent non-executive director Gauteng, South Africa	Not currently a Director of the Company	Nil
Rizelle SAMPSON (5)(6)(8) Non-Executive Director Gauteng, South Africa	September 30, 2004	Nil
Tumelo MOTSISI Director and Executive Chair Gauteng, South Africa	September 30, 2004	83,111,143(11)

Notes:
(1)	Chair of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Sustainable Development Committee.
(4)	Chair of the Audit Committee
(5)	Member of Nominating and Governance Committee.
(6)	Member of the Compensation Committee
(8)	Chair of the Sustainable Development Committee.
(9)	Chair of the Nominating and Governance Committee
(10)
Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by Atlatsa Holdings in trust for the Pelawan Trust. Therefore, 67,207,701 of these shares are held as an indirect interest in the 342,896,438 share.

(11)
Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Atlatsa Holdings, multiplied by the number of common shares of Atlatsa (342,896,438) held by Atlatsa Holdings in trust for the Pelawan Trust. Therefore, 82,295,145 of these shares are held as an indirect interest in the 342,896,438 shares.

There have been no changes in the directors’ holdings of Common Shares as set out above between the Record Date and the date of this Information Circular.  The following are biographies for the directors of Atlatsa nominated for election.

ANDILE MABIZELA, Bachelor of Laws, Bsc (Economics) Hons– Independent Non-Executive Director

Andile Mabizela has worked in business development and executive management roles in the aviation, financial services and public sectors.  He has considerable board level experience and is currently a board member of SAA (SOC) Ltd, and is the Chairman of SA Express (SOC) Ltd. He is also Chairperson of the Johannesburg Property Company. Mr. Mabizela previously served on Stanlib Wealth Management subsidiary boards as well as the boards of Liberty Africa Asset Management country boards.  From 2009 – August 2010 Mr. Mabizela worked for STANLIB Wealth Management Limited as Head of the Institutional Multi Asset Business Unit (Pension Funds) and was Head of Asset Management for Liberty Africa.  Mr. Mabizela spent three months as Deputy Director-General of Economic Development at the Economic Development Department.  In the past 3 years, Mr. Mabizela has been an executive director of Afrilog South Africa (Proprietary) Limited (“Afrilog”).  Afrilog is an international company with extensive experience in supply chain management, as well as providing advisory services to mining companies on the African continent with respect to inbound and outbound logistics.

Mr. Mabizela is not, and was not within the past five years, an officer and/or director of any public company.

ANU DHIR, BA, JD - Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, United States. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. Ms. Dhir served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations.

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	July 2008	Present
Energulf Resources Inc	Director	September 2013	Present
Golden Star Resources Ltd	Director	March 2014	Present
Katanga Mining Limited	Director	March 2004	November 2004
	Vice President, Corporate Development	January 2006	October 2009
Compass Asset Management	Director	June 2009	December 2012
Miniqs Limited	Director and Officer	March 2010	Present
Frontier Rare Earths Limited	Director	November 2010	Present
Great Basin Gold Limited	Director	May 2011	June 2013

BONGIWE NTULI, Chartered Accountant CA (SA) – Independent Non-Executive Director

Ms. Ntuli is a Chartered Accountant (SA).  She began her career working for Anglo American plc where she held various finance, treasury and risk management positions at its subsidiaries in South Africa, Canada and the United Kingdom. Ms. Ntuli joined Grindrod Freight Services on her return to South Africa in 2008 as its Chief Financial Officer.  In 2012, Ms. Ntuli was appointed as a member of the Grindrod group executive committee as Executive: Corporate Services where she continues in such position to date.  Ms. Ntuli also services as a non-executive director of Adapt IT Holdings Limited, a JSE-listed entity, where she has been Chairman of the Audit Committee since 2008.

Ms. Ntuli is or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Adapt IT Holdings	Audit Committee Chairperson and Independent Non Executive Director	May 2008	Present

COLIN WAYNE CLARKE, BA (Political Science), University of Texas at Austin; Juris Doctorate (JD), USA, The University of Denver School of Law, USA; Master of Business Administration (MBA), Said Business School, Oxford University, UK– Independent Non-Executive Director

Since 2012 Mr. Clarke has been the Chairman of ACPI Investment Managers South Africa (“ACPI”).  ACPI is a London based asset management firm operating in the fixed income, equities, special situations and private equities space.  Between 2011 and 2012. Mr. Clarke was the Chief Investment Officer of the Sishen Iron Ore’s Community Development Trust (the “Trust”).  At the time of Mr. Clarke's involvement  the Trust had a net asset value of ZAR8.1billion and dividend inflows of ZAR600m per annum. The Trust’s investment arm is SIOC-cdt Investment Holdings (RF)(Pty) Limited (“InvestCo”), and it is mandated to make all investments on behalf of the Trust and to ensure the long-term sustainability of Trust through its investing activities.  During his time with the Trust, Mr. Clarke conceptualized, created, developed and executed the Trust’s investment policy and procedures (that invests in both listed and unlisted securities).    During Mr. Clarke's tenure  InvestCo created more than ZAR976m worth of enterprise value for the Trust in the unlisted securities portfolio, while the listed portfolio is performing well above agreed benchmarks.

Mr. Clarke has also served as the Chief Operating Officer of the National Empowerment Fund (“NEF”) in South Africa between 2009 and 2010, where he headed the group operations as well as Asset Management, Marketing and Communications and Strategy and Planning.  Mr. Clarke has many years of international legal, private equity and corporate finance experience with multinational organizations such as BP Amoco, where he served as legal counsel in their acquisitions department. Mr. Clarke has also held the position of Deputy Director for Trade and Investment at the African America Institute and Programme Director for the Africa Regional Assistance Electoral Fund, which  was, established to assist African countries’ transition to democracy, located in Washington DC.

Mr. Clarke gained extensive private equity experience in Africa having served as legal counsel and partner with two southern African focused private equity funds: (i) US$120 million Southern African Enterprise Development Fund (SAEDF); and (ii) Sloan Financial Groups US$100 million New Africa Advisors Fund between 1996 and 2000.

Mr Clarke is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Sherbourne Capital	Director	January 2011	Present

FIKILE TEBOGO DE BUCK, BA, FCCA – Independent Non-Executive Director

Fikile Tebogo De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector.  She holds a Bachelor of Arts degree in Economics and Accounting from the University of Swaziland.  Ms. De Buck is currently a non-executive director and the lead independent director of Harmony Gold Mining Company Limited. (“Harmony”) and is a member of various board committees of Harmony, including the audit committee.  She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	November 2008	Present
Harmony Gold Mining Company Limited	Director	April 2006	Present
Clientele Limited	Director	November 2012	November 2013
Clientele Life	Director	November 2012	November 2013

A. H. C. (HAROLD) MOTAUNG, BSc, MBA – Chief Executive Officer and Director

Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor.  Mr. Motaung then moved to the DME as a director within the Mine Inspectorate.  As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act.  Subsequently he was appointed Chief Director within the Mine Inspectorate.  His portfolio included the gold, platinum and coal regions of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund.  Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals & Petroleum Development Act.  Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited.  Mr. Motaung has been a director of Atlatsa since September 2004 and is not a director of any other public companies. He is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa.

Mr. Motaung has been a director of the Company since September 2004, and the CEO of the Company since April 2011.  Mr. Motaung is, or was within the past five years, an officer and/or director of the following public company:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	September 2004	Present

JOEL KESLER, B.COM, LLB (CUM LAUDE) UCT – Executive: Chief Commercial Officer
Joel Kesler is a South African qualified lawyer with 18 years of international experience in mining finance, mergers and acquisitions, business and corporate development. He was a founding member of Atlatsa Holdings in 2002 and was a key person in effecting the reverse takeover of Atlatsa (formerly Anooraq Resources Corporation) in 2004. From 2005 to 2014 Mr. Kesler has been serving as Atlatsa’s Chief Commercial Officer, primarily responsible for the Company’s corporate and business strategy, corporate finance and corporate communications.  Mr. Kesler is not, and was not within the past five years, an officer and/or director of any public company.

RALPH HAVENSTEIN, BSc (Chem Eng); MSc (Chem Eng); BCom; Stanford Senior Executive Programme– Independent Non-Executive Director

Mr. Havenstein served as CEO of Anglo Platinum Ltd. between 2003 and 2007. Other mining roles include CEO of Norilsk Nickel International between 2008 and 2009; non-executive director of Northam Platinum Limited from 2003 to present; non-executive director of Simmer and Jack Mines (Proprietary) Limited between 2010 and 2011; and non-executive director of Hernic Ferrochrome (Proprietary) Limited  from 2012 to present (has been chairman since March 2013 to date). Mr. Havenstein was with Sasol Limited for 24 years from 1979 to 2003. Mr. Havenstein was Vice President of the SA Chamber of Mines between 2006 and 2007, as well as Director of Mintek (South Africa) Limited between 2005 and 2010.  Principal occupation for the past 5 years has been as a non-executive director of companies.

Mr Havenstein is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northam Platinum Limited	Non Executive Director	July 2003	Present
Omnia Holdings Limited	Non Executive Director	November 2007	Present

RIZELLE M. SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd, she co-founded African Footprint Investment Holdings (Pty) Ltd (“AFIH”), an investment holding company that is owned and managed mainly by black women. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Ltd. She is also a trustee of the Sentech Educational Fund Advisory Board and a non-executive director of IPSA Group Plc.
During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation	Director	September 2004	Present
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	30 June 2013
Diesel Power Open Cast Mining	Director	June 2010	Resigned in 2012

TUMELO M. MOTSISI, BA, LLM, MBA – Executive Chair and Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors.  Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.

In 1998 he established Kopano Ke Matla Investment Company (“KKM”), the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions. He was subsequently appointed as the Chief Executive Officer of KKM.  Mr. Motsisi also served as Executive Chair of Prosperity Holdings (Proprietary) Limited, a financial services company established between KKM, NBC Financial Services (Proprietary) Limited and Peregrine (Proprietary) Limited. Mr. Motsisi is a founding member of Atlatsa Holdings, the controlling shareholder of Atlatsa.  Mr. Motsisi has been a director of Atlatsa since September 2004 and is not a director of any other public companies.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Corporate Cease Trade Orders

To the knowledge of the Board of Directors, no proposed director of the Company is, at the date hereof, or was within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Board of Directors, no proposed director of the Company: (i) is, at the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Penalties or Sanctions

To the knowledge of the Board of Directors, no proposed director of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG Inc., Registered Auditors, 85 Empire Road, Parktown, Johannesburg, South Africa (“KPMG”).  KPMG was first appointed auditor of the Company on May 21, 2004. The Company proposes that KPMG be appointed as auditors for the Company for the year ended December 31, 2014 and that the Audit Committee be authorized to fix their remuneration.  The resolution appointing the auditors must be passed by a majority of the votes cast by Shareholders who vote in respect of that resolution. The persons named in the Proxy intend to vote “For” the resolution reappointing KPMG as the auditor of the Company at remuneration to be fixed by the Board, unless otherwise instructed by the Shareholder appointing them. The Board recommends that Shareholders vote in favour of the resolution appointing KPMG as the auditors of the Company to hold office until the next annual general meeting of the Company and to authorize the Audit Committee to fix the remuneration to be paid to the auditors.

SPECIAL BUSINESS

Amendment of JSE Listing Status

Atlatsa was admitted to the Main Board of the JSE on a secondary listed status basis in 2006. The JSE however subsequently deemed Atlatsa’s listing status on the Main Board of the JSE to be a primary listing due to the fact that the Company was listed on the TSX Venture Exchange, a junior board, which the JSE did not deem equivalent in status to that of the JSE Main Board. The Company migrated from the TSX Venture Exchange to the TSX, a board regarded as equivalent in status to that of the JSE Main Board and a member of the World Federation of Exchanges, with effect from February 5, 2014.

In order to effect an amendment of the Company’s listing status on the JSE from a primary listing to a secondary listing; shareholder approval is required pursuant to section 18.24 of the JSE Listings Requirements.

By obtaining a secondary listing status, Atlatsa will only be required to comply with the listings requirements of the TSX where Atlatsa has its primary listing, save as otherwise specifically stated in the JSE Listings Requirements.
As a controlling shareholder, Atlatsa Holdings and any associates of Atlatsa Holdings are not permitted to vote on this resolution.  Shareholders, excluding controlling shareholders, have the opportunity to vote for or against the proposed amendment to Atlatsa’s listing status on the JSE by voting on the following resolution (the “JSE Listing Resolution”):

BE IT RESOLVED, as an ordinary resolution, that:

a)
the Company amend its listing status on the JSE from a primary listing to a secondary listing, so that the Company will have a secondary listing on the JSE and the primary listing of the Company will be maintained on the Toronto Stock Exchange;

b)
any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as, in the opinion of such director or officer, are necessary or desirable to implement this resolution; and

c)	the Board of Directors may in their sole discretion and without further approval from the shareholders, revoke this resolution or postpone the implementation of this resolution.

The proposed ordinary resolution to amend the Company’s listing status on the JSE from a primary listing to a secondary listing must be approved by a majority of the votes cast in person or by proxy at the Meeting, excluding Atlatsa Holdings and its associates. The persons named in the forms of proxy intend to vote “For” the approval of the above resolution, unless instructed otherwise.

The Board of Directors has determined that the amendment of the Company’s listing status on the JSE from a primary listing to secondary listing is in the best interests of the Company. The Board hereby unanimously recommends that Shareholders vote in favour of the resolutions approving amendment of the Company’s listing status on the JSE from a primary listing to a secondary listing in the manner set out above.

Adoption of Equity Incentive Plans

The Board of Directors has determined that it is desirable to provide long term compensation packages to directors, officers, employees and consultants of the Company that include a variety of types of incentive awards, including conditional share units, share appreciation rights and options to purchase Common Shares. The Board of Directors believes that the Company needs the flexibility to grant various types of incentive awards in order to best incentivize performance, align the interests of participants with those of the Company’s Shareholders and attract and retain key personnel.  On May 6, 2014, the Board of Directors adopted the Conditional Share Unit Plan, the Share Appreciation Rights Plan and the New Share Option Plan (collectively, the “Equity Incentive Plans”).

The Equity Incentive Plans will provide the directors, officers, employees or consultants of the Company and its affiliates with greater incentive to further develop and promote the business and financial success of the Company. The Equity Incentive Plans align the interests of directors, officers, employees and consultants with the long-term interests of Shareholders through the acquisition of Common Shares in the Company, and assist the Company in attracting, retaining and motivating its directors, officers, employees and consultants.

Under the TSX and NYSE MKT rules and policies, the Equity Incentive Plans must be approved by the Shareholders to be effective.  Accordingly, at the Meeting Shareholders will be asked to approve and adopt each of the Equity Incentive Plans in substantially the forms attached to this Information Circular.  In accordance with the requirements of the TSX, any unallocated Common Shares under the rolling 10% maximum allowed under each Equity Incentive Plan will require the further approval of the Board of Directors and the Shareholders at least once during each three (3) year period that has elapsed from the date such Equity Incentive Plan is first approved by Shareholders.

If Shareholder approval of any Equity Incentive Plans is not obtained at the Meeting, such Equity Incentive Plan will be of no effect and the Board of Directors will need to reconsider how to ensure that the Company can attract and retain skilled and experienced management team members and directors.  A description of each Equity Incentive Plan follows.

a)	Cancellation of current Stock Option Plan and adoption of New Stock Option Plan

The New Share Option Plan will replace and supersede the Company’s existing Stock Option Plan.  Options granted under the Stock Option Plan will remain outstanding but will now be governed by the terms of the New Share Option Plan as if granted thereunder. The following is a summary of the principle terms of the New Share Option Plan and is qualified in its entirety by the terms of the New Share Option Plan, a copy of which is attached as Schedule A to this Information Circular.

Summary of the New Share Option Plan

Eligible Persons

Under the New Share Option Plan, the Board of Directors is authorized to grant stock options (“New Options”) to Eligible Persons.  Eligible Persons is defined to be any director of the Company who is considered to be “independent” within the meaning of National Instrument 52-110 – Audit Committees, or any company of which 100% of the share capital is beneficially owned by one or more directors of the Company who are considered “independent” within the meaning of National Instrument 52-110 – Audit Committees.

Exercise Price and Vesting

A New Option entitles the holder to purchase a Common Share upon payment of the exercise price per Common Share.  The exercise price of any New Option granted under the New Share Option Plan shall be determined by the Board and in no event shall be less than the volume weighted average trading price (in ZAR) of the Common Shares on the JSE for the ten trading days immediately preceding the date of the grant.

New Options will vest in accordance with the following schedule, unless otherwise determined at the discretion of the Board, and will generally be subject to the Eligible Person remaining an Independent Director (as defined in the New Share Option Plan) well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period:

New Options granted to Independent Directors (as defined in the New Share Option Plan), who have been Directors of the Company for a period of more than six months will vest as follows:

(a)	1/3 of the total number of New Options granted will vest six months after the date of grant;

(b)	a further 1/3 of the total number of New Options granted will vest one year after the date of grant; and

(c)	the remaining 1/3 of the total number of New Options granted will vest eighteen months after the date of grant.

New Options granted to an Independent Director (as defined in the New Share Option Plan) who has been a Director of the Company for a period of less than six months will vest as follows:

(a)	1/3 of the total number of New Options granted will vest one year after the date of grant;

(b)	a further 1/3 of the total number of New Options granted will vest eighteen months after the date of grant; and

(c)	the remaining 1/3 of the total number of New Options granted will vest two years after the date of grant.

Number of Securities Issued or Issuable

The maximum aggregate number of Common Shares issuable pursuant to the New Share Option Plan, together with all other Equity Incentive Plans, but excluding any Common Shares issuable or issued pursuant to any Inducement Grant (as defined in the New Share Option Plan), must not exceed 10% of the outstanding Common Shares from time to time.  As of May 21, 2014, the maximum number of Common Shares issuable pursuant to New Options, Options, CSUs and SARs granted under the Equity Incentive Plans, in the aggregate may not exceed 55,428,847 Common Shares, being 10% of the Company’s issued and outstanding Common Shares.

As of May 21, 2014, 5,110,000 Options were outstanding, providing for the right to purchase an aggregate of 5,110,000 Common Shares or 1% of the Company’s issued and outstanding Common Shares as of that date.  As of May 21, 2014, no New Options, SARS, or CSUs have been issued, resulting in 50,318,847 Common Shares being available for issuance under the Equity Incentive Plans representing approximately 9% of the Company’s issued and outstanding Common Shares.

Maximum Grant to Insiders

Under the New Share Option Plan, the number of Common Shares (i) issuable, at any time, to Insiders (as defined in the New Share Option Plan); and (ii) issued to Insiders (as defined in the New Share Option Plan) within any one year period, pursuant to the New Share Option Plan, all of the Company’s other Equity Incentive Plans and any Inducement Grant (as defined in the New Share Option Plan), must not, in aggregate, exceed 10% of the total number of outstanding Common Shares.

Maximum Grant to Independent Directors

The maximum number of Common Shares which may be issued or reserved for issuance, at any time, to Independent Directors (as defined in the New Share Option Plan) under the New Share Option Plan, together with all other Equity Incentive Plans, must not exceed, in the aggregate 1% of the outstanding Common Shares.

Maximum Grant to any one Participant

The maximum number of Common Shares which may be issued or reserved for issuance to any one person at any time under the New Share Option Plan, together with all other Equity Incentive Plans, shall not exceed in the aggregate 5% of the outstanding Common Shares.

Term of New Option

Each  New Option will expire on the earlier of: (1) the date determined by the Board, provided that such date may not be later than the earlier of: (i) the date which is the tenth (10th) anniversary of the date of grant, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX, JSE and NYSE MKT; and (2) the date the New Option is forfeited pursuant to the Eligible Person ceasing to be an Eligible Person, which such date shall be determined as follows:

(a)
in the event an Eligible Person ceases to be an Eligible Person for any reason other than death of the Eligible Person, the date which is 90 days after the date of termination of such person’s directorship with the Company or its subsidiaries, or such earlier or later date as the Board may determine;

(b)	in the event of termination of the Eligible Person for cause, the date of notice of such termination; and

(c)	in the event of a death of an Eligible Person, the date which is one year after the death of the Eligible Person or such earlier or later date as the Board may determine.

Amendments of New Share Option Plan and New Options

The Board has the right at any time to amend the New Share Option Plan or any New Option provided that for the following amendments, shareholder approval has been obtained by ordinary resolution: (i) amend the provisions relating to the determination of the exercise price in the New Share Option Plan; (ii) reduce the exercise price per Common Share under any outstanding New Option; (iii) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the New Share Option Plan; (iv) extend the term of any New Option granted to an Insider (as defined in the New Share Option Plan) beyond its original expiry date or to amend the New Share Option Plan to permit the grant of a New Option to an Insider that has an expiry date of more than 10 years from the date of grant; (v) increase the limit on the participation by Insiders (as  defined in the New Share Option Plan) in the New Share Option Plan; (vi) amend any of the amending provisions of the New Share Option Plan; or (vii) amend any other provision of the New Share Option Plan for which shareholder approval is required pursuant to the TSX, NYSE MKT or the JSE.

Notwithstanding the foregoing, shareholder approval is not required for any amendments to the New Share Option Plan other than those described above, including, without limitation, amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the TSX), provided that such amendments may not affect a participant in a manner that is materially adverse to, or that materially impairs the benefits and rights of any participant under any Option previously granted to such participant, except in limited circumstances.

Assignability

New Options are not assignable or transferable.

Financial Assistance

The Company will not provide financial assistance to any persons to facilitate the purchase of Common Shares upon the exercise of New Options granted under the New Share Option Plan.

Shareholder Approval of the New Share Option Plan

Shareholders have the opportunity to vote for or against the adoption and approval of the New Share Option Plan by voting on the following resolution:

BE IT RESOLVED, as an ordinary resolution, that:

a)
the adoption of the New Share Option Plan by the Company, in substantially the form attached as Schedule A to the Management Proxy Circular of the Company dated May 21, 2014, with such additions, amendments, modifications or changes as may be required by the TSX, the JSE or the NYSE, is hereby approved;

b)	the Board is authorized to grant New Options under the New Share Option Plan in accordance with the terms thereof up to June 27, 2017;

c)
any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as, in the opinion of such director or officer, are necessary or desirable to implement this resolution; and

d)	the Board of Directors may in their sole discretion and without further approval from the shareholders, revoke this resolution or postpone the implementation of this resolution.

The proposed ordinary resolution to adopt the New Share Option Plan must be approved by a majority of the votes cast in person or by proxy at the Meeting. The persons named in the forms of proxy intend to vote “For” the resolution approving the adoption of the New Share Option Plan, unless instructed otherwise.

If the JSE Listing Resolution is not approved by Shareholders at the Meeting, the Company will not implement the New Share Option Plan without JSE approval of the New Share Option Plan, as well as shareholder approval of the amendments that may be required to it, have been obtained.

The Board of Directors has determined that the adoption of the New Share Option Plan is in the best interests of the Company. The Board hereby unanimously recommends that Shareholders vote in favour of the resolutions adopting the New Share Option Plan.

b)	Adoption of Conditional Share Unit Plan

The Board is authorized to issue restricted share units (“RSUs”) and performance share units (“PSUs”) pursuant to the terms of the Conditional Share Unit Plan.  An RSU conditionally entitles the participant to the delivery of a Common Share at a specified future date, subject to the fulfillment of vesting conditions specified by the Board. A PSU conditionally entitles the participant to delivery of a Common Share, in whole or in part, upon the achievement of certain performance goals during the performance period as the Board determines. RSUs and PSUs are referred to collectively herein as “CSUs”.  A CSU may be awarded as a bonus or similar payment in respect of services rendered by a participant for a fiscal year, or as compensation or an incentive for future performance by a participant. The following is a summary of the principle terms of the Conditional Share Unit Plan and is qualified in its entirety by the terms of the Conditional Share Unit Plan, a copy of which is attached as Schedule B to this Information Circular.

Summary of Conditional Share Unit Plan

Eligible Persons

Under the Conditional Share Unit Plan, the Board of Directors is authorized to grant CSUs to Eligible Persons.  Eligible Persons is defined to be any director, officer, consultant or employee of the Company or any subsidiary of the Company, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Eligible Persons.

Vesting

The Award Agreement in respect of a grant of CSUs will set out the vesting conditions applicable to such CSU, as determined by the Board of Directors, provided however, that all grants of CSUs will expire no later than December 31st of the third calendar year following the grant, if not vested prior to such date.

A CSU may be settled in Common Shares, cash, or in any combination of Common Shares and cash. However, a determination to settle a CSU in whole or in part in cash may be only made by the Board, in its sole discretion. If settled in cash, the cash amount will be based on the volume weighted average trading price (in ZAR) of the Common Shares on the JSE for the ten trading days prior to the date of vesting.

Number of Securities Issued or Issuable

The maximum aggregate number of Common Shares issuable pursuant to the Conditional Share Unit Plan, together with all other Equity Incentive Plans but excluding any Common Shares issuable or issued pursuant to any Inducement Grant (as defined in the Conditional Share Unit Plan), must not exceed 10% of the outstanding Common Shares from time to time.  As of May 21, 2014, the maximum number of Common Shares issuable pursuant to New Options, Options, CSUs and SARs granted under the Equity Incentive Plans, in the aggregate may not exceed 55,428,847 Common Shares, being 10% of the Company’s issued and outstanding Common Shares.

As of May 21, 2014 5,110,000 Options were outstanding, providing for the right to purchase an aggregate of 5,110,000 Common Shares or 1% of the Company’s issued and outstanding Common Shares as of that date.  As of May 21, 2014, no New Options, SARS, or CSUs have been issued, resulting in 50,318,847 Common Shares being available for issuance under the Equity Incentive Plans representing approximately 9% of the Company’s issued and outstanding Common Shares.

Maximum Grant to Insiders

Under the Conditional Share Unit Plan, the number of Common Shares (i) issuable, at any time, to Insiders (as defined in the Conditional Share Unit Plan); and (ii) issued to Insiders (as defined in the Conditional Share Unit Plan) within any one year period, pursuant to the Conditional Share Unit Plan, all of the Company’s other Equity Incentive Plans or any Inducement Grant (as defined in the Conditional Share Unit Plan), must not, in aggregate, exceed 10% of the total number of outstanding Common Shares.

Maximum Grant to Independent Directors

The maximum number of Common Shares which may be issued or reserved for issuance, at any time, to Independent Directors (as defined in the Conditional Share Unit Plan) under the Conditional Share Unit Plan, together with all other Equity Incentive Plans, must not exceed, in the aggregate 1% of the outstanding Common Shares.

Maximum Grant to any one Participant

The maximum number of Common Shares which may be issued or reserved for issuance to any one person at any time under the Conditional Share Unit Plan, together with all other Equity Incentive Plans, shall not exceed in the aggregate 5% of the outstanding Common Shares.

Term of Conditional Share Unit

Each CSU will expire on the earlier of: (1) the date determined by the Board, provided that such date may not be later than the earlier of: (i) the date which is December 31 of the third calendar year following the calendar year in which the CSUs were granted and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX, JSE and NYSE MKT; and (2) the date the  CSU is forfeited pursuant to the Eligible Person ceasing to be an Eligible Person, which such date shall be determined as follows:

(d)
in the event an Eligible Person ceases to be an Eligible Person for any reason other than death of the Eligible Person, the date which is 90 days after the date of termination of such person’s directorship with the Company or its subsidiaries, or such earlier or later date as the Board may determine;

(e)	in the event of termination of the Eligible Person for cause, the date of notice of such termination; and

(f)	in the event of a death of an Eligible Person, the date which is one year after the death of the Eligible Person or such earlier or later date as the Board may determine.

Rights of holders of CSUs

Prior to settlement, a CSU carries no voting or other rights associated with share ownership except that a holder of CSUs will be credited with a Dividend Equivalent (as defined in the Conditional Share Unit Plan) in the form of additional CSUs in respect of dividends declared by the Company while the CSUs are outstanding.

Assignability

CSUs are not assignable or transferable.

Amendments of Conditional Share Unit Plan and related Award Agreements

The Board has the right at any time to amend the Conditional Share Unit Plan or any Award Agreement under Conditional Share Unit Plan provided that for the following amendments, shareholder approval has been obtained by ordinary resolution: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Conditional Share Unit Plan; (ii) extend the term of any CSU granted to an Insider (as defined in the Conditional Share Unit Plan) beyond its original expiry date or to amend the Conditional Share Unit Plan to permit the grant of a CSU to an Insider that has an expiry date of more than 10 years from the date of grant; (iii) increase the limit on the participation by Insiders (as  defined in the Conditional Share Unit Plan) in the Conditional Share Unit Plan; (iv) to amend any of the amending provisions of the Conditional Share Unit Plan; or (v) to amend any other provision of the Conditional Share Unit Plan for which shareholder approval is required pursuant to the TSX, NYSE MKT or the JSE.

Notwithstanding the foregoing, shareholder approval is not required for any amendments to the Conditional Share Unit Plan other than those described above, provided that such amendments may not affect a participant in a manner that is materially adverse to, or that materially impairs the benefits and rights of any participant under any CSU previously granted to such participant, except in limited circumstances.

Shareholder Approval of the Conditional Share Unit Plan

Shareholders have the opportunity to vote for or against the adoption and approval of the Conditional Share Unit Plan by voting on the following resolution:

BE IT RESOLVED, as an ordinary resolution, that:

a)
the adoption of the Conditional Share Unit Plan by the Company, in substantially the form attached as Schedule B to the Management Proxy Circular of the Company dated May 21, 2014, with such additions, amendments, modifications or changes as may be required by the TSX, the JSE or the NYSE, is hereby approved;

b)	the Board is authorized to grant Conditional Share Units under the Conditional Share Unit Plan in accordance with the terms thereof up to June 27, 2017;

c)
any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as, in the opinion of such director or officer, are necessary or desirable to implement this resolution; and

d)	the Board of Directors may in their sole discretion and without further approval from the shareholders, revoke this resolution or postpone the implementation of this resolution.

The proposed ordinary resolution to adopt the Conditional Share Unit Plan must be approved by a majority of the votes cast in person or by proxy at the Meeting. The persons named in the forms of proxy intend to vote “For” the resolution to approve the adoption of the Conditional Share Unit Plan, unless instructed otherwise.

If the JSE Listing Resolution is not approved by Shareholders at the Meeting, the Company will not implement the Conditional Share Unit Plan without JSE approval of the Conditional Share Unit Plan, as well as shareholder approval of the amendments that may be required to it, have been obtained.

The Board of Directors has determined that the adoption of the Conditional Share Unit Plan is in the best interests of the Company. The Board hereby unanimously recommends that Shareholders vote in favour of the resolutions adopting the Conditional Share Unit Plan.

c)	Adoption of Share Appreciation Rights Plan

The Board is authorized to issue share appreciation rights (“SARs”) pursuant to the terms of the Share Appreciation Rights Plan. Upon vesting of a SAR, the participant is entitled to receive, for each SAR vested, an amount equal in value to the excess of: (a) the volume weighted average trading price (in ZAR) of one Common Share on the JSE for the ten trading days prior to the vesting date; less (b) the grant price of the SAR as determined by the Board, which grant price shall not be less than 100% of the volume weighted average trading price (in ZAR) of one Common Share on the JSE for the ten trading days prior to the date of grant of the SAR. Such amount is payable in cash or Common Shares as determined by the Board.

The following is a summary of the principle terms of the Share Appreciation Rights Plan and is qualified in its entirety by the terms of the Share Appreciation Rights Plan, a copy of which is attached as Schedule C to this Information Circular.

Summary of Share Appreciation Rights Plan

Eligible Persons

Under the Share Appreciation Rights Plan, the Board of Directors is authorized to grant SARs to Eligible Persons.  Eligible Persons is defined to be any director, officer, consultant or employee of the Company or any subsidiary of the Company, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Eligible Persons.

Vesting

The Board may determine the vesting schedule, if any, applicable to SARs. Unless otherwise provided for by the Board or in the Award Agreement pertaining to a particular SAR, a SAR shall vest on the date on which the participant has satisfied any conditions or terms set by the Board at the time of the grant of the SAR or otherwise provided in the Award Agreement pertaining to a particular SAR; provided that unless a SAR has vested on or prior to December 31st of the third calendar year following the date of grant of the corresponding SAR, such SAR shall be forfeited and shall ceased to be of any force or effect and the participant shall have no further rights thereunder.

A SAR may be settled in Common Shares, cash, or in any combination of Common Shares and cash. A determination to settle a SAR in whole or in part in cash may be only made by the Board, in its sole discretion.

Number of Securities Issued or Issuable

The maximum aggregate number of Common Shares issuable pursuant to the Share Appreciation Rights Plan, together with all other Equity Incentive Plans but excluding any Common Shares issuable or issued pursuant to any Inducement Grant (as defined in the Share Appreciation Rights Plan), must not exceed 10% of the outstanding Common Shares from time to time.  As of May 21, 2014, the maximum number of Common Shares issuable pursuant to New Options, Options, CSUs and SARs granted under the Equity Incentive Plans, in the aggregate may not exceed 55,428,847 Common Shares, being 10% of the Company’s issued and outstanding Common Shares.

As of May 21, 2014 5,110,000 Options were outstanding, providing for the right to purchase an aggregate of 5,110,000 Common Shares or 1% of the Company’s issued and outstanding Common Shares as of that date.  As of May 21, 2014, no New Options, SARS, or CSUs have been issued, resulting in 50,318,847 Common Shares being available for issuance under the Equity Incentive Plans representing approximately 9% of the Company’s issued and outstanding Common Shares.

Maximum Grant to Insiders

Under the Share Appreciation Rights Plan, the number of Common Shares (i) issuable, at any time, to Insiders (as defined in the Share Appreciation Rights Plan); and (ii) issued to Insiders (as defined in the Share Appreciation Rights Plan) within any one year period, pursuant to the Share Appreciation Rights Plan, all of the Company’s other Equity Incentive Plans or any Inducement Grant (as defined in the Share Appreciation Rights Plan), must not, in aggregate, exceed 10% of the total number of outstanding Common Shares.

Maximum Grant to Independent Directors

The maximum number of Common Shares which may be issued or reserved for issuance, at any time, to Independent Directors (as defined in the Share Appreciation Rights Plan) under the Share Appreciation Rights Plan, together with all other Equity Incentive Plans, must not exceed, in the aggregate 1% of the outstanding Common Shares.

Maximum Grant to any one Participant

The maximum number of Common Shares which may be issued or reserved for issuance to any one person at any time under the Share Appreciation Rights Plan, together with all other Equity Incentive Plans, shall not exceed in the aggregate 5% of the outstanding Common Shares.

Term of SAR

Each SAR will expire on the earlier of: (1) the date determined by the Board, provided that such date may not be later than the earlier of: (i) the date which is December 31 of the third calendar year following the calendar year in which the SARs were granted and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX, JSE and NYSE MKT; and (2) the date the  SAR is forfeited pursuant to the Eligible Person ceasing to be an Eligible Person, which such date shall be determined as follows:

(g)
in the event an Eligible Person ceases to be an Eligible Person for any reason other than death of the Eligible Person, the date which is 90 days after the date of termination of such person’s directorship with the Company or its subsidiaries, or such earlier or later date as the Board may determine;

(h)	in the event of termination of the Eligible Person for cause, the date of notice of such termination; and

(i)	in the event of a death of an Eligible Person, the date which is one year after the death of the Eligible Person or such earlier or later date as the Board may determine.

Rights of holders of SARs

Prior to settlement, a SAR carries no voting, dividend or other rights associated with share ownership.

Assignability

SARs are not assignable or transferable.

Amendments of Share Appreciation Rights Plan and related Award Agreements

The Board has the right at any time to amend the Share Appreciation Rights Plan or any Award Agreement under Share Appreciation Rights Plan provided that for the following amendments, shareholder approval has been obtained by ordinary resolution: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Share Appreciation Rights Plan; (ii) reduce the grant price for any SAR or amend the Share Appreciation Rights Plan, to permit the Board to grant SARs with a grant price less than 100% of the Market Price (as defined in the Share Appreciation Rights Plan) of one Common Share on the date of grant of the SAR; (iii) extend the term of any SAR granted to an Insider (as defined in the Share Appreciation Rights Plan) beyond its original expiry date or to amend the Share Appreciation Rights Plan to permit the grant of an SAR to an Insider that has an expiry date of more than 10 years from the date of grant; (iv) increase the limit on the participation by Insiders (as  defined in the Share Appreciation Rights Plan) in the Share Appreciation Rights Plan; (v) amend any of the amending provisions of the Share Appreciation Rights Plan; or (vi) amend any other provision of the Share Appreciation Rights Plan for which shareholder approval is required pursuant to the TSX, NYSE MKT or the JSE.

Notwithstanding the foregoing, shareholder approval is not required for any amendments to the Share Appreciation Rights Plan other than those described above, provided that such amendments may not affect a participant in a manner that is materially adverse to, or that materially impairs the benefits and rights of any participant under any SAR previously granted to such participant, except in limited circumstances.

Shareholder Approval of the Share Appreciation Rights Plan

Shareholders have the opportunity to vote for or against the adoption and approval of the Share Appreciation Rights Plan by voting on the following resolution:

BE IT RESOLVED, as an ordinary resolution, that:

a)
the adoption of the Share Appreciation Rights Plan by the Company, in substantially the form attached as Schedule C to the Management Proxy Circular of the Company dated May 21, 2014, with such additions, amendments, modifications or changes as may be required by the TSX, the JSE or the NYSE, is hereby approved;

b)	the Board is authorized to grant Share Appreciation Rights under the Share Appreciation Rights Plan in accordance with the terms thereof up to June 27, 2017;

c)
any one officer or director of the Company be and is hereby authorized to execute and deliver all documents and do all things as, in the opinion of such director or officer, are necessary or desirable to implement this resolution; and

d)	the Board of Directors may in their sole discretion and without further approval from the shareholders, revoke this resolution or postpone the implementation of this resolution.

The proposed ordinary resolution to adopt the Share Appreciation Rights Plan must be approved by a majority of the votes cast in person or by proxy at the Meeting. The persons named in the forms of proxy intend to vote “For” the resolution to approve the adoption of the Share Appreciation Rights Plan, unless instructed otherwise.

If the JSE Listing Resolution is not approved by Shareholders at the Meeting, the Company will not implement the Share Appreciation Rights Plan without JSE approval of the Share Appreciation Rights Plan, as well as shareholder approval of the amendments that may be required to it, have been obtained.

The Board of Directors has determined that the adoption of the Share Appreciation Rights Plan is in the best interests of the Company. The Board hereby unanimously recommends that Shareholders vote in favour of the resolutions adopting the Share Appreciation Rights Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section “Named Executive Officer” or “NEO” means each of the following individuals:

(a)	the CEO;

(b)	the CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2013.

For the purposes of the executive compensation disclosure in this Circular, Bava Reddy (Executive: Technical Services), Joel Kesler (Chief Commercial Officer), Harold Motaung (Chief Executive Officer), Tumelo Motsisi (Executive Chair),

Kogi Naicker (Interim Chief Financial Officer) and DeWet Schutte (Chief Financial Officer until July 31, 2013) are considered NEOs of Atlatsa.

Compensation Committee

The Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)
to recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors;

(b)
to review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the Executive Chair, CEO, CFO and other senior officers (collectively, the “Officers”). The Compensation Committee evaluates the performance of the Officers in light of those goals and recommends to the Board the Officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation include salary, bonus, and other incentive compensation;

(c)	to review and recommend to the Board on an annual basis the evaluation process and compensation structure for the Company’s other employees;

(d)
based upon input and recommendations from the Officers, to review the Company’s incentive compensation plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new incentive compensation plans;

(e)	to administer the Company’s Stock Option Plan and other equity based compensation plans and determine the grants of Options and other equity based compensation; and

(f)	to prepare and publish any annual executive compensation report in the Company’s annual information form or proxy statement.

The Compensation Committee during the fiscal year ended December 31, 2013 (“Fiscal 2013”) was composed of Anu Dhir (Chair of the Compensation Committee) and Patrick Cooke, both of whom were independent directors.  During Fiscal 2013, the Compensation Committee met five times and the proceedings at such meetings were documented in the form of meeting minutes.  Ms. Dhir and Mr. Cooke have relevant experience with respect to compensation matters on the basis of previous roles as directors of public companies and the compensation committees thereof.

Patrick Cooke resigned from the Compensation Committee on February 26, 2014 and on May 6, 2014 the Board appointed Colin Clarke and Andile Mabizela to serve as members of the Compensation Committee.  Ms. Dhir remains Chair of the Compensation Committee.  Mr. Clarke and Mr. Mabizela have relevant experience with respect to compensation matters on the basis of previous roles as directors of companies and the compensation committees thereof.

Additional information regarding the Compensation Committee is provided under “Corporate Governance - Board Committees – Compensation Committee”.

Report on Executive Compensation

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The Company’s reward philosophy is to consider the total reward package needed to meet the differing roles within the Company whilst ensuring external competitiveness and internal relativity. The purpose is to engage all employees to such a degree that they prefer to work for Atlatsa rather than another organization. To this end we regularly re-evaluate our reward programs, recognizing both where we are as an organization from a maturity life-cycle perspective as well relevant competitive factors that may affect achieving responsible delivery towards corporate objectives.

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective Officers;

(b)	motivating the short and long-term performance of these Officers; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its Officers, the Company has employed a combination of base salary, bonus compensation and equity participation through its Stock Option Plan.  For the year ended December 31, 2013, no bonuses have been proposed or paid to any NEO.

The Company has formalized performance management system for the Officers.  With effect from the commencement of the 2014 fiscal year, the Company has adopted a Corporate Scorecard to enable the performance of the Officers to be evaluated on an annual basis.

The Corporate Scorecard

The Corporate Scorecard defines the Company’s primary success indicators and focus management effort.  The Corporate Scorecard is used to:

•	pre-determine objectives and measurements which reflect critical success factors;

•	track critical performance variables over time and value; and

•	ring-fence deliverables and ascribe weightings of potential contribution to business success.

The Corporate scorecard is based on performance goals relating to:

•	The volume of tonnes extracted and ounces delivered to the Anglo Platinum refinery for processing;

•	The notional unit cost of production;

•	Safety improvement as indicated by the LTIFR; and

•	Individual performance areas.

The Officers will be evaluated against the Corporate Scorecard by the Compensation Committee with input from the Board of Directors. The actual evaluation will be used to quantify any annual base salary adjustment, bonus compensation and equity participation elements for each Officer.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO was determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international sources of such listed information.

The Company utilized PE Corporate Services (SA) Pty Ltd to provide this information for Fiscal 2014. The following companies were utilized for benchmarking of NEO’s salaries: Aquarius Platinum Ltd, Eastern Platinum Ltd, Jubilee, Royal Bafokeng, Wesizwe and Platfiels Limited. These companies were selected because they are companies with more than one stock exchange listing, they have a cluster of minerals similar to Atlatsa’s growth strategy; and are companies whose operations are based in South Africa and / or Africa. PE Corporate Services (SA) Pty Ltd was appointed on September 2, 2013 with mandate to conduct a market benchmarking exercise on executive remuneration levels, provide a report of recommendations on non-executive director fees, provide a report on remuneration policy (covering the market-positioning of guaranteed pay, variable pay (both short-term and long-term)) and pay mix together with a formal performance management system procedural manual and to provide a report on the performance bonus scheme rules and share appreciation rights scheme (SARS) rules.

PE Corporate Services (SA) Pty Ltd has not provided any services to any subsidiaries, directors or officers of Atlatsa and has not provided any services to Atlatsa other than compensation services.

Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.  Salaries of officers of the Company are reviewed annually by the Board of Directors.

Compensation Consultant Fees
	Year Ended
	2012	2013
Executive Compensation-Related Fees	0	R309,852.00
All Other Fees (Non-Executive director compensation and share schemes related fees)	0	R102,600.00

Bonus Compensation

No bonus arrangements with NEOs or directors have been agreed for Fiscal 2013, although certain NEOs may be awarded bonus compensation in 2014 as discussed under the section entitled “The Corporate Scorecard” above.

Equity Participation

The purpose of the equity incentive plans of the Corporation is to encourage equity participation by the Company’s key directors, officers, employees and consultants in order to align the interests of such persons with those of Shareholders and to assist the Company in attracting and retaining qualified directors, officers, employees and consultants.

During Fiscal 2013, the Company provided equity incentive compensation only through its Stock Option Plan.  The Stock Option Plan was designed to foster and promote the long term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent directors, officers, employees and consultants and to motivate the performance of such persons through the grant of equity compensation which promotes alignment between the interests of such persons and the interests of Shareholders in creating long term Shareholder value.  The Stock Option Plan enabled employees to participate in the long term growth and financial success of the Company.  Options granted pursuant to the Stock Option Plan were grated taking into account a number of factors, including the amount and term of Options previously granted, base salary, bonuses and competitive factors.  The Compensation Committee administered the Stock Option Plan.  Previous grants were taken into effect when considering new grants. See “Stock Option Plan” below for more details.

On May 6, 2014, the Board approved the adoption, subject to Shareholder and TSX approval, of the Equity Incentive Plans.  For more detail on the Equity Incentive Plans see “Special Business – Adoption of Equity Incentive Plans”. The Board has delegated to the Compensation Committee the right to administer the Equity Incentive Plans and to grant New Options, SARs and CSUs under the applicable Equity Incentive Plan.  Under the Equity Incentive Plans previous grants of New Options, SARs or CSUs will not be taken into account when considering new grants.

General

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for NEOs so as to continue to address the objectives identified herein. The Board has not considered the implications of the risks associated with the Company’s current compensation program; however, the Company will review and consider the implications of any risks associated with the Company’s compensation program and design such compensation policies and practices in order to mitigate such risks.

There is no restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or a director.  For the year ended December 31, 2013, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares on December 31, 2008 with the cumulative total return of the S&P/TSX Venture Composite Index and the Canada S&P/TSX Composite, for the five most recently completed financial years.

500.00
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
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Share Price Performance
Dec-08
Sep-09
Jun-10
Feb-11
Nov-11
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Atlatsa Resources Corporation
Canada S&P/TSX Composite
S&P/TSX Venture Composite

Due to the recent restructuring, the Company’s share price performance increased by approximately 58% between December 31, 2008 (CAD 0.38) and December 31, 2013 (CAD 0.60).   During the same period the total compensation paid to NEOs decreased by approximately 60%, however the total compensation paid to NEO’s increased by approximately 6.3% between 2012 and 2013.

SUMMARY COMPENSATION TABLE

The compensation provided to NEOs of the Company during the financial year ended December 31, 2013, for each of the Company’s three most recently completed financial years, is as follows:

					Non-equity incentive plan compensation
Name	Year	Salary	Share based awards	Option based awards	Annual incentive plans	Long-term incentive Plans	Pension value		All other compensation			Total compensation
			$	$	$	$	$		$			$
				(2)
Tumelo Motsisi (1) (4)	2013	492,788	Nil	Nil	Nil	Nil		98,614		18,618			610,019
Director	2012	428,297	Nil	Nil	Nil	Nil		97,315		21,311			546,923
Executive Chairman	2011	412,648	Nil	Nil	Nil	Nil		60,643		24,025			497,316

Harold Motaung (1) (3) (4)	2013	490,823	Nil	Nil	Nil	Nil		102,367		18,618			611,809
Director	2012	436,526	Nil	Nil	Nil	Nil		101,527		29,256			567,309
CEO	2011	403,644	Nil	Nil	Nil	Nil		59,383		37,979			501,006

Joel Kesler (1)	2013	407,862	Nil	Nil	Nil	Nil		82,198		18,618			508,678
Chief Commercial Officer	2012	326,510	Nil	Nil	Nil	Nil		79,501		36,721			442,732
	2011	291,135	Nil	Nil	Nil	Nil		43,632		34,214			368,981

Bava Reddy	2013	231,674	Nil	Nil	Nil	Nil		53,088		21,828			306,590
Executive: Technical Services	2012	219,589	Nil	Nil	Nil	Nil		58,081		22,336			300,006
	2011	226,979	Nil	Nil	Nil	Nil		34,075		25,711			286,765

De Wet Schutte	2013	219,117	Nil	Nil	Nil	Nil		46,015		1,498			266,630
CFO (1) (5)	2012	362,914	Nil	Nil	Nil	Nil		81,527		3,587			448,028
	2011	350,716	Nil	Nil	Nil	Nil		49,103		7,825			407,644

Kogi Naicker	2013	59,481	Nil	Nil	Nil	Nil		10,840		76,347	(7)		146,667
Interim CFO (6)

Notes:

(1)
Compensation of certain of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in ZAR at a month end exchange rate at the time. For the purpose of the annual amount the ZAR value for the year has been converted at 1 CAD = ZAR9.87, being the average 2013 rate. The preceding years are converted at the respective annual average exchange rate.

(2)
Options granted are in terms of the Stock Option Plan. (Refer to “Stock Option Plan”). For compensation purposes, the Black- Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.

(3)	Mr. Motaung was appointed as CEO in April 2011.
(4)	The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.
(5)	Mr. Schutte resigned on August 1, 2013.
(6)	Ms. Naicker was appointed Interim CFO on August 1, 2013 and is only included in the above table from that date.
(7)	Included in “All other compensation” is an acting allowance of $75,972.

INCENTIVE PLAN AWARDS

The Company currently has a Stock Option Plan and a SARs scheme in place for certain employees. At the annual and extraordinary general meeting of the Shareholders of the Company held on June 15, 2009, all the then-outstanding Options were approved for repricing to $1.29. The following table sets out all Option-based awards outstanding as at December 31, 2013 for each NEO:

NAME	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tumelo Motsisi	800,000	0.84	November 30, 2016	Nil Nil	Nil	Nil	Nil
Harold Motaung	510,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil
De Wet Schutte	500,000	1.61	May 1, 2017	Nil	Nil	Nil	Nil
Joel Kesler	570,000	0.84	November 30, 2016	Nil Nil	Nil	Nil	Nil
Bava Reddy	570,000	0.84	November 30, 2016	Nil Nil	Nil	Nil	Nil
Kogi Naicker	50,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil
Note:

(1)
The value at December 31, 2013 is calculated by determining the difference between the closing price of the Common Shares at December 31, 2013 ($0.60 per Common Share)  underlying the Option on the TSX-V and the exercise price of the Options, multiplied by the number of Options outstanding as at December 31, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2013, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – value earned during year
Tumelo Motsisi	Nil	Nil	Nil
Harold Motaung	Nil	Nil	Nil
De Wet Schutte	Nil	Nil	Nil
Joel Kesler	Nil	Nil	Nil
Bava Reddy	Nil	Nil	Nil

Note:
(1)
These amounts represent the aggregate dollar value that would have been realized if the Options under the Option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the Option at date of vesting and the exercise or base price of the Option under the Option-based award on the vesting date.

Securities Authorized for Issuance under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,110,000	0.93	0	(1)
Equity compensation plans not approved by securityholders	0	-	50,318,847	(2)
Total	5,110,000	0.93	50,318,847
(1) Stock Option Plan was replaced by New Share Option Plan on May 6, 2014.

(2) This represents the number of Common Shares available for issuance under the Equity Incentive Plans put to Shareholders at the Meeting.

Stock Option Plan

The only equity compensation plan in which the directors or NEOs of the Company participated in Fiscal 2013 was the Stock Option Plan. Amendments to the Stock Option Plan were most recently approved by Shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009.  The maximum number of Common Shares issuable under the Stock Option Plan is 32,600,000 Common Shares.  In connection with the Company’s migration to the TSX, which was conditionally approved on April 24, 2014, the Company has adopted the New Share Option Plan which is compliant with TSX policies and standards.  The New Share Option Plan is being put to Shareholders at the Meeting for approval.  See “Special Business – Adoption of Equity Incentive Plans”.

5,110,000 Common Shares are issuable upon the exercise of all outstanding Options, which are exercisable at a weighted average exercise price of $1.29.  The Stock Option Plan was replaced by the New Share Option Plan on May 6, 2014.  As a result, as of the Record Date, no Options are available for issuance under the Stock Option Plan and 50,318,847 Common Shares are available for issuance under New Options, SARs or CSUs granted under the Equity Incentive Plans.

The New Share Option Plan replaces and supersedes the Stock Option Plan.  All Options granted under the Stock Option Plan will remain outstanding and will be governed by the terms and conditions of the New Share Option Plan as if they were granted thereunder.

Issue of Options

The Company did not issue any Options during the fiscal year ended December 31, 2013.

The terms of the outstanding Options at December 31, 2013 are as follows:

Expiry date	Option price	Number of Options Outstanding	Number of Options Vested	Weighted Average Life (years)
June 25, 2014	$0.96	600,000	600,000	2.7
November 30, 2016	$0.84	4,705,000	3,450,880	5.2
May 1, 2017	$1.68	500,000	166,500	5.6

Total		7,933,000	7,766,000
Weighted average exercise price		$1.03	$1.05

Note:
(1)	Options were re-priced to $1.29 on June 30, 2009.

The Stock Option Plan was administered by the Compensation Committee of the Board of Directors. The Stock Option Plan provided that Options may be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. Options typically expire five years after the date of grant of such Options.

Eligible Optionees

To be eligible for the issuance of an Option under the Stock Option Plan, an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the Option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an Option grant. If the Option is granted to a company, the Company must provide the TSX with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the Option remains in effect without the consent of the TSX.

Material Terms of the Stock Option Plan

The following is a summary of the material terms of the Stock Option Plan:

(a)	all Options granted under the Stock Option Plan are non-assignable and non-transferable;

(b)
for Options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)
Options have a maximum term of ten years; although to date Options have generally expired five years after the date of grant. Options terminate 30 days following the termination of the Optionee's employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, Options terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, Options terminate at the earlier of one year after the event or the expiry of the Option. Vesting of Options is at the discretion of the Compensation Committee at the time the Options are granted; and

(d)
the exercise price of an Option granted under the Stock Option Plan must not be less than the closing price for Common Shares of the Company as traded on the TSX-V on the last trading day before the date that the Option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

PENSION PLAN BENEFITS

The full time employees of the Company at its corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Retirement sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of Bokoni belong to the following funds depending on their position:

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo Platinum Group Provident Fund.

•	The Company contributes 14% of the basic salaries of certain employees to the Anglo Platinum Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

Provident Fund
Name	Accumulated value at January 1, 2013	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2013
	($)	($)	($)	($)
Tumelo Motsisi	230,848	65,742	47,935	334,526
Harold Motaung	204,964	65,459	42,687	313,139
Joel Kesler	171,931	54,799	35,802	262,532
Bava Reddy	121,415	32,636	25,394	179,444
De Wet Schutte (1)	106,547	30,676	5,158	142,381
Kogi Naicker (2)	56,883	6,914	6,530	70,327

Pension Fund
Name	Accumulated value at January 1, 2013	Total growth earned/interest earned (employer contribution)	Net Employer Contributions	Accumulated value at December 31, 2013
	($)	($)	($)	($)
Tumelo Motsisi	134,710	35,433	30,762	200,906
Harold Motaung	119,686	35,296	27,718	182,699
Joel Kesler	100,099	29,535	23,182	152,816
Bava Reddy	70,775	17,678	16,099	104,552
De Wet Schutte (1)	62,107	17,431	25,014	104,552
Kogi Naicker (2)	33,910	3,998	3,125	41,033
Notes:
(1)	Mr. Schutte resigned on August 1, 2013.
(2)	Ms. Naicker was appointed as Interim CFO on August 1, 2013.

TERMINATION AND CHANGE IN CONTROL BENEFITS

Written contracts are in place between the Company and Harold Motaung, Bava Reddy and Kogi Naicker.  There are no written employment contracts in place between the Company and Tumelo Motsisi or Joel Kesler, respectively.  It is not expected that there will be any written contracts between the Company and any independent non-executive directors which are appointed to the Board.

There are no compensatory plans or arrangements with the NEOs that entitle a NEO to receive more than $50,000 from the Company as a result of the resignation, retirement or any other termination of employment of the NEOs’

employment, a change in control of the Company or its subsidiaries or a change of the NEOs’ responsibilities following a change in control.

Written employment contracts and other arrangements between the Company and the Company’s NEOs provide for compensation payable under certain circumstances following termination or a change in control, inclusive of the following:

•	a 30 day notice period applies;

•	payment of annual holiday leave; and

•	in terms of the Stock Option Plan, all vested Options held by the NEO may be exercised within 90 days of termination.

DIRECTOR COMPENSATION

Each independent director of the Company, namely, Fikile Tebogo De Buck, Rizelle Sampson, Anu Dhir and Patrick Cooke (resigned February 26, 2014) were paid an annual director's fee of $45,000 in Fiscal 2013, plus an additional fee of $15,000 for the Audit Committee Chairperson, $11,000 for other committee Chairpersons and $20,000 for the Lead Independent Director.  In Fiscal 2013 members of the Audit Committee were paid an additional $8,000 and members of other committees were paid an additional $7,000.  Special Committee members were paid an additional $15,000 in Fiscal 2013.  Executive officers do not receive additional compensation for serving as directors.

There is no written or oral contract between the Company or any of its subsidiaries and any non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company's most recently completed financial year of December 31, 2013 is:

Name of Director (5)	Fees earned ($)(1)	Option- based awards ($)	Share- based awards ($)	Non-equity incentive plan compensation	Pension Value ($)	All other compensation ($)	Total ($)
Patrick Cooke (4)	93,000	Nil	Nil	Nil	Nil	Nil	93,000
Fikile De Buck(3)	89,000	Nil	Nil	Nil	Nil	Nil	89,000
Anu Dhir(2)	95,409	Nil	Nil	Nil	Nil	Nil	95,409
Rizelle Sampson (6)(7)	71,000	Nil	Nil	Nil	Nil	Nil	71,000
Notes:
(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)
Anu Dhir joined the Company as a director in July 2008.  In Fiscal 2013 Ms. Dhir was Lead Independent Director, Chairperson of the Compensation Committee, Chairperson of the Investment Committee and a member of the Audit Committee, the Sustainable Development Committee and the Special Committee.

(3)
Fikile De Buck joined the Company as a director in September 2008.  In Fiscal 2013, Ms. De Buck was the Audit Committee Chairperson and a member of the Sustainable Development Committee, the Nominating and Governance Committee and the Special Committee.

(4)
Patrick Cooke joined the Company as a director in February 2012 and resigned on February 26, 2014.  In Fiscal 2013 Patrick Cook was the Nominating and Governance Committee Chairperson and was a member of the Audit Committee, the Investment Committee, the Special Committee and the Compensation Committee.

(5)	Directors who are also NEO's and receive compensation for services as directors are included in the NEO summary compensation table.
(6)	Rizelle Sampson joined the Company as a director in September 2004. In Fiscal 2013 Ms. Sampson was the

Chairperson of the Sustainable Development Health and Safety Committee and a member of the Special Committee
(7)
On March 27, 2014 Ms. Sampson was appointed to the Audit Committee, the Compensation Committee and the Nominating and Governance Committee to replace Patrick Cooke, she thereafter resigned from the Audit and Risk Committee on 6 May 2014.

The following table sets out all option-based awards outstanding as at December 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:
NAME	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Patrick Cooke	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Fikile De Buck	100,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil
Anu Dhir	150,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil
Rizelle Sampson	150,000	0.84	November 30, 2016	Nil	Nil	Nil	Nil

Note:
(1)
The value at December 31, 2013 is calculated by determining the difference between the closing price of the Company's common shares on December 31, 2011 ($0.60) underlying the option on the TSX -V the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:
NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Patrick Cooke	Nil	Nil
Fikile De Buck	Nil	Nil
Anu Dhir	Nil	Nil
Rizelle Sampson	Nil	Nil
Note:
(1)
These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

CORPORATE GOVERNANCE

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders.  The CSA have adopted NP 58-201, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by the Company of its corporate governance practices.  This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

NI 58-101 considers directors to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions and recent employment by the auditors and like matters. The majority of the directors of the Company are independent directors.

The Company’s Corporate Governance Policies and Procedures Manual, which governs and mandates the conduct of the Board of Directors and delineates director responsibilities and qualification standards, is available on the Company’s website at www.atlatsaresources.co.za.  Information on the Company’s website is not a part of this Information Circular.  A copy of the mandate of the Board is attached hereto as Schedule D.

The CSA’s corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Board believes it is important that the Board regularly meet without management of the Company, but has also determined that open and candid discussion among independent directors is not necessarily inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted.  No formal meeting of the independent directors was held during the year ended December 31, 2013.

The Board currently does not have an independent Chair.  Anu Dhir is the Company’s lead independent director. The Board facilitates its independent supervision over management in several ways including the holding of regular board meetings and committee meetings, informal discussions among independent directors and management and by retaining independent consultants where it deems necessary. With the exception of the Investment Committee, each of the standing board committees is also solely comprised of independent directors.  Independent supervision is also achieved by the formation of special committees of the independent directors to oversee any matters in which non-independent directors who are members of management may have an interest. In addition, the Board of Directors has direct access to the Company’s external auditors, legal counsel and to any of the Company’s officers.

The independent members of the Board of Directors of the Company for Fiscal 2013 were Fikile De Buck, Anu Dhir (Lead Independent Director), Rizelle Sampson and Patrick Cooke.

The executive (non-independent) directors for Fiscal 2013 were Harold Motaung (President and CEO) and Tumelo Motsisi (Chairman of the Board).

Certain directors of Atlatsa are directors of other public companies.  This information is provided on pages13-16 of this Information Circular.

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2013.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Sustainable Development and Health and Safety Committee
Patrick Cooke	5 of 5	4 of 4	4 of 4	5 of 5	Not applicable
Fikile De Buck	5 of 5	4 of 4	4 of 4	Not applicable	4 of 4
Anu Dhir	5 of 5	4 of 4	Not applicable	5 of 5	3 of 4
Harold Motaung	5 of 5	Not applicable	Not applicable	Not applicable	Not applicable
Tumelo Motsisi	5 of 5	Not applicable	Not applicable	Not applicable	Not applicable
Rizelle Sampson	5 of 5	Not applicable	Not applicable	Not applicable	4 of 4

Orientation and Continuing Education

All new and continuing directors are encouraged to review the Board materials prepared by the Company consisting of filings, Committee Charters, Code of Business Conduct and Guidelines. New Members of the Board have participated in the Company’s Director orientation program. This program was designed to provide new directors with the foundation for a more in-depth familiarity and understanding of the Company and its business operations, industry and key personnel. In addition, directors will be provided with continuing education programs, which shall include materials, presentations and programs presented at the Company by management as well as third parties. In addition, directors are encouraged to participate in appropriate seminars or their own choice.

Ethical Business Conduct

The Board has adopted a formal ethics policy, the Ethics and Business Conduct Policy, which applies to all directors, officers and employees of the Company, included in Section B-3 to the Company's Corporate Governance Policies and Procedures Manual, which is available for download from the Company's website (www.atlatsa.com). Information on the Company’s website is not a part of this Information Circular. The Company’s Ethics and Business Conduct Policy is also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The Board also believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.
Compliance with the Code of Ethics is monitored by the Nomination and Governance Committee. No departures from the code were identified by the Nominating and Governance Committee during Fiscal 2013. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. In those circumstances, the relevant director and officer must declare their interest and in the case of a director, refrain from voting and the Nominating and Governance Committee considers any interested party transactions in advance of their consideration by the Board.

Nomination of Directors
The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.
The Board recognises the lack of mining experience of the Board and is currently completing its search for additional independent non-executive directors.

Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

Board Committees

The Board has not adopted descriptions for the positions of Board chairman, and the chairman for each of the board committees, but, as at the date of this Annual Report, the roles and responsibilities for the board and for each of the board committees has been described in the Company’s Corporate Governance Policies and Procedures Manual dated December 2013, which is available on the Company’s website at www.atlatsa.com.  Information on the Company’s website is not a part of this Information Circular.

Audit and Risk Committee

The Audit and Risk Committee (the “Audit Committee”) is an important element of the Board’s system of monitoring and control. The Audit Committee meets at least four times a year. All the members of the Audit Committee are independent non-executive directors, financially literate and have extensive Audit Committee experience. In Fiscal 2013 members of the Audit Committee were Fikile Tebogo De Buck (Chair), Anu Dhir and Patrick Cooke. Rizelle Sampson was appointed on March 27, 2014 to replace Patrick Cooke after he resigned on February 26, 2014.  Ms. Sampson resigned from the Audit Committee on May 6, 2014 and was replaced by Bongiwe Ntuli and Colin Clarke.

Ms. Ntuli and Mr. Clarke are financially literate and independent in accordance with the requirements of NI 52-110 and by the rules and regulations of the NYSE MKT.

The Chairman of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit Committee meetings on invitation.

The Audit Committee has been established primarily to assist the Board in overseeing:
•	the quality and integrity of the Company’s financial statements (including group consolidated financial statements) and public disclosures in respect thereof;
•	assessing the qualification and independence of the external auditors;
•	the scope and effectiveness of the external audit function;
•	the effectiveness of the Company’s internal controls;
•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements; and
•	Assessment of integrated risk management.

In addition to the responsibilities above, the Atlatsa Board has appointed the Audit Committee to perform on behalf of all South African subsidiaries of Atlatsa, the functions listed in section 94(7) of the South African Companies Act No 71 0f 2008.

The Board has delegated extensive powers to the Audit Committee in accordance with US corporate governance requirements and as permitted under Canadian Corporate and Securities law and the Company’s Articles to perform the above functions. In line with these requirements, the Audit Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee.

The Audit Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, and corporate governance and compliance matters. The Audit Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the audit committee before publication. The audit committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit Committee and the Board of Directors are satisfied that the independence of the external auditors is independent.

Nominating and Governance Committee

In Fiscal 2013 the Nominating and Governance Committee was comprised of Patrick Cooke (Chair) and Fikile Tebogo De Buck.  Patrick Cooke resigned from the Nominating and Governance Committee on February 26, 2014 and Rizelle Sampson was appointed on March 27, 2014 in replacement.  Andile Mabizela was appointed Chairman of the Nominating and Governance Committee on May 6, 2014.  The Nominating and Governance Committee is currently comprised of three non-executive directors, all of whom are independent.

Members: Andile Mabizela (Chair), Fikile Tebogo De Buck and Rizelle Sampson.

The Nominating and Governance Committee’s functions include reviewing and making recommendations to the Board on the Company’s general corporate governance framework, the composition and performance of the Board and its committees, appointment of directors and group executive committee members, legal compliance and the Company’s ethics policy and programs.

Andile Mabizela was appointed Chair of the Nominating and Governance Committee effective May 6, 2014.

Compensation Committee

Members: Anu Dhir (Chair), Rizelle Sampson, Andile Mabizela and Colin Clarke.  Patrick Cooke resigned from the Compensation Committee on February 26, 2014 and Rizelle Sampson was appointed on March 27, 2014 in replacement.  Andile Mabizela and Colin Clarke were also appointed to the Compensation Committee on May 6, 2014.

All the members of the Compensation Committee, including the Chair, are independent non-executive directors.   In line with the recommendations of King III, the CEO attends the meetings of the Compensation Committee at the request of the Compensation Committee, but is requested to leave the meeting before any decisions are made.

The Compensation Committee evaluates and monitors Atlatsa’s remuneration philosophy and practices, ensures that they are consistent with sound governance principles and management systems and are aligned with the Company’s approach to risk management, in that inappropriate risk taking is not incentivized.

Other key terms of reference set out in the mandate of the Compensation Committee include:
•   providing guidance on the evaluation of the performance of NEO’s;

•   determining and recommending to the Board, the remuneration of NEO’s and directors, whose remuneration is subject to shareholder approval;

•   reviewing and approving total guaranteed package values including the annual short term and long term incentives granted to executive management;

•   reviewing and approving proposals for annual salary adjustments and proposed changes to benefit fund rules across the Company;

•   approving the principles, formulae applied and Company performance targets as well as the achievement thereof on which short-term and long-term incentives are based;

•   reviewing and approving the terms and conditions of the executive directors’ service agreements; and

•   annually assessing the performance of the committee and the committee members.

The Company is in process of identifying and appointing new directors; as at date of filing Patrick Cooke’s position on this committee has not be filled.

Sustainable Development Health Safety Social and Ethics Committee (“Sustainable Development Committee”)

Members: Rizelle Sampson (Chair), Fikile De Buck, Anu Dhir, Bongiwe Ntuli and Colin Clarke.

The Sustainable Development Committee meets at least four times a year, or more frequently as circumstances dictate. The Sustainable Development Committee at its meeting held on February 24, 2014 recommended to the Board that, in compliance with the South African Companies Act 71 of 2008, the JSE Listing Requirements, the functions of the Sustainable Development Committee be extended to include the statutory functions required by a Social and Ethics Committee. The Board approved the extension of the Sustainable Development Committees mandate and the change of the committee’s name on May 6, 2014. This restructured Board subcommittee is now called the Sustainable Development Health, Safety, Social and Ethics Committee.

The objective of the Sustainable Development Committee is to assist the board in ensuring that we are and remain a committed socially responsible corporate citizen. The committee’s primary role is to supplement, support, advise and provide guidance on the effectiveness or otherwise of management’s efforts in respect of sustainable development.  The committee considers the following sustainable development issues: occupational health, safety, HIV/Aids, social investment and environmental management.

Investment Committee

Members: Anu Dhir (Chair), Tumelo Motsisi and Patrick Cooke.  Patrick Cooke resigned on February 26, 2014.

The Investment Committee meets as and when investment opportunities are identified. During Fiscal 2013, no meetings were held.

The primary purpose of the Investment Committee is to consider projects, acquisitions and the disposal of assets in line with the Company’s overall strategy. This includes performing such other investment related functions as may be designated by the Board from time to time, considering the viability of the capital project and/or acquisition and/or disposal and the effect it may have on the Company’s cash flow, as well as whether these will fit the Company’s overall strategy. This committee’s mandate includes ensuring that due diligence procedures are followed when acquiring or disposing of assets.

The Investment Committee was dissolved during Fiscal 2013.

Special Committee

The primary purpose of the Special Committee is to evaluate unusual or special transactions which the Board considers require further independent Board consideration.   The Special Committee was formed in 2012 to evaluate the Restructuring Transactions and in 2012 and 2013 was constituted by Fikile De Buck, Rizelle Sampson, Patrick Cooke (Chairperson) and Anu Dhir.

The Special Committee met twice during Fiscal 2013.  The Special Committee will continue to exist on an ad-hoc basis and members will be appointed as necessary in the event a transaction arises for which the Board considers  evaluation by the Company’s independent directors is necessary or desirable.

Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee, Compensation Committee, Sustainable Development, Health, Safety Social & Ethics Committee, the Investment Committee and the Special Committee.

Assessments
The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees.  The Board and its committees have initiated a self-assessment process.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

The CSA have adopted NI 52-110, which requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth hereafter.

The Audit Committee’s Charter

The Audit Committee is an important element of the Board’s system of monitoring and control.  The text of the Audit Committee’s charter is available as Section C-1 to the Company’s Corporate Governance Policies and Procedures Manual, which is available on the Company’s website at www.atlatsaresources.co.za.  Information in the Company’s website is not part of this Information Circular.  The Audit Committee Charter is also attached to this Information Circular as Schedule E.  The Audit Committee meets at least four times a year.

Composition of the Audit Committee

The members of the Audit Committee in Fiscal 2013 were Anu Dhir, Fikile De Buck and Patrick Cooke (resigned February 2014).  Rizelle Sampson was appointed on March 27, 2014 to the Audit Committee to fill the vacancy left by Patrick Cooke.  Ms. Sampson resigned from the Audit Committee on May 6, 2014 and was replaced by Colin Clarke and Bongiwe Ntuli.  Ms. Dhir, Ms. Ntuli, Ms. De Buck and Mr. Clarke are financially literate and have extensive Audit Committee experience   All members of the Audit Committee are independent as such term is defined under NI 52-110  and the rules and regulations of the NYSE MKT and are financially literate.

The Executive Chair of the Board, the CEO, CFO, the internal auditors (outsourced function) and external auditors attend Audit Committee meetings on invitation.

The Audit Committee has been established primarily to assist the Board in overseeing:

•	the quality and integrity of the company’s financial statements (including group financial statements) and public disclosures in respect thereof;

•	the qualification and independence of the external auditors for Atlatsa;

•	the scope and effectiveness of the external audit function for Atlatsa;

•	the effectiveness of the Company’s internal controls;

•	compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements; and

•	risk.

In addition to the responsibilities above, the Board has appointed the Audit Committee to perform on behalf of all South African subsidiaries of Atlatsa, the functions listed in section 94(7) of the South African Companies Act.

The Board has delegated extensive powers in accordance with the South African Companies Act and US corporate governance requirements to the Audit Committee to perform the above functions. In line with these requirements, the Audit Committee has, among other things, determined which categories of non-audit services provided by the external auditors should be pre-approved by the Audit Committee.

The Audit Committee meets regularly with the Company’s external auditors and managers to consider risk assessment and management, to review the audit plans of the external auditors, and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The Audit Committee approves the external auditors’ engagement letter on the terms, nature and scope of the audit function and the audit fee. Interim and annual results of the Company and trading statements of the Company are reviewed by the Audit Committee before publication. The Audit Committee usually makes recommendations and refers matters for information or approval to the Board.

Both the Audit Committee and the Board are satisfied that the independence of the external auditors is not in any way impaired or compromised.

Relevant Education and Experience

As a result of his or her education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•
the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•
reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants (FCCA (UK)).  Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors. Mr. Cooke is a Chartered Accountant (CA (SA)).

Ms. Ntuli is a Chartered Accountant (SA). She began her career working for Anglo American plc where she held various finance, treasury and risk management positions at its subsidiaries in South Africa, Canada and the United Kingdom. Ms. Ntuli joined Grindrod Freight Services on her return to South Africa in 2008 as its Chief Financial Officer. Ms. Ntuli also services as a non-executive director of Adapt IT Holdings Limited, a JSE-listed entity, where she has been Chairman of the Audit Committee since 2008.

Mr Clarke holds a Master of Business Administration (MBA) and has served as the Chief Operating Officer (COO) of the National Empowerment Fund (NEF) in South Africa. The NEF has assets under management of ZAR5.3bn where he headed the group operations as well as Asset Management, Marketing and Communications and Strategy and Planning. Colin has many years of international legal and corporate finance experience with multinational organizations such as BP Amoco, Mr. Clarke has also held the position of Deputy Director for Trade and Investment at the African America Institute (AAI) and Programme Director for the Africa Regional Assistance Electoral Fund (AREAF), established to assist African countries’ transition to democracy, located in Washington DC. In an advisory capacity, Colin was instrumental in the purchase of 15.1% of the equity in Telkom SA from SBC Corporation for US$1 billion on behalf of a South African consortium.

All of the Audit Committee members are “financially literate”, as that term is defined in NI 52-110.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, have not provided any material non-audit services, except as noted in the table below. Both the Audit Committee and the Board are satisfied that the independence of its external auditors is not in any way impaired or compromised.

In Fiscal 2013 all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors.  The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services.  The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum monetary amounts for each itemized service.  During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.
Services:	Year ended December 31 2013	% Pre-approved by Audit Committee	Year ended December 31 2012	% Pre-approved by Audit Committee
Audit Fees (1)	426,031	100	514,905	100
Audit-Related Fees (2)	23,217	100	-	100
Tax fees (3)	17,441	100	7,320	100
All Other (4)	98,975	100	189,815	100
	565,664	100	712,041	100
Note:
(1)
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company's external auditor reasonably can provide, and include audits, interim reviews, comfort letters and consents, other attest services related to the audit or regulatory filings, and services associated with the filing of documents with regulatory authorities.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.

(3)	Tax fees consist of fees billed for professional services rendered for tax compliance (including income and royalty tax payable), tax advice and tax planning.
(4)
This specifically relates to KPMG Tax services that were obtained in relation to the Restructure Plan, assistance with a query in relation to the Company’s share based schemes to the South African Receiver of Revenue, and other minor consulting.

Pursuant to JSE Listing Requirements, the Audit Committee has met with the interim executive financial director and is satisfied that Ms Kogi Naicker, the interim Chief Financial Officer of the Company, meets all of the JSE Listing Requirements to fulfill the role of Chief Financial Officer of Atlatsa.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

No current or former directors, proposed directors, executive officers or employees of the Company nor any associate of any director, officer or proposed nominee of the Company was indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out herein, none of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction during the fiscal year ended December 31, 2013 that has materially affected or would or could materially affect the Company or any of its subsidiaries.

During the year ended December 31, 2013, the Company entered into certain transactions pursuant to a plan intended to restructure and refinance the Company, including:

•
the sale of Atlatsa’s interest in the Boikgantsho PGM Project and the eastern section of thee Ga-Phasha PGM Project by the Company to Rustenburg Platinum Mines Limited (“RPM”), pursuant to asset sale agreements dated March 27, 2013 for a net consideration of ZAR 1.7 billion;

•	entering into a new senior term loan and revolving facility agreement dated March 17, 2013 between, among others, Atlatsa and RPM; and

•	issuing 125,000,000 Common Shares to RPM pursuant to a Subscription Agreement dated March 27, 2013 for an aggregate subscription price of ZAR 750 million,

(collectively, the “Restructuring Transactions”).

In relation to the Restructuring Transactions, Atlatsa Holdings purchased 115.8 million Common Shares from RPM for an aggregate subscription price of ZAR 463 million, which purchase was financed by a loan from RPM in the subscription price and is secured by a pledge over all of Atlatsa Holdings’ Common Shares (the “Atlatsa Holdings Loan”).  RPM, the Pelawan Trust and Harold Motaung and Tumelo Motsisi, through their interest in the Pelawan Trust had and have a material interest in the Restructuring Transactions and the Atlatsa Holdings Loan.

For more information on these transactions see the Information Circular dated May 28, 2013 filed in connection with a special meeting of shareholders held on June 28, 2013 at which the Restructuring Transactions were approved.  This Information Circular is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

OTHER MATTERS

The directors of the Company are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors.

The directors of the Company whose names are set out on page [11] of this Information Circular as at the date hereof collectively and individually accept full responsibility for the accuracy of the information given in this Information Circular and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, all reasonable enquiries to ascertain such facts have been made, and the Information Circular contains all information required by the JSE Listings Requirements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Financial information is provided in the audited financial statements for the year ended December 31, 2013 and the accompanying auditor’s report thereon and related management’s discussion and analysis which were filed on SEDAR and on EDGAR on March 28, 2014.   Additional information may be obtained upon request from the Company at telephone number (604) 684-6365 or +27 11 779 6800 (South Africa) or fax number (604) 684-8092 or +27 11 883 0836 (South Africa).

DATED at Vancouver, British Columbia on the 21st day of May, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Harold Motaung”

Harold Motaung
Chief Executive Officer of Atlatsa and duly
authorized signatory on behalf of the other directors

SCHEDULE A

NEW SHARE OPTION PLAN

Dated for Reference May 19, 2014

ARTICLE 1
PURPOSE AND INTERPRETATION

1.1	Purpose

The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company in order to further align the interests of Eligible Persons with those of Shareholders, and to assist the Company in attracting and retaining qualified Eligible Persons.  It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of the TSX, the JSE and the NYSE MKT and all applicable laws.

1.2	Definitions

In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms will have the following meanings:

(a)
“Affiliate” means an affiliate as defined in the Securities Act and includes issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities, which has been designated by the Company for purposes of this Plan;

(b)	“Associate” has the meaning assigned by the Securities Act;

(c)
“Black Out Period” means any period during which a policy of the Company or any Affiliate prohibits or prevents any Participant from trading Common Shares or exercising an Option or any interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company;

(d)	“Board” means the board of directors of the Company as constituted from time to time;

(e)	“Common Shares” means common shares without par value in the capital of the Company;

(f)	“Company” means Atlatsa Resources Corporation and includes, unless the context otherwise requires, all of its subsidiaries or Affiliates and successors according to law;

(g)	“Conditional Share Unit Plan” means the conditional share unit plan of the Company adopted on May 19, 2014, as may be amended from time to time;

(h)	“Directors” means the directors of the Company as may be elected or appointed from time to time;

(i)	“Effective Date” has the meaning assigned in section 2.1 hereof;

(j)	“Eligible Person” means, subject to all applicable laws, any Independent Director and also includes a company, of which 100% of the share capital is beneficially owned by one or more Eligible Persons;

(k)
“Exchange Rules” means collectively, (i) the rules and policies of the TSX as amended from time to time, (ii) the rules and policies of the JSE as amended from time to time and (iii) the rules and policies of the NYSE MKT as amended from time to time.

(l)	“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(m)	“Existing Options” means any right to purchase Common Shares granted to any person under the Existing Stock Option Plan;

(n)	“Existing Stock Option Plan” means the incentive stock option plan of the Company adopted on May 21, 2004, as amended on June 17, 2005 and as further amended as of June 15, 2009;

(o)	“Expiry Date” means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan;

(p)
“Grant Date” for an Option means the date of grant thereof by the Board, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Option;

(q)	“Independent Director” means any Director that is considered “independent” in accordance with National Instrument 52-110 – Audit Committees;

(r)
“Inducement Grants” means a grant of an option to purchase common shares in the Company, a share appreciation right, a restricted share unit or a performance share unit to any person entering fulltime employment as an officer of the Company that has not been previously employed by the Company or has not been previously an insider of the Company, provided that such grants shall not exceed more than 2% of the Outstanding Shares during any twelve month period;

(s)	“Insider” means:

(i)	the Chief Executive Officer, Chief Financial Officer, and Chief Operations Officer, if any, of the Company or of any Significant Shareholder or of a Major Subsidiary;

(ii)	any director of the Company, a Significant Shareholder or a Major Subsidiary;

(iii)	any Significant Shareholder;

(iv)
any management company that provides significant management or administrative services to the Company or a Major Subsidiary, and every director, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and significant shareholder thereof;

(v)	any individual performing functions similar to the functions performed by any of the insiders described in (i) through (iv) above;

(vi)	the Company itself, if it has purchase, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security; or

(vii)	any other insider, as defined in the Securities Act, that:

(A)	in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed; and

(B)	directly or indirectly exercises, or has the ability to exercise significant power or influence over the business, operations, capital of development of the Company.

(t)	“JSE” means the Johannesburg Stock Exchange and any successor thereto;

(u)	“Major Subsidiary” means a subsidiary of the Company if:

(i)
the assets of the subsidiary, as included in the Company’s most recent annual audited or interim balance sheet are 30 percent or more of the consolidated assets of the Company reported on that balance sheet; or

(ii)
the revenue of the subsidiary, as included on the Company’s most recent audited annual or interim income statement, is 30 per cent or more of the consolidated revenue of the Company reported on that statement;

(v)	“NYSE MKT” means the NYSE MKT LLC and any successor thereto;

(w)	“Option” means the right to purchase Common Shares granted hereunder to a Eligible Person;

(x)	“Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to a Eligible Person and substantially in the form of Schedule A hereto;

(y)	“Optioned Shares” means Common Shares that may be issued in the future to a Eligible Person upon the exercise of an Option;

(z)	“Outstanding Shares” means the number of Common Shares that are issued and outstanding (on a non-diluted basis) immediately prior to the share issuance or Option grant in question;

(aa)	“Participant” means an Eligible Person to whom Options have been granted;

(bb)	“Person” means a company, any unincorporated entity, or an individual;

(cc)	“Plan” means this Share Option Plan, the terms of which are set out herein or as may be amended from time to time;

(dd)	“Regulatory Approval” means the approval of the TSX, the NYSE, the JSE and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

(ee)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

(ff)	“Share Appreciation Rights Plan” means the Share Appreciation Rights Plan adopted by the Company on May 19, 2014, as may be amended from time to time;

(gg)
“Share Compensation Arrangement” means any Option issued under this Plan but also includes any other stock option, stock option plan, share appreciation right, share unit, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to an Eligible Person, including, for greater certainty, the Share Appreciation Rights Plan, the Conditional Share Unit Plan and the Existing Stock Option Plan, but shall not include any Inducement Grant;

(hh)
“Significant Shareholder” means a person or company that has beneficial ownership of, or control or direction over, whether direct or indirect, or a combination of beneficial ownership of, and control or direction over, whether direct or indirect, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s Outstanding Shares;

(ii)	“TSX” means the Toronto Stock Exchange and any successor thereto; and

1.3	Interpretation

Words in the singular include the plural and words in the plural include the singular.  Words importing male persons include female persons, corporations or other entities, as applicable.  The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof.  The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this document as a whole and not to any particular Article, Section, Paragraph or other part hereof.

1.4	Currency

Unless otherwise stated all references to currency herein and in any Option Commitment refer to the South African Rand.  In the event any amounts need to be calculated into Canadian Dollars, the Bank of Canada noon rate on the date shall be used to calculate the Canadian Dollar equivalent.

ARTICLE 2
SHARE OPTION PLAN

2.1	Effective Date

The effective date (the “Effective Date”) of this Plan is May 19, 2014.

2.2	Previous Plans

From and after the Effective Date, this Plan replaces and supersedes the Existing Stock Option Plan.  All Existing Options will, after the Effective Date, be governed by the terms and conditions of this Plan as if they were granted hereunder.

2.3	Maximum Plan Shares

Subject to adjustments as provided for in section Article 8 of this Plan, the aggregate number of Common Shares that may be issuable pursuant to this Plan together with any other Share Compensation Arrangement, shall not exceed in the aggregate 10% of the Outstanding Shares from time to time.

2.4	Three Year Shareholder Approval

In accordance with the requirements of the TSX, any unallocated Options under the rolling 10% maximum allowed under section 2.2 of this Plan will require further approval of the Board and shareholders of the Company at least once during the three-year period that has elapsed from the Effective Date and each successive three-year period thereafter.

2.5	Eligibility

Options to purchase Common Shares may be granted hereunder to Eligible Persons from time to time by the Board. Eligible Persons that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

2.6	Limitations on Issue

(1)           The following restrictions on issuances of Options are applicable under the Plan:

(a)
the maximum number of Common Shares which may be issued or reserved for issuance to any one Person at any time under this Plan, together with all other Share Compensation Arrangements, shall not exceed in the aggregate 5% of the Outstanding Shares;

(b)	the number of Common Shares:

(i)	issuable, at any time, to Participants that are Insiders; and

(ii)	issued to Participants that are Insiders within any one year period;

pursuant to this Plan, any of the Company’s other Share Compensation Arrangements or any Inducement Grants, shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares; and

(c)
the maximum number of Common Shares which may be issued or reserved for issuance, at any time, to Independent Directors under this Plan, together with all other Share Compensation Arrangements, shall not exceed, in the aggregate 1% of the Outstanding Shares, excluding Common Shares reserved for issuance to a Participant at a time when such Participant was not an Independent Director of the Company.

2.7	Participant’s Agreement to be Bound

Participation in the Plan by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time.

2.8	Options Not Exercised

In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Participant for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

ARTICLE 3
ADMINISTRATION OF THE PLAN AND POWERS OF THE BOARD

3.1	Administration of the Plan

The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.

3.2	Powers of the Board

(1)           The Board is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Board are necessary or desirable for the proper administration of this Plan.  For greater certainty, without limiting the generality of the foregoing, the Board will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Company is subject, including the TSX, the JSE and the NYSE MKT, if applicable:

(a)	allot and reserve Common Shares for issuance in connection with the exercise of Options;

(b)	grant Options to Eligible Persons hereunder and determine the terms, limitations, restrictions and conditions respecting such grants;

(c)
to interpret and construe this Plan and any Option Commitment and to determine all questions arising out of this Plan and any Option Commitment, and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(d)
to determine if the Common Shares that are issued pursuant to an Option will be subject to any restrictions or repurchase rights, where applicable, or the endorsement of a legend on any certificate representing Common Shares acquired to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada, South Africa or any other country and if any rights or restrictions exist they will be described in the applicable Option Commitment;

(e)	to take such steps and require such documentation from each Eligible Person which in its opinion are necessary or desirable to ensure compliance with the Exchange Rules and all applicable laws;

(f)
to adopt, amend and rescind any rules or regulations relating to the Plan as it shall deem advisable  to comply with the requirements of the Plan, or in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto;

(g)	amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith;

(h)
to the extent permitted by applicable law, delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(i)	make all other determinations and take all other actions in connection with the implementation and administration of the Plan.

(2)           Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Option shall be within the sole discretion of the Board and may be made at any time and shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Option.

(3)           Subject to Section 7.3, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.  Any determination or decision by, or opinion of, the Board, any committee of the Board or a director or officer of the Company made or held pursuant to the terms set out herein shall be made or held reasonably and shall be final, conclusive and binding on all parties, concerned, including, but not limited to, the Company, the Participants and their beneficiaries and legal representatives.

3.3	Applicable Laws

(1)           The Board may take such steps and require such documentation from Eligible Persons as the Board may determine are desirable to ensure compliance with all corporate, securities or other applicable laws and legal requirements (whether Canadian or foreign, federal, provincial or state) applicable in relation to the implementation and administration of this Plan and the matters contemplated herein (collectively, the “Applicable Laws”).

(2)           Without limiting the generality of the foregoing or any other provision hereof, the Company may require such documentation or information from Eligible Persons, and take such actions (including disclosing or providing such documentation or information to others), as the Board or any director or executive officer of the Company may from time to time determine are necessary or desirable to ensure compliance with all Applicable Laws including any applicable provisions of the Income Tax Act (Canada), the United States Internal Revenue Code of the United States of America and the rules and authority thereunder, or income tax legislation of any other jurisdiction (including South Africa), as the same may from time to time be amended, the terms of this Plan, the terms of any Option Commitment and any other agreement, indenture or other instrument to which the Company is subject or is a party.

(3)           Each Eligible Person to whom any Options are granted shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by executing any Option Commitment) that the Eligible Person will, at all times, act in strict compliance with Applicable Laws and all other rules and policies of the Company, including any insider trading policy of the Company in effect at the relevant time, applicable to the Eligible Person in connection with this Plan and the Options granted to the Eligible Person and will furnish to the Company all information and documentation or undertakings as may be required to permit compliance with Applicable Laws.

(4)           Without limiting the generality of the foregoing, Applicable Laws may impose reporting or other obligations on the Company or Eligible Persons in relation to this Plan, which requirements may, for example, require the Company or Eligible Persons to identify holders of Options, or report the interest of Eligible Persons in Options.  In addition, to assist Eligible Persons with their reporting obligations and to communicate information about grants or awards of Options to the market, the Company may (but shall not be obliged to) disclose the existence and material terms of this Plan and Options granted hereunder in information circulars or other publicly filed documents and file issuer grant reports in respect of grants of Options pursuant to insider reporting requirements under Applicable Laws.

(5)           Each Eligible Person to whom any Options are granted shall provide the Company with all information (including personal information) and undertakings as may be required in connection with the administration of this Plan and compliance with Applicable Laws and applicable provisions of income tax laws.  The Company may from time to time disclose or provide access to such information to any administrator or administrative agent or other third party service provider that may be retained from time to time by the Company, in connection with the administration of this Plan or administrative functions under this Plan and, by participating in this Plan, each Eligible Person to whom any Options are granted acknowledges, agrees and consents to information being disclosed or provided to others as contemplated in this Section 3.3.

ARTICLE 4
TERMS AND CONDITIONS OF OPTIONS

4.1	Exercise Price

The Exercise Price of an Option will be set by the Board at the Grant Date which shall not be lower than the volume weighted average trading price (in ZAR) of the Common Shares on the JSE for the five trading days immediately preceding the Grant Date.

4.2	Term of Option

(1)           Subject to Section 4.4, each Option will expire (the “Expiry Date”) on the earlier of:

(a)
the date determined by the Board and specified in the Option Commitment pursuant to which the Option is granted, provided that such date may not be later than the earlier of: (i) the date which is the tenth (10th) anniversary of the Grant Date, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX, JSE and NYSE MKT; and

(b)	the date of expiry pursuant to Section 4.3 of this Plan.

4.3	Expiration and Forfeiture.

Unless otherwise determined by the Board or unless otherwise provided in the Option Commitment pertaining to a particular Option or any written employment, consulting or other agreement governing a Participant’s role as an Eligible Person, each Option will expire and be forfeited:

(1)           in the event the Participant ceases to be an Eligible Person for any reason other than the death of the Participant or the termination of the Participant for cause, the date which is 90 days after the date of termination (specifically without regard to any period of reasonable notice or any salary continuance) of the Participant’s directorship with the Company or its subsidiaries, or such earlier or later date as the Board may determine;

(2)           in the event of the termination of the Participant as a director of the Company or its subsidiaries for cause, the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance; and

(3)           in the event of the death of a Participant prior to the date on which the Option, the date which is one year after the date of death of such Participant or such earlier or later date as the Board may determine.

4.4	Blackout Extension.

Where the Expiry Date for an Option occurs during or within nine business days following the end of a Blackout Period, the Expiry Date for such Option shall be extended to the date which is ten business days following the end of such Blackout Period.

4.5	Option Cancellation and Re-Issue

Subject to subsection 7.1, an Option that is cancelled and subsequently re-granted to an Insider under different terms must be approved by the shareholders of the Company, unless three (3) months have elapsed between the time of such cancellation and the time of re-grant.

4.6	Vesting of Options

Options granted under this Plan will vest in accordance with the Vesting Schedule attached hereto as Schedule B, unless otherwise determined at the discretion of the Board at the time such Option is granted, and will generally be subject to the Eligible Person remaining an Independent Director as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period.

ARTICLE 5
PROVISIONS RELATING TO OPTION COMMITMENTS

5.1	Option Commitments

(1)           All Options granted under the Plan will be evidenced by an Option Commitment in the form attached as Schedule A, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

(2)           Subject to specific variations approved by the Board all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

5.2	Manner of Exercise

(1)           Except in the circumstances set forth in Sections 4.3(1) and 4.3(3), or as otherwise determined by the Board, no Option or Option Commitment evidencing any Option may be exercised unless the Participant is, at the Exercise Date, an Eligible Person.

(2)           In no event shall a Participant be entitled to exercise any Option with knowledge of any undisclosed material fact or material change with respect to the Company or any of its Affiliates or subsidiaries.  For the purpose of this Plan, material change and material fact will have the meaning set forth in the Securities Act.

(3)           Subject to this Section 5.2, a Participant who wishes to exercise any Option may do so by delivering:

(a)	a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option, enclosing a copy of the relevant Option Commitment; and

(b)	cash or a certified cheque payable to the Company in the amount of the aggregate Exercise Price for the Optioned Shares being acquired.

5.3	Covenants and Representations of Participants

(1)           Each Option Commitment will contain, or will incorporate by reference therein, representations and covenants of the Participant that:

(a)	the Participant is an Independent Director of the Company or a person otherwise determined to be an Eligible Person by the Board;

(b)	the Participant has not been induced to enter into such Option Commitment by the expectation of employment or continued employment with the Company or its Affiliates;

(c)
the Participant is aware that the grant of the Option and the issuance by the Company of Common Shares thereunder are exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Options or the Common Shares to be distributed thereunder under any applicable securities laws;

(d)
upon each exercise of an Option, the Participant, or the legal representative of the Participant, as the case may be, will, if requested by the Company, represent and agree in writing that the person is, or was, an Independent Director of the Company or a person otherwise determined as an Eligible Person under this Plan by the Board and has not been induced to purchase the Common Shares by expectation of employment or continued employment with the Company or its Affiliates, and that such person is not aware of any commission or other remuneration having been paid to given to others in respect of the grant of the Option; and

(e)
if the Participant or the legal representative of the Participant exercises an Option, the Participant or the legal representative, as the case may be, will prior to and upon any sale or disposition of any Common Shares acquired pursuant to the exercise of the Option, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

(2)           Each Option Commitment will contain or incorporate by reference therein such provisions as in the opinion of the Board are required to ensure that no Common Shares are issued on the exercise of an Option unless the Board is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX.  In particular, if required by any regulatory authority to which the Company is subject, including the TSX, an Option Commitment may provide that shareholder approval to the grant of an Option must be obtained prior to the exercise of the Option or to the amendment of the Option Commitment.

5.4	Change in Status

A change in the status, office, position or duties of a Participant from the status, office or duties held by such Participant on the date on which an Option was granted to such Participant will not result in the termination of the Option granted to such Participant provided that the Participant otherwise remains an Eligible Person.

5.5	Amendments to Option Commitments

Subject to Section 7.2, the Company may amend any Option Commitment, provided the Board in its discretion determines that the amendment is consistent with the terms of this Plan.

5.6	Provisions Relating to Common Share Issuances under an Option Commitment

(1)           No Common Shares shall be issued on the exercise of an Option unless the Board is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the TSX, JSE and NYSE MKT.

(2)           Notwithstanding any of the provisions contained in this Plan or in any Option Commitment, the Company’s obligation to issue Common Shares to a Participant pursuant to the exercise of an Option will be subject to, if applicable:

(a)
completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and

(b)
the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

5.7	Delivery of Certificate and Hold Periods

As soon as practicable after receipt of the notice of exercise described in subsection 5.2(1) and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Participant for the appropriate number of Optioned Shares.  Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws.

ARTICLE 6
RIGHTS OF ELIGIBLE PERSON

6.1	Voting and Dividend Rights.

An Option does not entitle a Participant to any rights with respect to voting or dividends.

6.2	No Entitlement to Shares.

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares.  The grant of an Option shall only constitute a contractual right granted to an Eligible Person to purchase Common Shares at such time, and subject to such terms and conditions, as are set out in this Plan and the applicable Option Commitment.

6.3	Rights.

The obligation to make payments that may be required to be made under any Options granted under this Plan will be an unfunded and unsecured obligation of the Company.  Neither the establishment of this Plan, nor the granting of any Options under this Plan, nor any terms or provisions of this Plan or any Option Commitment, or any amendment or any deletion hereof or thereof shall create (or be construed as creating) any trust or other obligation to fund or secure amounts that may be payable under any Options granted under this Plan or, if applicable, any other amounts that may be payable under this Plan in whole or in part and shall not establish any fiduciary relationship between the Company (or the Board or any other person) and any Eligible Person or any other person.  Any liability of the Company to any Eligible Person with respect to any payment required to be made under any Options granted under this Plan or, if applicable, any other amount or amounts that may be payable under this Plan shall constitute a general, unfunded, unsecured obligation, payable solely out of the general assets of the Company, and no term or provision in this Plan, nor any Option Commitment nor any election made pursuant to this Plan nor any action taken hereunder shall be construed to give any person any security, interest, lien or claim against any specific asset of the Company.  To the extent any person, including an Eligible Person, holds any Options granted under this Plan, such Options shall not vest in such person any right, title or interest in any assets of the Company except at such time or times and upon the terms and conditions expressly provided for herein and in the Option Commitment in respect of such Options.  Each Eligible Person, upon acquiring a vested interest in an Option pursuant to the terms of this Plan and the Option Commitment evidencing such Options, shall have a valid and enforceable unsecured claim against the Company for payment of an amount equal to the Market Price of any Common Shares issuable pursuant to the Option or the Option Commitment.

6.4	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to an Eligible Person.  Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

6.5	Non Assignable

All Options will be exercisable only by the Participant to whom they are granted and will not be assignable or transferable.

ARTICLE 7
SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

7.1	Suspension or Termination

The Board may at any time and from time to time suspend, in whole or in part, or terminate this Plan.  No Options will be granted during any period that this Plan is suspended or after this Plan has been terminated. The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise expired.  If this Plan is terminated, the provisions of this Plan and other rules and regulations adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as any Options or any rights pursuant thereto remain outstanding.

7.2	Amendment of Plan by Directors

(1)           Subject to Section 7.3, the Board will have the right at any time and from time to time, to amend any of the provisions of this Plan or any Option in any manner without consent or approval from any Participant or shareholder of the Company including, without limitation:

(a)
to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan;

(b)	to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company;

(c)
subject to Section 7.3(1)(b)(ii) to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option’s expiry date or may be made to Options granted to Insiders;

(d)
to change the provisions for termination of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than 10 years or extend an outstanding Option’s expiry date;

(e)
to make any addition to, deletion from or alteration of the provisions of this Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan; and

(f)
to change the transferability of Options to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Participant or spouse or family member, an investment or retirements plan of the Participant, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Participant, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

Notwithstanding the foregoing, all procedures and necessary approvals under all applicable laws and rules to which the Company is subject, including, but not limited to, the Exchange Rules, shall be complied with in connection with any amendment or termination of this Plan or any Option granted hereunder.

7.3	Shareholder Approval

(1)           Notwithstanding any provisions to the contrary, the Board may not, without the requisite shareholder approval,

(a)	amend Section 4.1 of this Plan; or

(b)	amend this Plan or any Option to:

(i)
increase the maximum number Common Shares that can be issued under this Plan, including an increase to the fixed maximum number of Common Shares issuable under this Plan, either as a fixed number or a fixed percentage of the Company’s total issued and outstanding Common Shares;

(ii)	subject to Section 8.1, reduce the exercise price or purchase price of an outstanding Option;

(iii)
extend the expiry date of an Option granted to an Insider (except for an extension permitted in section 4.4 hereof) or amend this Plan to permit the grant of an Option to an Insider with an expiry date of more than 10 years from the day the Option is granted;

(iv)	amend this Plan to increase any maximum limit of the number of Common Shares that may be:

(A)	issued to Insiders of the Company within any one year period, or

(B)	issuable to Insiders of the Company at any time;

which may be specified in this Plan, when combined with all of the Company’s other Share Compensation Arrangements, to be in excess of 10% of the Outstanding Shares, respectively; and

(v)	change any of the amending provisions of this Plan; or

(vi)	amend any other provision of this Plan for which shareholder approval is required in accordance with the Exchange Rules,

provided that such shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to this Plan or the number and kind of shares subject to unexercised Options granted and in the Exercise Price and the making of provisions for the protection of the rights of Participants under this Plan in accordance with Section 8.1, or for the amendment of such sections.

7.4	General

(1)           In exercising its rights pursuant to this Article 7, the Board may not affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Option previously granted to such Participant except:  (a) with the consent of such Participant; (b) as permitted pursuant to section Article 8; or (c) for the purposes of complying with the requirements of any regulatory authority to which the Company is subject, including the TSX, the NYSE MKT and the JSE.

(2)           The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise expired.  If this Plan is terminated, the provisions of this Plan and other rules and regulations adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as any Options or any rights pursuant thereto remain outstanding.

ARTICLE 8
ADJUSTMENT OF THE NUMBER OF OPTIONED SHARES

8.1	Adjustments.

The Board may adjust from time to time, in its sole discretion, in a manner which it considers fair and reasonable, the Options granted to an Eligible Person under an Option Commitment and the basis on which the Exercise Price is determined to reflect any subdivisions, consolidations, conversions, exchanges or reclassifications of the Common Shares or any other capital reorganization of the Company, any issuances of additional Common Shares or securities convertible or exchangeable or otherwise carrying the right to acquire Common Shares to the holders of Common Shares by way of stock dividend or other distribution other than in the ordinary course, any dividends paid or other distributions made to the holders of Common Shares other than in the ordinary course, or any amalgamation, arrangement or other transaction involving the Company and another corporation resulting in a reclassification of the Common Shares or a change of the Common Shares into other shares or securities.  An adjustment made under this section by the Board of Directors will be conclusive and binding on the Company and the Eligible Person.

8.2	Change of Control

Subject to the provisions of this Plan and unless otherwise determined by the Board, in the event of:

(1)
an amalgamation, arrangement, merger, takeover bid, consolidation or other transaction as a result of which the Company is not the surviving or continuing corporation or entity (other than an amalgamation, arrangement, merger or consolidation with a wholly-owned Subsidiary, a reincorporation or other similar transaction of the Company in a different jurisdiction or any other transaction in which there is no substantial change in the Shareholders and the Options previously granted under this Plan are assumed or replaced by the successor or continuing corporation, which assumption or replacement shall be binding on all Participants);

(2)	a dissolution or liquidation of the Company;

(3)	the sale of all or substantially all of the assets of the Company;

(4)
a business combination (going private transaction), as contemplated by Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions or any replacement regulation or instrument; or

(5)
any other transaction or series of related transactions as a result of which the Company is not the surviving or continuing corporation or entity and which does not result in the Shareholders immediately prior to such transaction or series of related transactions holding 50% or more of the voting power of the surviving or continuing entity following such transaction or series of related transactions;

then, at the option of the Company (i) any or all outstanding Options may be assumed by the successor or continuing entity (if any) and such assumption shall be binding on all Participants or the successor or continuing entity may provide substantially similar consideration to Participants as was provided to Shareholders (after taking into account the existing provisions of the Options); (ii) in the case of a takeover bid, the Participant may elect to exercise all or any of the Options (whether vested or not at the time) for the purpose of tendering such Common Shares under such formal bid; and (iii) in the case of a business combination (going private transaction), the Company may terminate all of the Options granted under this Plan at the time of and subject to the completion of such business combination (going private transaction) by giving at least ten (10) days prior written notice of such termination to each of the Participants and paying to each of the Participants at the time of completion of such business combination (going private transaction) an amount equal to the fair market value of the Options held by such Participant as determined by a recognized investment dealer in Canada which has not otherwise been retained by the Company or any other person in connection with such business combination (going private transaction). Otherwise, any outstanding Options will be treated as provided in the applicable agreement or plan with respect to such transaction. In the event that the successor or continuing entity (if any) refuses to assume or substitute any outstanding Options as provided herein, the Company shall so notify the Participants in writing and unless otherwise determined by the Board, the Participants shall have ten (10) business days following the date such notice was given to exercise the Options held by them to the extent that they were entitled to exercise them as at the date of such notice, failing which such Options shall be deemed to expire.

ARTICLE 9
EMPLOYMENT

This Plan shall not be interpreted as either an employment agreement or a trust agreement.  Nothing in this Plan nor any Option Commitment nor any election made pursuant to this Plan nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Company or any of its subsidiaries, or, except as expressly set out herein, confer on any Eligible Person any right to be granted any Options, or giving any Eligible Person, any dependent or relation as may be designated by an Eligible Person by testamentary instrument or otherwise, or any other person, the right to receive any benefits not specifically expressly provided in this Plan or any Option Commitment nor shall it interfere in any way with any other right of the Company or any subsidiary to terminate the employment or service of any Eligible Person at any time or to increase or decrease the compensation of any Eligible Person.  Participation in this Plan by a Participant will be voluntary.

ARTICLE 10
INTERPRETATION

Any questions arising as to the interpretation of this Plan or any Option Commitment (including any Schedules thereto) may be determined by the Board.  Absent manifest error, the Board’s interpretation of this Plan or any Option Commitment, and any determination or decision by the Board or any person to whom the Board may delegate duties and powers hereunder, pursuant to the powers vested in them, will be conclusive and binding on all parties concerned, including the Company, all Eligible Persons and legal representatives of any Eligible Person.  The Board may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Option Commitment in such manner and to such extent as the Board may determine is necessary or advisable.  The Board may, as to all questions of accounting, rely conclusively upon any determinations made by the auditors or accountants of the Company.

Neither the Board nor any director, officer, employee or other representative of the Company, nor any third party service provider which may be retained from time to time by the Company in connection with the administration of this Plan or administrative functions under this Plan, nor any officer, employee, agent or other representative of any such service provider, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan and the Board and the directors, officers and employees and agents and other representatives of the Company and any such third party service provider (and any agents or nominees thereof) shall be entitled to indemnification by the Company in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by Applicable Laws.

ARTICLE 11
COMPLIANCE WITH INCOME TAX REQUIREMENTS

The Participant will be solely responsible for paying any applicable withholding taxes arising from the grant, vesting or exercise of any Option and payment is to be made in a manner satisfactory to the Company. The satisfaction by the Participant of all such taxes shall be a condition to the receipt of any payment or securities pursuant to this Plan.  Notwithstanding the foregoing, the Company will have the right to withhold from any Option or any Common Shares issuable pursuant to an Option or from any other amount due or to become due to the Participant an amount equal to any such taxes. In the event that the Company or its subsidiary is required to withhold, pay or provide for taxes as a result of the grant or vesting of Options or the issuance of Common Shares hereunder, the Participant shall, at the election of the Company in its sole discretion, and at the relevant time:

(a)
make a payment in immediately available funds to the Company or its subsidiary, as applicable, sufficient to cover all taxes payable in accordance with applicable law (“Required Taxes”), in an amount determined by the Company in its sole discretion;

(b)
surrender to the Company or its subsidiary, as applicable, or authorize and direct the Company or its subsidiary, as applicable, (directly or indirectly through an agent or otherwise) to sell, a number of Common Shares sufficient to generate sale proceeds equal to the amount of such Required Taxes; or

(c)	where the Company, in its sole discretion, has established alternative procedures for the payment of the Required Taxes the Participant shall comply with such procedures

SCHEDULE A
SHARE OPTION PLAN
OPTION COMMITMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the “Grant Date”) ATLATSA RESOURCES CORPORATION (the “Company”) has granted to ___________________________________________ (the “Eligible Person”) , an Option to acquire ______________ Common Shares (“Optioned Shares”) up to 5:00 p.m. Vancouver Time on the __________ day of ____________________, __________ (the “Expiry Date”) at an exercise price of CDN $____________ (the “Exercise Price”) per Common Share.

Optioned Shares will vest and may be exercised as follows:

In accordance with the vesting provisions set out in Schedule B of the Plan
or
As follows:
____________ Immediately upon grant, allowing the holder of the Option to purchase up to ____________ Optioned Shares at the Exercise Price;
______% on the first anniversary of the grant date, allowing the holder of the Option to purchase ____________ Optioned Shares at the Exercise Price;
______% on the second anniversary of the grant date, allowing the holder of the Option to purchase ____________ Optioned Shares at the Exercise Price; and
______% on the third anniversary of the grant date, allowing the holder of the Option to purchase ____________ Optioned Shares at the Exercise Price;
The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Share Option Plan, the terms and conditions of which are hereby incorporated by reference herein.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed there to in the Share Option Plan.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company.  A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear any legend that may be required under any applicable securities laws and regulations of Canada, including without limitation, if the Common Shares are issued within four months from the date of this Option Commitment, a legend restricting the transfer of those shares within a certain time period.

ATLATSA RESOURCES CORPORATION

Authorized Signatory

SCHEDULE B
SHARE OPTION PLAN
VESTING SCHEDULE

1.	Options granted pursuant to the Plan to Independent Directors, who have been Directors of the Company for a period of more than six months at the time the Option is granted will vest as follows:

(a)	1/3 of the total number of Options granted will vest six months after the Grant Date;

(b)	a further 1/3 of the total number of Options granted will vest one year after the Grant Date; and

(c)	the remaining 1/3 of the total number of Options granted will vest eighteen months after the Grant Date.

2.	Options granted pursuant to the Plan to an Independent Director who has been a Director of the Company for a period of less than six months at the time the Option is granted will vest as follows:

(a)	1/3 of the total number of Options granted will vest one year after the Grant Date;

(b)	a further 1/3 of the total number of Options granted will vest eighteen months after the Grant Date; and

(c)	the remaining 1/3 of the total number of Options granted will vest two years after the Grant Date.

SCHEDULE B

CONDITIONAL SHARE UNIT PLAN

Dated for Reference, May 19, 2014

ARTICLE 1
PURPOSE AND INTERPRETATION

1.1	Purpose

The purpose of this Conditional Share Unit Plan (the “Plan”) is to advance the interests of the Atlatsa Resources Corporation (the “Company”) by encouraging equity participation by such Eligible Persons in the Company through the acquisition of Common Shares of the Company in order to further align the interests of Eligible Persons with those of Shareholders, and to assist the Company in attracting and retaining qualified Eligible Persons.

The Company believes that these purposes may be effected by granting to Eligible Persons Conditional Share Units  representing the right to receive, subject to and in accordance with this Plan, for each Conditional Share Unit one Common Share on the Vesting Date, in the manner, and subject to the terms, set forth in the Plan and the applicable Award Agreement;

1.2	Definitions

In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms will have the following meanings:

(a)
“Affiliate” means an affiliate as defined in the Securities Act and includes issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities, which has been designated by the Company for purposes of this Plan;

(b)	“Applicable Laws” has the meaning ascribed thereto in Section 3.3(a) hereof;

(c)
“Award Agreement” has the meaning ascribed thereto in Section 6.1 hereof.  Each Award Agreement shall be subject to the applicable terms and conditions of this Plan and any other terms and conditions (not inconsistent with this Plan) determined by the Board;

(d)
“Black Out Period” means any period during which a policy of the Company or any Affiliate prohibits or prevents any Participant from trading Common Shares or any interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company;

(e)	“Board” means the board of directors of the Company as constituted from time to time;

(f)	“Common Shares” means common shares without par value in the capital of the Company;

(g)	“Company” means Atlatsa Resources Corporation and includes, unless the context otherwise requires, all of its subsidiaries or Affiliates and successors according to law;

(h)	“Conditional Share Unit” means any Performance Share Unit or Restricted Share Unit issued or issuable pursuant to this Plan;

(i)	“Directors” means the directors of the Company as may be elected or appointed from time to time;

(j)
“Dividend Equivalent” means a bookkeeping entry whereby each Conditional Share Unit is credited with the equivalent amount of the dividend paid on a Common Share in accordance with Section 7.2 of this Plan;

(k)	“Dividend Market Value” means the Market Price per Common Share on the dividend record date;

(l)	“Effective Date” has the meaning ascribed thereto in Section 2.1 hereof;

(m)
“Eligible Person” means, subject to all Applicable Laws, any Director, officer, consultant or employee of the Company or any subsidiary of the Company, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Eligible Persons;

(n)	“Exchanges” means all stock exchanges on which the Company’s Common Shares are listed for trading, including, without limitation, the TSX, JSE and NYSE MKT, if applicable.

(o)
“Exchange Rules” means collectively, (i) the rules and policies of the TSX as amended from time to time, (ii) the rules and policies of the JSE as amended from time to time and (iii) the rules and policies of the NYSE MKT as amended from time to time.

(p)	“Existing Stock Option Plan” means the incentive stock option plan of the Company adopted on May 21, 2004, as amended on June 17, 2005 and as further amended as of June 15, 2009;

(q)	“Expiry Date” has the meaning ascribed thereto in Section 4.5 hereof;

(r)	“Grant Date” has the meaning ascribed thereto in Section 4.1 hereof;

(s)	“Independent Director” means any Director that is considered independent in accordance with National Instrument 52-110 – Audit Committees;

(t)
“Inducement Grants” means a grant of an option to purchase common shares in the Company, a share appreciation right, a restricted share unit or a performance share unit to any person entering fulltime employment as an officer of the Company that has not been previously employed by the Company or has not been previously an insider of the Company, provided that such grants shall not exceed more than 2% of the outstanding Common Shares during any twelve month period;

(u)	“Insider” means:

(i)	the Chief Executive Officer, Chief Financial Officer, and Chief Operations Officer, if any, of the Company or of any Significant Shareholder or of a Major Subsidiary;

(ii)	any director of the Company, a Significant Shareholder or a Major Subsidiary;

(iii)	any Significant Shareholder;

(iv)
any management company that provides significant management or administrative services to the Company or a Major Subsidiary, and every director, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer thereof and any shareholder holding more than 10% of the voting shares thereof;

(v)	any individual performing functions similar to the functions performed by any of the insiders described in (i) through (iv) above;

(vi)	the Company itself, if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security; or

(vii)	any other insider, as defined in the Securities Act, that:

(A)	in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed; and

(B)	directly or indirectly exercises, or has the ability to exercise significant power or influence over the business, operations, capital of development of the Company.

(v)	“Major Subsidiary” means a subsidiary of the Company if:

(i)
the assets of the subsidiary, as included in the Company’s most recent annual audited or interim balance sheet are 30 percent or more of the consolidated assets of the Company reported on that balance sheet; or

(ii)
the revenue of the subsidiary, as included on the Company’s most recent audited annual or interim income statement, is 30 per cent or more of the consolidated revenue of the Company reported on that statement;

(w)	“Market Price” of Common Shares at any relevant date means the volume weighted average trading price (in ZAR) of the Common Shares on the JSE for the five trading days prior to the relevant date;

(x)	“Participant” means an Eligible Person to whom Conditional Share Units have been granted;

(y)
“Performance Share Unit” means any unit granted under Section 4.1 of this Plan representing the right to receive, on or after the Vesting Date and subject to and in accordance with the Plan, one Common Share for each Performance Share Unit held, in the manner, and subject to the terms, set forth in the Plan and the applicable Award Agreement, including the vesting terms set forth in Section 4.2;

(z)	“Plan” means this Conditional Share Unit Plan, the terms of which are set out herein or as may be amended from time to time;

(aa)	“Required Taxes” has the meaning ascribed thereto in Article 12(i) hereof;

(bb)
“Restricted Share Unit” means any unit granted under Section 4.1 of this Plan representing the right to receive, on or after the Vesting Date, subject to and in accordance with the Plan, one Common Share for each Restricted Share Unit held at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Award Agreement, including the vesting terms set forth in Section 4.3;

(cc)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

(dd)	“Share Appreciation Rights Plan” means the share appreciation plan of the Company adopted on May 19, 2014, as may be amended from time to time;

(ee)
“Share Compensation Arrangement” means this Plan any Conditional Share Unit issued under this Plan but also includes any other stock option, stock option plan, share appreciation right, share appreciation right plan, share unit, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to an Eligible Person, including, for greater certainty, the Stock Option Plan, the Share Appreciation Rights Plan and the Existing Stock Option Plan, but shall not include any Inducement Grants;

(ff)
“Significant Shareholder” means a person or company that has beneficial ownership of, or control or direction over, whether direct or indirect, or a combination of beneficial ownership of, and control or direction over, whether direct or indirect, more than 10% of the Company’s outstanding Common Shares;

(gg)	“Stock Option Plan” means the stock option plan of the Company adopted on May 19, 2014, as may be amended from time to time;

(hh)	“TSX” means the Toronto Stock Exchange and any successor thereto; and

(ii)	“Vesting Date” means:

(i)
for Performance Share Units, the date on which all vesting terms and conditions set forth in Section 4.2 of this Plan and the applicable Award Agreement have been satisfied or waived in accordance with this Plan; and

(ii)
for Restricted Share Units in respect of which all vesting terms and conditions set forth in Section 4.3 of this Plan and the applicable Award Agreement have been satisfied or waived in accordance with this Plan.

1.3	Interpretation

Words in the singular include the plural and words in the plural include the singular.  Words importing male persons include female persons, corporations or other entities, as applicable.  The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof.  The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this document as a whole and not to any particular Article, Section, Paragraph or other part hereof.

1.4	Applicable Law

The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.5	Currency

Unless otherwise stated all references to currency herein and in any Award Agreement refer to South Africa Rand.  In the event any amounts need to be calculated into Canadian dollars, the Bank of Canada noon rate on such date shall be used to calculate the Canadian dollar equivalent.

ARTICLE 2
CONDITIONAL SHARE UNIT PLAN

2.1	Effective Date

The effective date (the “Effective Date”) of this Plan is May 19, 2014.

2.2	Maximum Plan Shares

(a)
Subject to Section 2.2(b), from time to time the Board may determine the maximum number of Conditional Share Units which may be granted under this Plan and may, at any time, increase any such maximum number, or, without affecting any Conditional Share Units that have been granted under this Plan, decrease any such maximum number.

(b)
The aggregate number of Common Shares that may be issuable pursuant to Conditional Share Units granted under this Plan, together with any other Common Shares issuable under all other Share Compensation Arrangements, at any time, shall not exceed in the aggregate 10% of the outstanding Common Shares from time to time.  If an outstanding Conditional Share Unit, for any reason expires or is terminated or cancelled without having vested, or if Common Shares acquired pursuant to a Conditional Share Unit are subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant’s purchase price, the Common Shares shall again be available for issuance under this Plan.  Common Shares shall not be deemed to have been issued pursuant to this Plan with respect to any portion of a Conditional Share Unit that is settled in cash.

2.3	Three Year Shareholder Approval

In accordance with the requirements of the TSX, any unallocated Common Shares issuable pursuant to any Conditional Share Units granted under this Plan, under the rolling 10% maximum allowed under Section 2.2 of this Plan will require further approval of the Board and shareholders of the Company at least once during the three-year period that has elapsed from the Effective Date and each successive three-year period thereafter.

2.4	Limitations on Issue

(a)	Notwithstanding any other provision of this Plan, the number of Conditional Share Units granted under this Plan, will be determined by the Board, provided that:

(i)
the maximum number of Common Shares issued or reserved for issuance to any one Participant pursuant to Conditional Share Units granted under this Plan, together with any other Common Shares issued or reserved for issuance under all other Share Compensation Arrangements, shall not, in any one year period, exceed in the aggregate 5% of the outstanding  Common Shares;

(ii)	the number of Common Shares:

(A)	issuable, at any time, to Participants that are Insiders; and

(B)	issued to Participants that are Insiders within any one year period;

pursuant to this Plan, any of the Company’s other Share Compensation Arrangements or any Inducement Grants, shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares; and

(iii)
the number of Common Shares reserved for issuance to Participants that are Independent Directors of the Company pursuant to this Plan, together with any Common Shares reserved for issuance under all other Share Compensation Arrangements, shall not, in aggregate, exceed 1% of the total number of outstanding Common Shares, excluding Common Shares reserved for issuance to a Participant at a time when such Participant was not an Independent Director of the Company.

2.5	Participant’s Agreement to be Bound

Participation in the Plan by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time.

2.6	Conditional Share Units Not Vested

In the event a Conditional Share Unit granted under the Plan expires or is terminated by reason of dismissal of the Participant for cause or is otherwise lawfully cancelled prior to vesting, any Common Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

ARTICLE 3
ADMINISTRATION OF THIS PLAN AND POWERS OF THE BOARD

3.1	Administration of the Plan

The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder.

3.2	Powers of the Board

(a)
The Board is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Board are necessary or desirable for the proper administration of this Plan.  For greater certainty, without limiting the generality of the foregoing, the Board will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Company is subject, including the Exchanges, if applicable:

(i)	to allot and reserve for issuance Common Shares in connection with the settlement of Conditional Share Units granted hereunder;

(ii)	to grant Conditional Share Units to Eligible Persons hereunder and to determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)	to interpret and construe this Plan and any Award Agreement and to determine all questions arising out of this Plan and any Award Agreement,

and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(iv)	to determine whether, to what extent and under what circumstances Conditional Share Units may be cancelled, forfeited or suspended;

(v)
to prescribe the form of the instruments relating to a grant of Conditional Share Unit and to enter into an Award Agreement evidencing each Conditional Share Unit which will incorporate such terms as the Board in its discretion deems consistent with this Plan;

(vi)
to determine if Common Shares issued pursuant to a Conditional Share Unit will be subject to any restrictions or repurchase rights, where applicable, or will require the endorsement of a legend on any certificate representing Common Shares acquired to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada, South Africa or any other country and if any rights or restrictions exist they will be described in the applicable Award Agreement;

(vii)	to take such steps and require such documentation from each Eligible Person which in its opinion is necessary or desirable to ensure compliance with the Exchange Rules and all Applicable Laws;

(viii)
to adopt, amend and rescind any rules or regulations relating to this Plan as it shall deem advisable  to comply with the requirements of this Plan, or in order to conform to any Applicable Law or regulation or to any change in any Applicable Laws or regulations;

(ix)	subject to Section 8.2, amend, suspend, terminate or discontinue this Plan, or revoke or alter any action taken in connection therewith;

(x)
to the extent permitted by Applicable Law, delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(xi)	make all other determinations and take all other actions in connection with the implementation and administration of this Plan.

(b)
Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Conditional Share Unit shall be within the sole discretion of the Board and may be made at any time and shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Conditional Share Unit.

(c)
Subject to Section 8.2, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.  Any determination or decision by, or opinion of, the Board or a director or officer of the Company made or held pursuant to the terms set out herein shall be made or held reasonably and shall be final, conclusive and binding on all parties, concerned, including, but not limited to, the Company, the Participants and their beneficiaries and legal representatives.

3.3	Applicable Laws

(a)
The Board may take such steps and require such documentation from Eligible Persons as the Board may determine are desirable to ensure compliance with all corporate, securities or other applicable laws and legal requirements (whether Canadian or foreign, federal, provincial or state) applicable in relation to the implementation and administration of this Plan and the matters contemplated herein (collectively, the “Applicable Laws”).

(b)
Without limiting the generality of the foregoing or any other provision hereof, the Company may require such documentation or information from Eligible Persons, and take such actions (including disclosing or providing such documentation or information to others), as the Board or any director or executive officer of the Company may from time to time determine are necessary or desirable to ensure compliance with all Applicable Laws including any applicable provisions of the Income Tax Act (Canada), the United States Internal Revenue Code of the United States of America and the rules and authority thereunder, or income tax legislation of any other jurisdiction (including South Africa), as the same may from time to time be amended, the terms of this Plan, the terms of any Award Agreement and any other agreement, indenture or other instrument to which the Company is subject or is a party.

(c)
Each Eligible Person to whom any Conditional Share Units are granted shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by executing any Award Agreement) that the Eligible Person will, at all times, act in strict compliance with Applicable Laws and all other rules and policies of the Company, including any insider trading policy of the Company in effect at the relevant time, applicable to the Eligible Person in connection with this Plan and the Conditional Share Unit granted to the Eligible Person and will furnish to the Company all information and documentation or undertakings as may be required to permit compliance with Applicable Laws.

(d)
Without limiting the generality of the foregoing, Applicable Laws may impose reporting or other obligations on the Company or Eligible Persons in relation to this Plan, which requirements may, for example, require the Company or Eligible Persons to identify holders of Conditional Share Units, or report the interest of Eligible Persons in Conditional Share Units.  In addition, to assist Eligible Persons with their reporting obligations and to communicate information about grants or awards of Conditional Share Units to the market, the Company may (but shall not be obliged to) disclose the existence and material terms of this Plan and Conditional Share Units granted hereunder in information circulars or other publicly filed documents and file issuer grant reports in respect of grants of Conditional Share Units pursuant to insider reporting requirements under Applicable Laws.

(e)
Each Eligible Person to whom any Conditional Share Units are granted shall provide the Company with all information (including personal information) and undertakings as may be required in connection with the administration of this Plan and compliance with Applicable Laws and applicable provisions of income tax laws.  The Company may from time to time disclose or provide access to such information to any administrator or administrative agent or other third party service provider that may be retained from time to time by the Company, in connection with the administration of this Plan or administrative functions under this Plan and, by participating in this Plan, each Eligible Person to whom any Conditional Share Units are granted acknowledges, agrees and consents to information being disclosed or provided to others as contemplated in this Section 3.3.

ARTICLE 4
TERMS AND CONDITIONS OF
CONDITIONAL SHARE UNITS

4.1	Grant of Conditional Share Units

(a)
The Board may from time to time grant to any Eligible Person such Performance Share Units and Restricted Share Units, on the terms set forth in this Plan and on such other terms as are not inconsistent with the purposes and provisions of this Plan, as the Board, in its discretion, may from time to time determine are appropriate.

(b)
Subject to Section 2.2, the number of Performance Share Units and Restricted Share Units granted to any Eligible Person shall be determined by the Board in its sole discretion at the time the Board authorizes the grant of Conditional Share Units to such Eligible Person.

(c)
The date on which a Conditional Share Unit will be deemed to have been granted under this Plan will be the date on which the Board authorizes the grant of such Conditional Share Units or such later date as may be specified by the Board at the time of such authorization (the “Grant Date”).

(d)	Subject to the terms and conditions of this Plan, the Board may impose such limitations or conditions on the vesting of any Conditional Share Unit as the Board in its discretion deems appropriate.

4.2	Vesting Conditions of Performance Share Units

(a)
Subject to the terms of the Plan, a Performance Share Unit shall vest in accordance with the terms specified in the Participant’s Award Agreement. The vesting provisions in any Award Agreement will be determined by the Board each in its sole discretion; provided that unless a Performance Share Unit has vested on or prior to December 31st of the third calendar year following the Grant Date of the corresponding Performance Share Unit, such Performance Share Unit shall be forfeited and shall ceased to be of any force or effect and the Participant shall have no further rights thereunder.

(b)
Subject to the terms of the Plan, the Company may determine any terms or conditions with respect to the vesting of Performance Share Units granted pursuant to this Plan, in whole or in part, including without limitation, provisions which make the vesting of Performance Share Units conditional upon (a) the achievement of corporate or personal objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Company, (b) the Market Price of Common Shares from time to time and/or the return to the Company’s shareholders, and/or (c) any other performance criteria relating to the Participant, the Company, a subsidiary, or business unit.  Any such conditions shall be set out in the Award Agreement.

(c)
The conditions may relate to all or any portion of the Performance Share Units in a grant and may be graduated such that different percentages of the Performance Share Units will vest at different times depending on the extent of satisfaction of one or more of such conditions. The Company may, in its discretion and having regard to the best interests of the Company, subsequent to the Grant Date of a Performance Share Unit, waive any such terms or conditions or determine that they have been satisfied.  Any Performance Share Units which do not vest due to a failure to satisfy or waive vesting conditions will be forfeited and cancelled and any Common Shares reserved for issuance thereunder shall again be available under this Plan.

4.3	Vesting Conditions of Restricted Share Units

(a)
Subject to the terms of the Plan, a Restricted Share Unit shall vest in accordance with the terms specified in the Participant’s Award Agreement. The vesting provisions in any Award Agreement will be determined by the Board each in its sole discretion; provided that unless a Restricted Share Unit has vested on or prior to December 31st of the third calendar year following the Grant Date of the corresponding Restricted Share Unit, such Restricted Share Unit shall be forfeited and shall ceased to be of any force or effect and the Participant shall have no further rights thereunder.

(b)
For greater certainty, the vesting of Restricted Share Units may be determined from time to time by the Board to include criteria such as, but not limited to time vesting, in which a Common Share is not delivered to a Participant until the

Participant has held the corresponding Restricted Share Unit for a specified period of time.

(c)
The conditions may relate to all or any portion of the Restricted Share Units in a grant and may be graduated such that different percentages of the Restricted Share Units in a grant will vest at different times depending on the extent of satisfaction of one or more of such conditions. The Company may, in its discretion and having regard to the best interests of the Company, subsequent to the Grant Date of a Restricted Share Unit, waive any such terms or conditions or determine that they have been satisfied.  Any Restricted Share Units which do not vest due to a failure to satisfy or waive vesting conditions will be forfeited and cancelled and any Common Shares reserved for issuance thereunder shall again be available under this Plan.

4.4	Allotment of Common Shares for Issuance by the Company

The Company shall allot for issuance from treasury such number of Common Shares corresponding to the maximum number of Common Shares that may be deliverable to Participants upon the vesting of Conditional Share Units granted to Participants.

4.5	Term of Conditional Share Units.

(a)	Subject to Section 4.7, each Conditional Share Unit will expire (the “Expiry Date”) on the earlier of:

(i)
the date determined by the Board and specified in the Award Agreement pursuant to which such Conditional Share Unit is granted, provided that such date may not be later than the earlier of: (i) the date which is December 31 of the third calendar year following the calendar year of the Grant Date, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchanges;

(ii)	the date of expiry pursuant to Section 4.6 of this Plan.

4.6	Expiration and Forfeiture.

Unless otherwise determined by the Board or unless otherwise provided in the Award Agreement pertaining to a particular Conditional Share Unit or any written employment, consulting or other agreement governing a Participant’s role as an Eligible Person, each Conditional Share Unit will expire and be forfeited:

(a)
in the event the Participant ceases to be an Eligible Person for any reason other than the death of the Participant or the termination of the Participant for cause, the date which is 90 days after the date of termination (specifically without regard to any period of reasonable notice or any salary continuance) of the Participant’s directorship, active employment or active engagement, as applicable, with the

Company or its subsidiaries, or such earlier or later date as the Board may determine;

(b)
in the event of the termination of the Participant as a director, officer, consultant or employee of the Company or its subsidiaries for cause, the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance; and

(c)	in the event of the death of a Participant prior to the date which is one year after the date of death of such Participant or such earlier or later date as the Board may determine.

4.7	Blackout Extension.

Where the Vesting Date for a Conditional Share Unit occurs during or within nine business days following the end of a Blackout Period, the Vesting Date for such Conditional Share Unit shall be extended to the date which is ten business days following the end of such Blackout Period.

ARTICLE 5
PAYOUTS

5.1	Number of Common Shares

(a)
Upon meeting the requirements and performance objectives, as established by the Board at the time the Performance Share Unit or Restricted Share Unit was granted and as set out in Section 4.2 or Section 4.3, respectively, and in the applicable Award Agreement, upon vesting Participants will receive, subject to Section 5.4, such number of Common Shares as determined pursuant to Section 5.1(b) for no further consideration.

(b)
The number of Common Shares to be issued or provided shall be equal to the whole number of Conditional Share Units held by a Participant for which the Vesting Date has occurred.  Where the number of Conditional Share Units would result in the issue of a fractional Common Share, the number of Common Shares shall be rounded down to the next whole number of Common Shares.  No fractional Common Shares shall be issued.

5.2	Delivery of Common Shares by the Company on Vesting

Subject to Sections 5.4 and Article 12 , the Company shall, within 30 days after the relevant vesting date of any Conditional Share Unit, the Company will direct its transfer agent to issue a certificate to the Participant for the appropriate number of Common  Shares determined in accordance with Section 5.1.  Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws.

5.3	Consideration

Common Shares issued by the Company from treasury under this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Company would have received if the Common Shares had been issued for money.

5.4	Cash Payment in Lieu of Common Shares

If so determined by the Company, in lieu of the issue or provision of Common Shares, the Company may satisfy the issuance or provision of Common Shares under the Plan, in whole or in part, by the payment of a cash amount to a Participant.  The amount of such payment shall be equal to the number of Common Shares in respect of which the Company makes such a determination, multiplied by the Market Price on the Vesting Date, subject to any applicable withholding tax.  Any Conditional Share Units paid out in cash shall be made re-available for issuance under the Plan.

ARTICLE 6
PROVISIONS RELATING TO AWARD AGREEMENTS

6.1	Award Agreements.

(a)
Each grant of Conditional Share Units will be evidenced by an agreement (an “Award Agreement”) substantially in the form attached as Schedule A to this Plan, or such other form as may from time to time be approved by the Board, with such alterations, changes, amendments, modifications, additions or deletions thereto as the Board in its discretion may determine to be appropriate and consistent with the provisions of this Plan.

(b)
Each Award Agreement shall contain any terms and conditions required under this Plan and any other terms and conditions not inconsistent herewith as the Board may, in its sole discretion, deem appropriate, including:

(i)	the number of Conditional Share Units which are being granted to the Participant; and

(ii)	any time based, performance based or other conditions as to vesting of the Conditional Share Units;

which shall be set out in the Award Agreement.

(c)
Each Award Agreement will contain such provisions as the Board may determine are desirable to ensure compliance with all Applicable Laws and may (but need not) at the discretion of the Board, contain representations and warranties and covenants of the Eligible Person that:

(i)	the Participant is a director, officer, consultant or employee of the Company or its subsidiaries;

(ii)	the Participant’s participation in the Plan is voluntary;

(iii)	the Eligible Person has not been induced to enter into the Award Agreement by the expectation of employment or continued employment;

(iv)	the Eligible Person is aware that the Conditional Share Units have not been registered or otherwise qualified under any applicable securities laws; and

(v)
if the Participant receives Common Shares pursuant to the vesting of a Conditional Share Unit, the Participant will, prior to and upon any sale or disposition of any Common Shares acquired pursuant to the vesting of the Conditional Share Units, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchanges, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

(d)
Each Award Agreement will provide that the Conditional Share Units evidenced thereby and the rights or interest thereunder are not assignable or transferable by any Eligible Person, either voluntarily or involuntarily, and may not be subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy and may vest only to the Eligible Person or, in the event of the death or incapacity of the Eligible Person (where the Eligible Person is incapable of managing the Eligible Person’s affairs), the Eligible Person’s legal representative.

6.2	Amendment of Award Agreements

Subject to Article 8, the Company may amend any Award Agreement, provided the Board in its discretion determines that the amendment is consistent with the terms of this Plan.

6.3	Provisions Relating to Common Share Issuances under an Award Agreement

(a)
In no circumstances shall the Company be required to issue Common Shares upon the vesting of a Conditional Share Unit unless the Board is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchanges.  In particular, if required by any regulatory authority to which the Company is subject, including the Exchanges, an Award Agreement may provide that shareholder approval to the grant of a

Conditional Share Unit must be obtained prior to the vesting of a Conditional Share Unit or to the amendment of the Award Agreement.

(b)
Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company’s obligation to issue Common Shares to a Participant pursuant to the granting or vesting of any Conditional Share Unit will be subject to, if applicable:

(i)
completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and

(ii)
the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

ARTICLE 7
RIGHTS OF ELIGIBLE PERSON

7.1	Voting Rights.

A Conditional Share Unit does not entitle a Participant to any rights with respect to voting or any other rights as a shareholder of the Company.

7.2	Credits for Dividends

Notwithstanding Section 7.1, a Participant shall be credited with a Dividend Equivalent in the form of additional Conditional Share Units as of each dividend payment date, if any, in respect of which dividends are paid on Common Shares.  Such Dividend Equivalent shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Conditional Share Units held by such Participant on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

7.3	No Entitlement to Shares.

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares.  The grant of Conditional Share Units shall only constitute a contractual right granted to an Eligible Person to receive Common Shares or cash, as the Board determines at such time, and subject to such terms and conditions, as are set out in this Plan and the applicable Award Agreement.

7.4	Rights.

The obligation to make payments that may be required to be made under any Conditional Share Unit granted under this Plan will be an unfunded and unsecured obligation of the Company.  Neither the establishment of this Plan, nor the granting of any Conditional Share Unit under this Plan, nor any terms or provisions of this Plan or any Award Agreement, or any amendment or any deletion hereof or thereof shall create (or be construed as creating) any trust or other obligation to fund or secure amounts that may be payable under any Conditional Share Units granted under this Plan or, if applicable, any other amounts that may be payable under this Plan in whole or in part and shall not establish any fiduciary relationship between the Company (or the Board of Directors or any other person) and any Eligible Person or any other person.  Any liability of the Company to any Eligible Person with respect to any payment required to be made under any Conditional Share Units granted under this Plan or, if applicable, any other amount or amounts that may be payable under this Plan shall constitute a general, unfunded, unsecured obligation, payable solely out of the general assets of the Company, and no term or provision in this Plan, nor any Award Agreement nor any election made pursuant to this Plan nor any action taken hereunder shall be construed to give any person any security, interest, lien or claim against any specific asset of the Company.  To the extent any person, including an Eligible Person, holds any Conditional Share Units granted under this Plan, such Conditional Share Units shall not vest in such person any right, title or interest in any assets of the Company except at such time or times and upon the terms and conditions expressly provided for herein and in the Award Agreement in respect of such Conditional Share Units.  Each Eligible Person, upon acquiring a vested interest in a Conditional Share Unit pursuant to the terms of this Plan and the Award Agreement evidencing such Conditional Share Units and otherwise satisfying the vesting conditions pursuant to the terms of this Plan and such Award Agreement, shall have a valid and enforceable unsecured claim against the Company for payment of an amount equal to the value of the number of Common Shares such person would have been entitled to under this Plan and the Award Agreement, based on the Market Price of the Common Shares on the date such vesting conditions are satisfied.

7.5	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Conditional Share Units or the Common Shares issuable thereunder or the tax consequences to an Eligible Person.  Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

7.6	Non Assignable

No Conditional Share Units may be assigned or transferred by any Participant.

ARTICLE 8
SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

8.1	Suspension or Termination

The Board may at any time and from time to time suspend, in whole or in part, or terminate this Plan.  No Conditional Share Units will be granted during any period that this Plan is suspended or after this Plan has been terminated. The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Conditional Share Units have vested in full or have otherwise expired.  If this Plan is terminated, the provisions of this Plan and other rules and regulations adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as any Conditional Share Units or any rights pursuant thereto remain outstanding.

8.2	Amendment of Plan

(a)
Subject to Section 8.2(b), the Board may from time to time in its discretion amend this Plan, or any Award Agreement, in any manner without the consent or approval of any Eligible Person (including Eligible Persons that have been granted Conditional Share Units and entered into an Award Agreement) or any shareholder of the Company.

(b)	Notwithstanding any provisions to the contrary, the Board may not, without approval by the Company’s shareholders amend this Plan or any Conditional Share Unit to:

(i)
increase the maximum number of Common Shares issuable pursuant to Conditional Share Units granted under this Plan, either as a fixed number or a fixed percentage of the Company’s total issued and outstanding Common Shares;

(iii)
extend the Expiry Date of any Conditional Share Unit granted to an Insider (except for an extension permitted in section 4.7 hereof) or amend this Plan to permit the grant of a Conditional Share Unit to an Insider with an Expiry Date of more than 10 years from the Grant Date;

(ii)	amend this Plan to increase any maximum limit of the number of Common Shares that may be:

(A)	issued to Insiders of the Company within any one year period, or

(B)	issuable to Insiders of the Company at any time;

which may be specified in this Plan, when combined with all of the Company’s other Share Compensation Arrangements, to be in excess of 10% of the outstanding Common Shares, respectively;

(iii)	change any of the amending provisions of this Plan; or

(iv)	amend any other provision of this Plan for which shareholder approval is required in accordance with the Exchange Rules,

provided that such shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to this Plan and the making of provisions for the protection of the rights of Participants under this Plan in accordance with the Section 9.1, or for the amendment of such section or sections.

(c)
In exercising its rights pursuant to this Section 8.2 the Board may not affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Conditional Share Unit previously granted to such Participant except:  (a) with the consent of such Participant; (b) as permitted pursuant to Article 9; or (c) for the purposes of complying with the requirements of any regulatory authority to which the Company is subject, including the Exchanges.

(d)
The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Conditional Share Units have vested in full or have otherwise expired.  If this Plan is terminated, the provisions of this Plan and other rules and regulations adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as any Conditional Share Units or any rights pursuant thereto remain outstanding.

ARTICLE 9
ADJUSTMENTS

9.1	Adjustments

The Board may adjust from time to time, in its sole discretion, in a manner which it considers fair and reasonable, the Conditional Share Units granted to an Eligible Person under an Award Agreement to reflect any subdivisions, consolidations, conversions, exchanges or reclassifications of the Common Shares or any other capital reorganization of the Company, any issuances of additional Common Shares or securities convertible or exchangeable or otherwise carrying the right to acquire Common Shares to the holders of Common Shares by way of stock dividend or other distribution other than in the ordinary course, any dividends paid or other distributions made to the holders of Common Shares other than in the ordinary course, or any amalgamation, arrangement or other transaction involving the Company and another corporation resulting in a reclassification of the Common Shares or a change of the Common Shares into other shares or securities.  An adjustment made under this section by the Board of Directors will be conclusive and binding on the Company and the Eligible Person.

9.2	Change of Control

Subject to the provisions of this Plan and unless otherwise determined by the Board, in the event of:

(1)           an amalgamation, arrangement, merger, takeover bid, consolidation or other transaction as a result of which the Company is not the surviving or continuing corporation or entity (other than an amalgamation, arrangement, merger or consolidation with a wholly-owned Subsidiary, a reincorporation or other similar transaction of the Company in a different jurisdiction or any other transaction in which there is no substantial change in the Shareholders and the Conditional Share Units previously granted under this Plan are assumed or replaced by the successor or continuing corporation, which assumption or replacement shall be binding on all Participants);

(2)	a dissolution or liquidation of the Company;

(3)	the sale of all or substantially all of the assets of the Company;

(4)
a business combination (going private transaction), as contemplated by Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions or any replacement regulation or instrument; or

(5)
any other transaction or series of related transactions as a result of which the Company is not the surviving or continuing corporation or entity and which does not result in the Shareholders immediately prior to such transaction or series of related transactions holding 50% or more of the voting power of the surviving or continuing entity following such transaction or series of related transactions;

then, at the option of the Company (i) any or all outstanding Conditional Share Units may be assumed by the successor or continuing entity (if any) and such assumption shall be binding on all Participants or the successor or continuing entity may provide substantially similar consideration to Participants as was provided to Shareholders (after taking into account the existing provisions of the Conditional Share Units); (ii) in the case of a takeover bid, the Conditional Share Units shall vest; and (iii) in the case of a business combination (going private transaction), the Company may terminate all of the Conditional Share Units granted under this Plan at the time of and subject to the completion of such business combination (going private transaction) by giving at least ten (10) days prior written notice of such termination to each of the Participants and paying to each of the Participants at the time of completion of such business combination (going private transaction) an amount equal to the fair market value of the Conditional Share Units held by such Participant as determined by a recognized investment dealer in Canada which has not otherwise been retained by the Company or any other person in connection with such business combination (going private transaction). Otherwise, any outstanding Conditional Share Units will be treated as provided in the applicable agreement or plan with respect to such transaction. In the event that the successor or continuing entity (if any) refuses to assume or substitute any outstanding Conditional Share Units as provided herein, then the Conditional Share Units will vest on a day determined by the Board in its sole discretion.

ARTICLE 10
EMPLOYMENT

This Plan shall not be interpreted as either an employment agreement or a trust agreement.  Nothing in this Plan nor any Award Agreement nor any election made pursuant to this Plan nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Company or any of its subsidiaries, or, except as expressly set out herein, confer on any Eligible Person any right to be granted any Conditional Share Units, or giving any Eligible Person, any dependent or relation as may be designated by an Eligible Person by testamentary instrument or otherwise, or any other person, the right to receive any benefits not specifically expressly provided in this Plan or any Award Agreement nor shall it interfere in any way with any other right of the Company or any subsidiary to terminate the employment or service of any Eligible Person at any time or to increase or decrease the compensation of any Eligible Person.  Participation in this Plan by a Participant will be voluntary.

ARTICLE 11
INTERPRETATION

Any questions arising as to the interpretation of this Plan or any Award Agreement (including any Schedules thereto) may be determined by the Board.  Absent manifest error, the Board’s interpretation of this Plan or any Award Agreement, and any determination or decision by the Board or any person to whom the Board may delegate duties and powers hereunder, pursuant to the powers vested in them, will be conclusive and binding on all parties concerned, including the Company, all Eligible Persons and legal representatives of any Eligible Person.  The Board may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in such manner and to such extent as the Board may determine is necessary or advisable.  The Board may, as to all questions of accounting, rely conclusively upon any determinations made by the auditors or accountants of the Company.

Neither the Board nor any director, officer, employee or other representative of the Company, nor any third party service provider which may be retained from time to time by the Company in connection with the administration of this Plan or administrative functions under this Plan, nor any officer, employee, agent or other representative of any such service provider, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan and the Board and the directors, officers and employees and agents and other representatives of the Company and any such third party service provider (and any agents or nominees thereof) shall be entitled to indemnification by the Company in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by Applicable Laws.

ARTICLE 12
COMPLIANCE WITH INCOME TAX REQUIREMENTS

(a)	In taking any action hereunder, or in relation to any rights hereunder, the Company and each Eligible Person shall comply with all provisions and requirements of any income tax legislation or regulations of any jurisdiction which may be applicable to the Company or Eligible Person, as the case may be.

(b)
The Company and, if applicable, subsidiaries of the Company, may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any other payment to be made under this Plan, or any other amount payable to an Eligible Person, a sufficient amount to cover withholding of any and all taxes and other source deductions or other amounts required to be withheld by any Canadian or foreign federal, provincial, state or local taxing authorities.

(c)
The Company may adopt and apply such rules and requirements and may take such other action as the Board may consider necessary, desirable or advisable to enable the Company and subsidiaries and, if applicable, any third party service provider (and their agents and nominees) and any Eligible Person (or his or her legal representative) to comply with all federal, provincial, foreign, state or local laws and obligations relating to the withholding of tax or other levies or compensation and pay or satisfy obligations relating to the withholding or other tax obligations in relation to Conditional Share Units or, if applicable, any other payments contemplated under this Plan.

(d)
Each Eligible Person (or the Eligible Person’s legal representatives) shall bear any and all income or other tax imposed in respect of the Conditional Share Units under this Plan or on amounts paid or distributed to the Eligible Person (or the Eligible Person’s legal representatives) under any Conditional Share Units granted under this Plan or, if applicable, otherwise under this Plan.  Each Eligible Person (or the Eligible Person’s legal representatives) shall be responsible for reporting and paying all income and other taxes applicable to or payable in respect of Conditional Share Units granted to the Eligible Person.

(e)
Notwithstanding any other provision of this Plan or any Award Agreement or any election made pursuant to this Plan, the Company and any subsidiary of the Company not assume any responsibility for the income or other tax consequences for Eligible Persons in respect of this Plan or Conditional Share Units granted under this Plan or in respect of amounts paid or distributed to any Eligible Person (or the Eligible Person’s legal representatives) under any Conditional Share Units granted under this Plan or, if applicable, otherwise under this Plan.

(f)
If the Board of Directors or any director or executive officer of the Company so determines, the Company shall have the right to require, prior to making any payment under any Conditional Share Units granted under this Plan or, if applicable, otherwise under this Plan, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Company or any subsidiary of the Company, in order to satisfy the tax obligations in respect of any payment under any Conditional Share Unites granted under this Plan or, if applicable, otherwise under this Plan.

(g)
If the Company or any subsidiary of the Company does not withhold from any payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Eligible Person (or the Eligible Person’s legal representatives) shall make reimbursement, on demand, in cash, of any amount paid by the Company or any subsidiary of the Company in satisfaction of any tax obligation.

(h)
The obligations of the Company to make any payment under any Conditional Share Units or, if applicable, otherwise under this Plan shall be subject to currency or other restrictions imposed by any government or under any Applicable Law.

(i)
In the event that the Company or its subsidiary is required to withhold, pay or provide for taxes as a result of the grant or vesting of Conditional Share Units or the issuance of Common Shares hereunder, the Participant shall, at the election of the Company in its sole discretion, and at the relevant time:

(i)
make a payment in immediately available funds to the Company or its subsidiary, as applicable, sufficient to cover all taxes payable in accordance with applicable law (“Required Taxes”), in an amount determined by the Company in its sole discretion;

(ii)
surrender to the Company or its subsidiary, as applicable, or authorize and direct the Company or its subsidiary, as applicable, (directly or indirectly through an agent or otherwise) to sell, a number of Common Shares sufficient to generate sale proceeds equal to the amount of such Required Taxes; or

(iii)	where the Company, in its sole discretion, has established alternative procedures for the payment of the Required Taxes the Participant shall comply with such procedures

SCHEDULE A
AWARD AGREEMENT
GRANTED UNDER THE CONDITIONAL SHARE UNIT PLAN

THIS AGREEMENT is made as of the ___ day of ______________________, 20__

BETWEEN:

ATLATSA RESOURCES CORPORATION

(the “Company”)

AND:

________________________, of _______________________

__________________________________________________

(the “Participant”)

WHEREAS:

A.
The Company has adopted a Conditional Share Unit Plan, as amended from time to time (the “Plan”) pursuant to which Eligible Persons may be granted Performance Share Units or Conditional Share Units representing the right to receive from the Company one Common Shares of the Company on the Vesting Date, in the manner, and subject to the terms, set forth in the Plan and the applicable Award Agreement; and

B.
The Board of Directors of the Company which administers the Plan, or any committee thereof to which authority under the Plan has been delegated (the “Board”), has determined to grant [Performance] [Restricted] Share Units to the Participant under the Plan, subject to the terms and conditions of this Award Agreement;

IN CONSIDERATION of the mutual premises, promises, covenants and agreements herein contained, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.
Grant of [Performance] [Restricted] Share Units.  The Company has granted to the Participant ________________ [Performance] [Restricted] Share Units (the “Participant’s Units”) subject to the terms and conditions of the Plan and this Award Agreement.

2.	Participant’s Units Subject to Plan.

(a)
The Participant’s Units have been granted under, and are subject to the terms, conditions, restrictions and limitations set out in the Plan and such terms, conditions, restrictions and limitations are incorporated by reference into this Award Agreement.  In the event of a conflict between the terms and conditions of this Award Agreement and the terms and conditions of the Plan, the terms and conditions of the Plan shall prevail.

(b)
The Participant acknowledges receipt from the Company of a copy of the Plan, as in effect on the date of this Award Agreement and irrevocably agrees to be bound by the terms and conditions set out in the Plan and all rules and procedures adopted under the Plan.  Capitalized terms used herein and not otherwise defined have the meaning set forth in the Plan.

(c)
The Participant acknowledges that the Plan may be suspended or terminated by the Board.  In addition, the Plan, and this Award Agreement, may be amended, including to accelerate the vesting of all or any portion of the Participant’s Units, waive any condition or right under, or amend any terms of, the Participant’s Units, prospectively or retrospectively, and impose on the Participant’s Units, or the vesting thereof, such additional terms and conditions, limitations and restrictions not inconsistent with the provisions of the Plan as the Board may determine, in each case without the approval of the Participant, provided, however, that, unless required by Applicable Laws, no such amendment may materially and adversely affect the rights of the Participant under the Participant’s Units or under this Award Agreement, to the extent it is still in force, without the consent of the Participant.

3.
Vesting.  Unless the Board determines otherwise, the Participant’s Units shall vest in accordance with the terms and conditions set out in Exhibit A, which shall be deemed to be incorporated in, and form part of, this Award Agreement.

4.
Participant’s Units Non-Assignable.  This Agreement and the Participant’s Units evidenced hereby, and the rights or interest of the Participant thereunder, may not be assigned or transferred by the Participant, either voluntarily or involuntarily, and may not be subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy and may vest only to the Eligible Person or, in the event of the death or incapacity of the Eligible Person (where the Eligible Person is incapable of managing the Eligible Person’s affairs), the Eligible Person’s legal representative.

5.	Expiry. Unless otherwise determined by the Board, the Participant’s Units shall terminate or expire and all rights hereunder shall cease and become null and void at the earlier of:

(a)	the time and on the date, if any, specified for termination or expiry of the Participant’s Units in Exhibit A; and

(b)	the date of expiry pursuant to Section 4.5 of the Plan.

6.	Representations and Acknowledgements of the Participant. The Participant represents and warrants to the Company that:

(a)	the Participant is a director, officer, consultant or employee of the Company or its subsidiaries;

(b)	the Participant’s participation in the Plan is voluntary;

(c)	the Eligible Person has not been induced to enter into the Award Agreement by the expectation of employment or continued employment;

(d)	the Eligible Person is aware that the Conditional Share Units have not been registered or otherwise qualified under any applicable securities laws; and

(e)
if the Participant receives Common Shares pursuant to the vesting of a Conditional Share Unit, the Participant will, prior to and upon any sale or disposition of any Common Shares acquired pursuant to the vesting of the Conditional Share Units, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchanges, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

In addition, the Participant acknowledges and agrees that the Participant will furnish to the Company all information and documentation or undertakings as may be required to permit compliance with Applicable Laws.  In addition, the Participant acknowledges, agrees and consents to information being disclosed or provided to others as contemplated in the Plan.

7.
Adjustment of the Participant’s Share Appreciation Rights.  This Agreement and the Share Appreciation Rights evidenced hereby and the rights of the Participant under the Participant’s Share Appreciation Rights, may be adjusted from time to time in the events and in accordance with the provisions of the Plan.  In addition, the rights and restrictions of the Participant under the Participant’s Share Appreciation Rights, including terms and conditions of, and restrictions upon, vesting of the Participant’s Share Appreciation Rights and restrictions or limitations (including risks of forfeiture and deferrals) on the Participant’s Share Appreciation Rights, will be subject to amendment, modification, adjustment or waiver in accordance with the provisions of the Plan.

8.
General.  This Agreement supersedes and replaces any agreement or arrangement, whether oral or written, in respect of the subject matter hereof.  Time is and shall remain of the essence in connection with this Award Agreement and the grant or vesting of the Participant’s Units.  Where the time for doing any act under the Participant’s Units or this Award Agreement falls on a day other than a business day, the time for doing such act is extended to the next day which is a business day.  The parties shall promptly execute and deliver all such further documents, deeds, assurances or other instruments and do such further and other acts and things as may be reasonably requested by the other to carry out, confirm, record or comply with the intent and meaning hereof.

9.
Governing Law.  This Agreement shall be governed and construed in accordance with the laws of British Columbia and each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in connection herewith.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.

[PARTICIPANT]	ATLATSA RESOURCES CORPORATION

Signature

Per:
Print Name		Name
Title

Address

EXHIBIT A
VESTING OF PERFORMANCE SHARE UNITS1
1.           Vesting

Unless the Board determines otherwise, the Participant’s Performance Share Units granted hereby shall vest on or after the date upon which the following condition is satisfied:

2.           Term and Expiry

Unless otherwise determined by the Board, if the Participant’s Performance Share Units have not vested by December 31 of the third calendar year following the Grant Date, they will expire and cease to be of any force and effect and the Participant shall have no further right or entitlement thereunder.

___________________
1	Company to pick appropriate Schedule A based on whether Performance Share Units or Restricted Share Units are being granted.

EXHIBIT B
VESTING OF RESTRICTED SHARE UNITS

1.           Unless the Board determines otherwise, the Participant’s Restricted Share Units shall vest on [the [●] anniversary of the date of this Agreement] OR [DATE] OR [in accordance with the following vesting schedule:

(a)           [1/3] of the total number of Restricted Share Unis granted will vest [six months] after the Grant Date;

(b)           a further [1/3] of the total number of Restricted Share Units granted will vest [one year] after the date of grant; and

(c)           the remaining [1/3] of the total number of Restricted Share Units granted will vest [eighteen months] after the Grant Date.]

2.           Term and Expiry

Unless otherwise determined by the Board, if the Participant’s Restricted Share Units have not vested by the earlier of December 31 of the third calendar year following the Grant Date, they will expire and cease to be of any force and effect and the Participant shall have no further right or entitlement thereunder.

SCHEDULE C

SHARE APPRECIATION RIGHTS PLAN

Dated for Reference May 19, 2014

ARTICLE 1
PURPOSE AND INTERPRETATION

1.1	Purpose

The purpose of this Share Appreciation Rights Plan (the “Plan”) is to advance the interests of the Atlatsa Resources Corporation (the “Company”) by encouraging equity participation by such Eligible Persons in the Company through the acquisition of Common Shares of the Company in order to further align the interests of Eligible Persons with those of Shareholders, and to assist the Company in attracting and retaining qualified Eligible Persons.

The Company believes that these purposes may be effected by granting to Eligible Persons rights (“Share Appreciation Rights”) entitling them to receive a Share Appreciation Payment, in accordance with Section 5.1, from the Company based on the appreciation in value of the Common Shares between the Grant Date and the Vesting Date.

1.2	Definitions

In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms will have the following meanings:

(a)
“Affiliate” means an affiliate as defined in the Securities Act and includes issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities, which has been designated by the Company for purposes of this Plan;

(b)	“Applicable Laws” has the meaning ascribed thereto in Section 3.3(a) hereof;

(c)
“Award Agreement” has the meaning ascribed thereto in Section 6.1 hereof. Each Award Agreement shall be subject to the applicable terms and conditions of this Plan and any other terms and conditions (not inconsistent with this Plan) determined by the Board;

(d)
“Black Out Period” means any period during which a policy of the Company or any Affiliate prohibits or prevents any Participant from trading Common Shares or any interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of undisclosed material information pertaining to the Company;

(e)	“Board” means the board of directors of the Company as constituted from time to time;

(f)	“Common Shares” means common shares without par value in the capital of the Company;

(g)	“Company” means Atlatsa Resources Corporation and includes, unless the context otherwise requires, all of its subsidiaries or Affiliates and successors according to law;

(h)	“Conditional Share Unit Plan” means the conditional share unit plan of the Company adopted on May 19, 2014, as may be amended from time to time;

(i)	“Directors” means the directors of the Company as may be elected or appointed from time to time;

(j)	“Effective Date” has the meaning ascribed thereto in Section 2.1 hereof;

(k)
“Eligible Person” means, subject to all Applicable Laws, any Director, officer, consultant or employee of the Company or any subsidiary of the Company, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Eligible Persons;

(l)	“Exchanges” means all stock exchanges on which the Company’s Common Shares are listed for trading, including, without limitation, the TSX, JSE and NYSE MKT, if applicable.

(m)
“Exchange Rules” means collectively, (i) the rules and policies of the TSX as amended from time to time, (ii) the rules and policies of the JSE as amended from time to time and (iii) the rules and policies of the NYSE MKT as amended from time to time.

(n)	“Existing Stock Option Plan” means the incentive stock option plan of the Company adopted on May 21, 2004, as amended on June 17, 2005 and as further amended as of June 15, 2009;

(o)	“Expiry Date” has the meaning ascribed thereto in Section 4.3(a) hereof;

(p)	“Grant Date” has the meaning ascribed thereto in Section 4.2 hereof;

(q)	“Independent Director” means any Director that is considered independent in accordance with National Instrument 52-110 – Audit Committees;

(r)
“Inducement Grants” means a grant of an option to purchase common shares in the Company, a share appreciation right, a restricted share unit or a performance share unit to any person entering fulltime employment as an officer of the Company that has not been previously employed by the Company or has not been previously an insider of the Company, provided that such grants shall not exceed more than 2% of the outstanding Common Shares during any twelve month period;

(s)	“Insider” means:

(i)	the Chief Executive Officer, Chief Financial Officer, and Chief Operations Officer, if any, of the Company or of any Significant Shareholder or of a Major Subsidiary;

(ii)	any director of the Company, a Significant Shareholder or a Major Subsidiary;

(iii)	any Significant Shareholder;

(iv)
any management company that provides significant management or administrative services to the Company or a Major Subsidiary, and every director, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer thereof and any shareholder holding more than 10% of the voting shares thereof;

(v)	any individual performing functions similar to the functions performed by any of the insiders described in (i) through (iv) above;

(vi)	the Company itself, if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security; or

(vii)	any other insider, as defined in the Securities Act, that:

(A)	in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed; and

(B)	directly or indirectly exercises, or has the ability to exercise significant power or influence over the business, operations, capital of development of the Company.

(t)	“JSE” means the Johannesburg Stock Exchange and any successor thereto;

(u)	“Major Subsidiary” means a subsidiary of the Company if:

(i)
the assets of the subsidiary, as included in the Company’s most recent annual audited or interim balance sheet are 30 percent or more of the consolidated assets of the Company reported on that balance sheet; or

(ii)
the revenue of the subsidiary, as included on the Company’s most recent audited annual or interim income statement, is 30 per cent or more of the consolidated revenue of the Company reported on that statement;

(v)	“Market Price” of Common Shares at any relevant date means the volume weighted average trading price (in ZAR) of the Common Shares on the JSE for the five trading days prior to the relevant date;

(w)	“Participant” means an Eligible Person to whom Share Appreciation Rights have been granted;

(x)	“Plan” means this Share Appreciation Rights Plan, the terms of which are set out herein or as may be amended from time to time;

(y)	“Required Taxes” has the meaning ascribed thereto in Article 12(i) hereof;

(z)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c. 418, as amended from time to time;

(aa)	“Share Appreciation Rights” means the share appreciation rights granted hereunder to receive a Share Appreciation Payment;

(bb)	“Share Appreciation Payment” has the meaning ascribed thereto in Section 5.1 hereof;

(cc)
“Share Compensation Arrangement” means this Plan, any Share Appreciation Right issued under this Plan but also includes any other stock option, stock option plan, share appreciation right, share appreciation right plan, share unit, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to an Eligible Person, including, for greater certainty, the Stock Option Plan, the Conditional Share Unit Plan and the Existing Stock Option Plan, but shall not include any Inducement Grant;

(dd)
“Significant Shareholder” means a person or company that has beneficial ownership of, or control or direction over, whether direct or indirect, or a combination of beneficial ownership of, and control or direction over, whether direct or indirect, more than 10% of the Company’s outstanding Common Shares;

(ee)	“Stock Option Plan” means the stock option plan of the Company adopted on May 19, 2014, as may be amended from time to time;

(ff)	“TSX” means the Toronto Stock Exchange and any successor thereto; and

(gg)	“Vesting Date” has the meaning ascribed thereto in Section 4.6(b) hereof.

1.3	Interpretation

Words in the singular include the plural and words in the plural include the singular.  Words importing male persons include female persons, corporations or other entities, as applicable.  The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof.  The words “hereto”, “herein”, “hereby”,

“hereunder”, “hereof” and similar expressions mean or refer to this document as a whole and not to any particular Article, Section, Paragraph or other part hereof.

1.4	Applicable Law

The Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.5	Currency

Unless otherwise stated all references to currency herein and in any Award Agreement refer to South Africa Rand.  In the event any amounts need to be calculated into Canadian dollars, the Bank of Canada noon rate on such date shall be used to calculate the Canadian dollar equivalent.

ARTICLE 2
SHARE APPRECIATION RIGHTS PLAN

2.1	Effective Date

The effective date (the “Effective Date”) of this Plan is May 19, 2014.

2.2	Maximum Plan Shares

(a)
Subject to Section 2.2(b), from time to time the Board may determine the maximum number of Share Appreciation Rights which may be granted under this Plan and may, at any time, increase any such maximum number, or, without affecting any Share Appreciation Rights that have been granted under this Plan, decrease any such maximum number.

(b)
The aggregate number of Common Shares that may be issuable pursuant to Share Appreciation Rights granted under this Plan, together with any other Common Shares issuable under all other Share Compensation Arrangements, at any time, shall not exceed in the aggregate 10% of the outstanding Common Shares from time to time.  If an outstanding Share Appreciation Right, for any reason expires or is terminated or cancelled without having vested, or if Common Shares acquired pursuant to a Share Appreciation Right are subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant’s purchase price, the Common Shares shall again be available for issuance under this Plan.  Common Shares shall not be deemed to have been issued pursuant to this Plan with respect to any portion of a Share Appreciation Right that is settled in cash.

2.3	Three Year Shareholder Approval

In accordance with the requirements of the TSX, any unallocated Common Shares issuable pursuant to any Share Appreciation Rights granted under this Plan, under the rolling

10% maximum allowed under Section 2.2 of this Plan will require further approval of the Board and shareholders of the Company at least once during the three-year period that has elapsed from the Effective Date and each successive three-year period thereafter.

2.4	Limitations on Issue

(a)	Notwithstanding any other provision of this Plan, the number of Share Appreciation Rights granted under this Plan, will be determined by the Board, provided that:

(i)
the maximum number of Common Shares issued or reserved for issuance to any one Participant pursuant to Share Appreciation Rights granted under this Plan, together with any other Common Shares issued or reserved for issuance under all other Share Compensation Arrangements, shall not, in any one year period, exceed in the aggregate 5% of the outstanding  Common Shares;

(ii)	the number of Common Shares:

(A)	issuable, at any time, to Participants that are Insiders; and

(B)	issued to Participants that are Insiders within any one year period;

pursuant to this Plan, any of the Company’s other Share Compensation Arrangements or any Inducement Grants, shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares; and

(iii)
the number of Common Shares reserved for issuance to Participants that are Independent Directors of the Company pursuant to this Plan, together with any Common Shares reserved for issuance under all other Share Compensation Arrangements, shall not, in aggregate, exceed 1% of the total number of outstanding Common Shares, excluding Common Shares reserved for issuance to a Participant at a time when such Participant was not an Independent Director of the Company;

2.5	Participant’s Agreement to be Bound

Participation in the Plan by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time.

2.6	Share Appreciation Rights Not Vested

In the event a Share Appreciation Right granted under the Plan expires or is terminated by reason of dismissal of the Participant for cause or is otherwise lawfully cancelled prior to vesting, any Common Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

ARTICLE 3
ADMINISTRATION OF THIS PLAN AND POWERS OF THE BOARD

3.1	Administration of the Plan

The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder.

3.2	Powers of the Board

(a)
The Board is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Board are necessary or desirable for the proper administration of this Plan.  For greater certainty, without limiting the generality of the foregoing, the Board will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approvals or requirements of any regulatory authorities to which the Company is subject, including the Exchanges, if applicable:

(i)	to allot and reserve for issuance Common Shares in connection with the settlement of Share Appreciation Rights granted hereunder;

(ii)	to grant Share Appreciation Rights to Eligible Persons hereunder and to determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)
to interpret and construe this Plan and any Award Agreement and to determine all questions arising out of this Plan and any Award Agreement, and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(iv)	to determine whether, to what extent and under what circumstances Share Appreciation Rights may be paid out in cash or Common Shares, or cancelled, forfeited or suspended;

(v)
to prescribe the form of the instruments relating to a grant of Share Appreciation Rights and to enter into an Award Agreement evidencing each Share Appreciation Right which will incorporate such terms as the Board in its discretion deems consistent with this Plan;

(vi)
to determine if Common Shares issued pursuant to a Share Appreciation Right will be subject to any restrictions or repurchase rights, where applicable, or will require the endorsement of a legend on any certificate representing Common Shares acquired to the effect that such Common Shares may not be offered, sold or delivered except in compliance with the applicable securities laws and regulations of Canada, South Africa or any other country and if any rights or restrictions exist they will be described in the applicable Award Agreement;

(vii)	to take such steps and require such documentation from each Eligible Person which in its opinion is necessary or desirable to ensure compliance with the Exchange Rules and all Applicable Laws;

(viii)
to adopt, amend and rescind any rules or regulations relating to this Plan as it shall deem advisable  to comply with the requirements of this Plan, or in order to conform to any Applicable Law or regulation or to any change in any Applicable Laws or regulations;

(ix)	subject to Section 8.2, amend, suspend, terminate or discontinue this Plan, or revoke or alter any action taken in connection therewith;

(x)
to the extent permitted by Applicable Law, delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(xi)	make all other determinations and take all other actions in connection with the implementation and administration of this Plan.

(b)
Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Share Appreciation Right shall be within the sole discretion of the Board and may be made at any time and shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Share Appreciation Right.

(c)
Subject to Section 8.2, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.  Any determination or decision by, or opinion of, the Board or a director or officer of the Company made or held pursuant to the terms set out herein shall be made or held reasonably and shall be final, conclusive and binding on all parties, concerned, including, but not limited to, the Company, the Participants and their beneficiaries and legal representatives.

3.3	Applicable Laws

(a)
The Board may take such steps and require such documentation from Eligible Persons as the Board may determine are desirable to ensure compliance with all corporate, securities or other applicable laws and legal requirements (whether Canadian or foreign, federal, provincial or state) applicable in relation to the implementation and administration of this Plan and the matters contemplated herein (collectively, the “Applicable Laws”).

(b)
Without limiting the generality of the foregoing or any other provision hereof, the Company may require such documentation or information from Eligible Persons, and take such actions (including disclosing or providing such documentation or information to others), as the Board or any director or executive officer of the Company may from time to time determine are necessary or desirable to ensure compliance with all Applicable Laws including any applicable provisions of the Income Tax Act (Canada), the United States Internal Revenue Code of the United States of America and the rules and authority thereunder, or income tax legislation of any other jurisdiction (including South Africa), as the same may from time to time be amended, the terms of this Plan, the terms of any Award Agreement and any other agreement, indenture or other instrument to which the Company is subject or is a party.

(c)
Each Eligible Person to whom any Share Appreciation Rights are granted shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by executing any Award Agreement) that the Eligible Person will, at all times, act in strict compliance with Applicable Laws and all other rules and policies of the Company, including any insider trading policy of the Company in effect at the relevant time, applicable to the Eligible Person in connection with this Plan and the Share Appreciation Rights granted to the Eligible Person and will furnish to the Company all information and documentation or undertakings as may be required to permit compliance with Applicable Laws.

(d)
Without limiting the generality of the foregoing, Applicable Laws may impose reporting or other obligations on the Company or Eligible Persons in relation to this Plan, which requirements may, for example, require the Company or Eligible Persons to identify holders of Share Appreciation Rights, or report the interest of Eligible Persons in Share Appreciation Rights.  In addition, to assist Eligible Persons with their reporting obligations and to communicate information about grants or awards of Share Appreciation Rights to the market, the Company may (but shall not be obliged to) disclose the existence and material terms of this Plan and Share Appreciation Rights granted hereunder in information circulars or other publicly filed documents and file issuer grant reports in respect of grants of Share Appreciation Rights pursuant to insider reporting requirements under Applicable Laws.

(e)
Each Eligible Person to whom any Share Appreciation Rights are granted shall provide the Company with all information (including personal information) and undertakings as may be required in connection with the administration of this Plan and compliance with Applicable Laws and applicable provisions of income tax laws.  The Company may from time to time disclose or provide access to such information to any administrator or administrative agent or other third party service provider that may be retained from time to time by the Company, in connection with the administration of this Plan or administrative functions under this Plan and, by participating in this Plan, each Eligible Person to whom any Share Appreciation Rights are granted acknowledges, agrees and consents to information being disclosed or provided to others as contemplated in this Section 3.3.

ARTICLE 4
TERMS AND CONDITIONS OF
SHARE APPRECIATION RIGHTS

4.1	Grant of Share Appreciation Rights.

(a)
The Board may from time to time grant to any Eligible Person such Share Appreciation Rights, on the terms set forth in this Plan and on such other terms as are not inconsistent with the purposes and provisions of this Plan, as the Board, in its discretion, may from time to time determine are appropriate.

(b)
Subject to Section 2.2, the number of Share Appreciation Rights to be granted to any Eligible Person shall be determined by the Board in its sole discretion at the time the Board authorizes the grant of Share Appreciation Rights to such Eligible Person.

(c)	Subject to the terms and conditions of this Plan, the Board may impose such limitations or conditions on the vesting of any Share Appreciation Right as the Board in its discretion deems appropriate.

4.2	Date of Grant.

The date on which Share Appreciation Rights will be deemed to have been granted under this Plan will be the date on which the Board authorizes the grant of such Share Appreciation Rights or such later date as may be specified by the Board at the time of such authorization (the “Grant Date”).

4.3	Term of Share Appreciation Rights.

(a)	Subject to Section 4.5, each Share Appreciation Right will expire (the “Expiry Date”) on the earlier of:

(i)
the date determined by the Board and specified in the Award Agreement pursuant to which such Share Appreciation Right is granted, provided that such date may not be later than the earlier of: (i) the date which is December 31 of the third calendar year following the calendar year of the Grant Date, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchanges;

(ii)	the date of expiry pursuant to Section 4.4 of this Plan.

4.4	Expiration and Forfeiture.

Unless otherwise determined by the Board or unless otherwise provided in the Award Agreement pertaining to a particular Share Appreciation Right or any written employment, consulting or other agreement governing a Participant’s role as an Eligible Person, each Share Appreciation Right will expire and be forfeited:

(a)
in the event the Participant ceases to be an Eligible Person for any reason other than the death of the Participant or the termination of the Participant for cause, the date which is 90 days after the date of termination (specifically without regard to any period of reasonable notice or any salary continuance) of the Participant’s directorship, active employment or active engagement, as applicable, with the Company or its subsidiaries, or such earlier or later date as the Board may determine;

(b)
in the event of the termination of the Participant as a director, officer, consultant or employee of the Company or its subsidiaries for cause, the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance; and

(c)	in the event of the death of a Participant prior to the date which is one year after the date of death of such Participant or such earlier or later date as the Board may determine.

4.5	Blackout Extension.

Where the Vesting Date for a Share Appreciation Right occurs during or within nine business days following the end of a Blackout Period, the Vesting Date for such Share Appreciation Right shall be extended to the date which is ten business days following the end of such Blackout Period.

4.6	Vesting.

(a)	The Board may determine the vesting schedule, if any, applicable to Share Appreciation Rights.

(b)
Unless otherwise provided for by the Board or in the Award Agreement pertaining to a particular Share Appreciation Right, a Share Appreciation Right shall vest (the “Vesting Date”) on the date on which the Participant has satisfied any conditions or terms set by the Board at the time of the grant of the Share Appreciation Rights or otherwise provided in the Award Agreement pertaining to a particular Share Appreciation Right; provided that unless a Share Appreciation Right has vested on or prior to December 31st of the third calendar year following the Grant Date of the corresponding Share Appreciation Right, such Share Appreciation Right shall be forfeited and shall ceased to be of any force or effect and the Participant shall have no further rights thereunder.

ARTICLE 5
PAYOUTS

5.1	Share Appreciation Payment.

(a)
Each Share Appreciation Right granted under this Plan shall confer on the holder upon the Vesting Date the right to receive, as determined by the Board, cash or a number of Common Shares, equal in value to the excess of: (a) the Market Price of one Common Share on the Vesting Date; less (b) the grant price of the Share Appreciation Right as determined by the Board, (the “Share Appreciation Payment”) which grant price shall not be less than 100% of the Market Price of one Common Share on the Grant Date of the Share Appreciation Right.

5.2	Form of Share Appreciation Payment

(a)
Notwithstanding any other provision hereof, for greater certainty, the determination of whether any or all of the Share Appreciation Payment shall be made in cash or Common Shares, shall be made by the Board in its sole and absolute discretion.

(b)
If the Board determines that the Share Appreciation Payment is to be made by the issuance of Common Shares, the number of Common Shares to be issued or provided shall be equal to the number determined by dividing the Share Appreciation Payment by the Market Price of the Common Shares on the Vesting Date. Where this calculation would result in the issue of a fractional Common Share, the number of Common Shares shall be rounded down to the next whole number of Common Shares.  No fractional Common Shares shall be issued.

(c)	Subject to the terms of the applicable Award Agreement and Article 12:

(i)
if the Board determines that the Share Appreciation Payment is to be made by the issuance of Common Shares the Company shall direct its transfer agent to issue a certificate to the Participant for the appropriate number of Common Shares, such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws; or

(ii)	if the Board determines that the Share Appreciation Payment is to be paid by cash the Company shall pay such cash to the Eligible Person,

each within 30 days following the Vesting Date.

ARTICLE 6
PROVISIONS RELATING TO AWARD AGREEMENTS

6.1	Award Agreements.

(a)	Each grant of Share Appreciation Rights pursuant to this Plan will be evidenced by an agreement (an “Award Agreement”) substantially in the form attached as

Schedule A to this Plan, or such other form as may from time to time be approved by the Board, with such alterations, changes, amendments, modifications, additions or deletions thereto as the Board in its discretion may determine to be appropriate and consistent with the provisions of this Plan.

(b)
Each Award Agreement shall contain any terms and conditions required under this Plan and any other terms and conditions not inconsistent herewith as the Board may, in its sole discretion, deem appropriate including:

(i)	the number of Share Appreciation Rights which are being granted to the Participant; and

(ii)	any performance based, time based or other conditions to vesting of the Share Appreciation Rights,

which shall be set out in the Award Agreement.

(c)
Each Award Agreement will contain such provisions as the Board may determine are desirable to ensure compliance with all Applicable Laws and may (but need not) at the discretion of the Board, contain representations and warranties and covenants of the Eligible Person that:

(i)	the Participant is a director, officer, consultant or employee of the Company or its subsidiaries;

(ii)	the Participant’s participation in the Plan is voluntary;

(iii)	the Eligible Person has not been induced to enter into the Award Agreement by the expectation of employment or continued employment;

(iv)	the Eligible Person is aware that the Share Appreciation Rights have not been registered or otherwise qualified under any applicable securities laws; and

(v)
if the Participant receives Common Shares pursuant to the vesting of a Share Appreciation Right, the Participant will, prior to and upon any sale or disposition of any Common Shares acquired pursuant to the vesting of the Share Appreciation Rights, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchanges, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

(d)
Each Award Agreement will provide that the Share Appreciation Rights evidenced thereby and the rights or interest thereunder are not assignable or transferable by any Eligible Person, either voluntarily or involuntarily, and may not be subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy and may only vest to the Eligible Person or, in the event of the death or incapacity of the Eligible Person (where the Eligible Person is incapable of managing the Eligible Person’s affairs), the Eligible Person’s legal representative.

6.2	Amendments to Award Agreements

Subject to Article 8, the Company may amend any Award Agreement, provided the Board in its discretion determines that the amendment is consistent with the terms of this Plan, including to amend method of payment of the Share Appreciation Payment to be made in either cash or Common Shares.

6.3	Provisions Relating to Common Share Issuances under an Award Agreement

(a)
In no circumstances shall the Company be required to issue Common Shares upon the vesting of a Share Appreciation Right unless the Board is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchanges.  In particular, if required by any regulatory authority to which the Company is subject, including the Exchange, an Award Agreement may provide that shareholder approval to the grant of a Share Appreciation Right must be obtained prior to the vesting of a Share Appreciation Right or to the amendment of the Award Agreement.

(b)
Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company’s obligation to issue Common Shares to a Participant pursuant to the granting or vesting of any Share Appreciation Right will be subject to, if applicable:

(i)
completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(ii)
the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

ARTICLE 7
RIGHTS OF ELIGIBLE PERSON

7.1	Voting and Dividend Rights.

A Share Appreciation Right does not entitle a Participant to any rights with respect to voting or dividends.

7.2	No Entitlement to Shares.

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares.  The grant of Share Appreciation Rights shall only constitute a contractual right granted to an Eligible Person to receive a Share Appreciation Payment at such time, and subject to such terms and conditions, as are set out in this Plan and the applicable Award Agreement.

7.3	Rights.

The obligation to make payments that may be required to be made under any Share Appreciation Rights granted under this Plan will be an unfunded and unsecured obligation of the Company.  Neither the establishment of this Plan, nor the granting of any Share Appreciation Rights under this Plan, nor any terms or provisions of this Plan or any Award Agreement, or any amendment or any deletion hereof or thereof shall create (or be construed as creating) any trust or other obligation to fund or secure amounts that may be payable under any Share Appreciation Rights granted under this Plan or, if applicable, any other amounts that may be payable under this Plan in whole or in part and shall not establish any fiduciary relationship between the Company (or the Board of Directors or any other person) and any Eligible Person or any other person.  Any liability of the Company to any Eligible Person with respect to any payment required to be made under any Share Appreciation Rights granted under this Plan or, if applicable, any other amount or amounts that may be payable under this Plan shall constitute a general, unfunded, unsecured obligation, payable solely out of the general assets of the Company, and no term or provision in this Plan, nor any Award Agreement nor any election made pursuant to this Plan nor any action taken hereunder shall be construed to give any person any security, interest, lien or claim against any specific asset of the Company.  To the extent any person, including an Eligible Person, holds any Share Appreciation Rights granted under this Plan, such Share Appreciation Rights shall not vest in such person any right, title or interest in any assets of the Company except at such time or times and upon the terms and conditions expressly provided for herein and in the Award Agreement in respect of such Share Appreciation Rights.  Each Eligible Person, upon acquiring a vested interest in a Share Appreciation Payment pursuant to the terms of this Plan and the Award Agreement evidencing such Share Appreciation Rights and otherwise satisfying the requirements for payment of such Share Appreciation Payment pursuant to the terms of this Plan and such Award Agreement, shall have a valid and enforceable unsecured claim against the Company for payment of an amount equal to the Share Appreciation Payment under this Plan and the Award Agreement.

7.4	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Share Appreciation Rights or the Common Shares issuable thereunder or the tax consequences to an Eligible Person.  Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

7.5	Non Assignable

No Share Appreciation Right may be assigned or transferred by the Participant.

ARTICLE 8
SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

8.1	Suspension or Termination

The Board may at any time and from time to time suspend, in whole or in part, or terminate this Plan.  No Share Appreciation Rights will be granted during any period that this Plan is suspended or after this Plan has been terminated. The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Share Appreciation Rights have vested in full or have otherwise expired.  If this Plan is terminated, the provisions of this Plan and other rules and regulations adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as any Share Appreciation Rights or any rights pursuant thereto remain outstanding.

8.2	Amendment of Plan

(a)
Subject to Section 8.2(b), the Board will have the right at any time and from to time, to amend this Plan, or any Award Agreement, in any manner without the consent or approval of any Eligible Person (including Eligible Persons that have been granted Share Appreciation Rights and entered into an Award Agreement) or any shareholder of the Company.

(b)	Notwithstanding any provisions to the contrary, the Board may not, without approval by the Company’s shareholders, amend this Plan or any Share Appreciation Right to:

(i)
increase the maximum number of Common Shares issuable pursuant to Share Appreciation Rights granted under this Plan, either as a fixed number or a fixed percentage of the Company’s total issued and outstanding Common Shares;

(ii)
reduce the grant price of a Share Appreciation Right, or amend Section 5.1(a), to permit the Board to grant Share Appreciation Rights with a grant price less than 100% of the Market Price of one Common Share on the Grant Date of the Share Appreciation Right;

(iii)
extend the Expiry Date of any Share Appreciation Right granted to an Insider (except for an extension permitted in section 4.5 hereof) or amend this Plan to permit the grant of a Share Appreciation Right to an Insider with an Expiry Date of more than 10 years from the Grant Date;

(iv)	amend this Plan to increase any maximum limit of the number of Common Shares that may be:

(A)	issued to Insiders of the Company within any one year period, or

(B)	issuable to Insiders of the Company at any time;

which may be specified in this Plan, when combined with all of the Company’s other Share Compensation Arrangements, to be in excess of 10% of the outstanding Common Shares, respectively;

(v)	change any of the amending provisions of this Plan; or

(vi)	amend any other provision of this Plan for which shareholder approval is required in accordance with the Exchange Rules,

provided that such shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to this Plan and the making of provisions for the protection of the rights of Participants under this Plan in accordance with the Section 9.1, or for the amendment of such section.

(c)
In exercising its rights pursuant to this Article 8, the Board may not affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Share Appreciation Right previously granted to such Participant except: (a) with the consent of such Participant; (b) as permitted pursuant to Article 9; or (c) for the purposes of complying with the requirements of any regulatory authority to which the Company is subject, including the Exchanges.

(d)
The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Share Appreciation Rights have vested in full or have otherwise expired.  If this Plan is terminated, the provisions of this Plan and other rules and regulations adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as any Share Appreciation Rights or any rights pursuant thereto remain outstanding.

ARTICLE 9
ADJUSTMENTS

9.1	Adjustments

The Board may adjust from time to time, in its sole discretion, in a manner which it considers fair and reasonable, the Share Appreciation Rights granted to an Eligible Person under a Award Agreement and the basis on which the Share Appreciation Payment is determined under such Award Agreement to reflect any subdivisions, consolidations, conversions, exchanges or reclassifications of the Common Shares or any other capital reorganization of the Company, any issuances of additional Common Shares or securities convertible or exchangeable or otherwise carrying the right to acquire Common Shares to the holders of Common Shares by way of stock dividend or other distribution other than in the ordinary course, any dividends paid or other distributions made to the holders of Common Shares other than in the ordinary course, or any amalgamation, arrangement or other transaction involving the Company and another corporation resulting in a reclassification of the Common Shares or a change of the Common Shares into other shares or securities.  An adjustment made under this section by the Board of Directors will be conclusive and binding on the Company and the Eligible Person.

9.2	Change of Control

Subject to the provisions of this Plan and unless otherwise determined by the Board, in the event of:

(1)
an amalgamation, arrangement, merger, takeover bid, consolidation or other transaction as a result of which the Company is not the surviving or continuing corporation or entity (other than an amalgamation, arrangement, merger or consolidation with a wholly-owned Subsidiary, a reincorporation or other similar transaction of the Company in a different jurisdiction or any other transaction in which there is no substantial change in the Shareholders and the Share Appreciation Rights previously granted under this Plan are assumed or replaced by the successor or continuing corporation, which assumption or replacement shall be binding on all Participants);

(2)	a dissolution or liquidation of the Company;

(3)	the sale of all or substantially all of the assets of the Company;

(4)
a business combination (going private transaction), as contemplated by Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions or any replacement regulation or instrument; or

(5)
any other transaction or series of related transactions as a result of which the Company is not the surviving or continuing corporation or entity and which does not result in the Shareholders immediately prior to such transaction or series of related transactions holding 50% or more of the voting power of the surviving or continuing entity following such transaction or series of related transactions;

then, at the option of the Company (i) any or all outstanding Share Appreciation Rights may be assumed by the successor or continuing entity (if any) and such assumption shall be binding on all Participants or the successor or continuing entity may provide substantially similar consideration to Participants as was provided to Shareholders (after taking into account the existing provisions of the Share Appreciation Rights); (ii) in the case of a takeover bid, the Share Appreciation Rights shall vest; and (iii) in the case of a business combination (going private transaction), the Company may terminate all of the Share Appreciation Rights granted under this Plan at the time of and subject to the completion of such business combination (going private transaction) by giving at least ten (10) days prior written notice of such termination to each of the Participants and paying to each of the Participants at the time of completion of such business combination (going private transaction) an amount equal to the fair market value of the Share Appreciation Rights held by such Participant as determined by a recognized investment dealer in Canada which has not otherwise been retained by the Company or any other person in connection with such business combination (going private transaction). Otherwise, any outstanding Share Appreciation Rights will be treated as provided in the applicable agreement or plan with respect to such transaction. In the event that the successor or continuing entity (if any) refuses to assume or substitute any outstanding Share Appreciation Rights as provided herein, the Share Appreciation Rights will vest on a day determined by the Board in its sole discretion.

ARTICLE 10
EMPLOYMENT

This Plan shall not be interpreted as either an employment agreement or a trust agreement.  Nothing in this Plan nor any Award Agreement nor any election made pursuant to this Plan nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Company or any of its subsidiaries, or, except as expressly set out herein, confer on any Eligible Person any right to be granted any Share Appreciation Rights, or giving any Eligible Person, any dependent or relation as may be designated by an Eligible Person by testamentary instrument or otherwise, or any other person, the right to receive any benefits not specifically expressly provided in this Plan or any Award Agreement nor shall it interfere in any way with any other right of the Company or any subsidiary to terminate the employment or service of any Eligible Person at any time or to increase or decrease the compensation of any Eligible Person.  Participation in this Plan by a Participant will be voluntary.

ARTICLE 11
INTERPRETATION

Any questions arising as to the interpretation of this Plan or any Award Agreement (including any Schedules thereto) may be determined by the Board.  Absent manifest error, the Board’s interpretation of this Plan or any Award Agreement, and any determination or decision by the Board or any person to whom the Board may delegate duties and powers hereunder, pursuant to the powers vested in them, will be conclusive and binding on all parties concerned, including the Company, all Eligible Persons and legal representatives of any Eligible Person.  The Board may correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in such manner and to such extent as the Board may determine is necessary or advisable.  The Board may, as to all questions of accounting, rely conclusively upon any determinations made by the auditors or accountants of the Company.

Neither the Board nor any director, officer, employee or other representative of the Company, nor any third party service provider which may be retained from time to time by the Company in connection with the administration of this Plan or administrative functions under this Plan, nor any officer, employee, agent or other representative of any such service provider, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan and the Board and the directors, officers and employees and agents and other representatives of the Company and any such third party service provider (and any agents or nominees thereof) shall be entitled to indemnification by the Company in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by Applicable Laws.

ARTICLE 12
COMPLIANCE WITH INCOME TAX REQUIREMENTS

(a)
In taking any action hereunder, or in relation to any rights hereunder, the Company and each Eligible Person shall comply with all provisions and requirements of any income tax legislation or regulations of any jurisdiction which may be applicable to the Company or Eligible Person, as the case may be.

(b)
The Company and, if applicable, subsidiaries of the Company, may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any Share Appreciation Payment, or, if applicable, any other payment to be made under this Plan, or any other amount payable to an Eligible Person, a sufficient amount to cover withholding of any and all taxes and other source deductions or other amounts required to be withheld by any Canadian or foreign federal, provincial, state or local taxing authorities.

(c)
The Company may adopt and apply such rules and requirements and may take such other action as the Board may consider necessary, desirable or advisable to enable the Company and subsidiaries and, if applicable, any third party service provider (and their agents and nominees) and any Eligible Person (or his or her legal representative) to comply with all federal, provincial, foreign, state or local laws and obligations relating to the withholding of tax or other levies or compensation and pay or satisfy obligations relating to the withholding or other tax obligations in relation to Share Appreciation Rights, Share Appreciation Payments or, if applicable, any other payments contemplated under this Plan.

(d)
Each Eligible Person (or the Eligible Person’s legal representatives) shall bear any and all income or other tax imposed in respect of the Share Appreciation Rights under this Plan or on amounts paid or distributed to the Eligible Person (or the Eligible Person’s legal representatives) under any Share Appreciation Rights granted under this Plan or, if applicable, otherwise under this Plan.  Each Eligible Person (or the Eligible Person’s legal representatives) shall be responsible for reporting and paying all income and other taxes applicable to or payable in respect of Share Appreciation Rights granted to the Eligible Person.

(e)
Notwithstanding any other provision of this Plan or any Award Agreement or any election made pursuant to this Plan, the Company and any subsidiary of the Company not assume any responsibility for the income or other tax consequences for Eligible Persons in respect of this Plan or Share Appreciation Rights granted under this Plan or in respect of amounts paid or distributed to any Eligible Person (or the Eligible Person’s legal representatives) under any Share Appreciation Rights granted under this Plan or, if applicable, otherwise under this Plan.

(f)
If the Board of Directors or any director or executive officer of the Company so determines, the Company shall have the right to require, prior to making any payment under any Share Appreciation Rights granted under this Plan or, if applicable, otherwise under this Plan, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Company or any subsidiary of the Company, in order to satisfy the tax obligations in respect of any payment under any Share Appreciation Rights granted under this Plan or, if applicable, otherwise under this Plan.

(g)
If the Company or any subsidiary of the Company does not withhold from any payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Eligible Person (or the Eligible Person’s legal representatives) shall make reimbursement, on demand, in cash, of any amount paid by the Company or any subsidiary of the Company in satisfaction of any tax obligation.

(h)
The obligations of the Company to make any payment under any Share Appreciation Rights or, if applicable, otherwise under this Plan shall be subject to currency or other restrictions imposed by any government or under any Applicable Law.

(i)
In the event that the Company or its subsidiary is required to withhold, pay or provide for taxes as a result of the grant or vesting of Share Appreciation Rights or the issuance of Common Shares hereunder, the Participant shall, at the election of the Company in its sole discretion, and at the relevant time:

(i)
make a payment in immediately available funds to the Company or its subsidiary, as applicable, sufficient to cover all taxes payable in accordance with applicable law (“Required Taxes”), in an amount determined by the Company in its sole discretion;

(ii)
surrender to the Company or its subsidiary, as applicable, or authorize and direct the Company or its subsidiary, as applicable, (directly or indirectly through an agent or otherwise) to sell, a number of Common Shares sufficient to generate sale proceeds equal to the amount of such Required Taxes; or

(iii)	where the Company, in its sole discretion, has established alternative procedures for the payment of the Required Taxes the Participant shall comply with such procedures

SCHEDULE A

AWARD AGREEMENT
GRANTED UNDER THE SHARE APPRECIATION RIGHTS PLAN

THIS AGREEMENT is made as of the ___ day of ______________________, 20__

BETWEEN:

ATLATSA RESOURCES CORPORATION

(the “Company”)

AND:

________________________, of _______________________

__________________________________________________

(the “Participant”)

WHEREAS:

A.
The Company has adopted a Share Appreciation Rights Plan, as amended from time to time (the “Plan”) pursuant to which Eligible Persons may be granted Share Appreciation Rights to receive from the Company a payment of cash or an issue of Common Shares of the Company based on changes in the market price of the Common Shares; and

B.
The Board of Directors of the Company which administers the Plan, or any committee thereof to which authority under the Plan has been delegated (the “Board”), has determined to grant Share Appreciation Rights to the Participant under the Plan, subject to the terms and conditions of this Award Agreement;

IN CONSIDERATION of the mutual premises, promises, covenants and agreements herein contained, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.
Grant of Share Appreciation Rights.  The Company has granted to the Participant ________________ Share Appreciation Rights (the “Participant’s Share Appreciation Rights”) at a grant price of $____________ , which price is not less than the Market Price of one Common Share as at the date hereof, on the terms and conditions set out herein, pursuant to which the Participant has the right to receive from the Company a payment based on changes in the Market Price of the Common Shares in accordance with Section 5.1 of the Plan and subject to the terms and conditions therein and herein.

2.	Share Appreciation Rights Subject to Plan.

(a)	The Participant’s Share Appreciation Rights have been granted under, and are subject to the terms, conditions, restrictions and limitations set out in the Plan, and such terms, conditions, restrictions and limitations are incorporated by reference into this Award Agreement.  In the event of a conflict between the terms and conditions of this Award Agreement and the terms and conditions of the Plan, the terms and conditions of the Plan shall prevail.

(b)
The Participant acknowledges receipt from the Company of a copy of the Plan, as in effect on the date of this Award Agreement and irrevocably agrees to be bound by the terms and conditions set out in the Plan and all rules and procedures adopted under the Plan.  Capitalized terms used herein and not otherwise defined have the meaning set forth in the Plan.

(c)
The Participant acknowledges that the Plan may be suspended or terminated by the Board.  In addition, the Plan, and this Award Agreement, may be amended, including to accelerate the vesting of all or any portion of the Participant’s Share Appreciation Rights, waive any condition or right under, or amend any terms of, the Participant’s Share Appreciation Rights, prospectively or retrospectively, and impose on the Participant’s Share Appreciation Rights, or the vesting thereof, such additional terms and conditions, limitations and restrictions not inconsistent with the provisions of the Plan as the Board may determine, in each case without the approval of the Participant, provided, however, that, unless required by Applicable Laws, no such amendment may materially and adversely affect the rights of the Participant under the Participant’s Share Appreciation Rights or under this Award Agreement, to the extent it is still in force, without the consent of the Participant.

3.
Vesting.  Unless the Board determines otherwise, the Participant’s Share Appreciation Rights shall vest in accordance with the terms and conditions set out in Schedule A, which shall be deemed to be incorporated in, and form part of, this Award Agreement.

4.	Payment. The Share Appreciation Payment in respect of the Participant’s Share Appreciation Rights shall be made by the Company in accordance with Schedule A.

5.
Share Appreciation Rights Non-Assignable.  The Participant’s Share Appreciation Rights, and the rights or interest of the Participant thereunder, may not be assigned or transferred by the Participant, either voluntarily or involuntarily, and may not be subjected to any lien, directly or indirectly, by operation of law, or otherwise, including execution, levy, garnishment, attachment, pledge or bankruptcy and may vest only to the Eligible Person or, in the event of the death or incapacity of the Eligible Person (where the Eligible Person is incapable of managing the Eligible Person’s affairs), the Eligible Person’s legal representative.

6.	Expiry. Unless otherwise determined by the Board, the Participant’s Share Appreciation Rights shall terminate or expire and all rights hereunder shall cease and become null and void at the earlier of:

(a)	the time and on the date, if any, specified for termination or expiry of the Participant’s Share Appreciation Rights in Schedule A; and

(b)	the date of expiry pursuant to Section 4.3 of the Plan.

7.	Representations and Acknowledgements of the Participant. The Participant represents and warrants to the Company that:

(a)	the Participant is a director, officer, consultant or employee of the Company or its subsidiaries;

(b)	the Participant’s participation in the Plan is voluntary;

(c)	the Eligible Person has not been induced to enter into the Award Agreement by the expectation of employment or continued employment;

(d)	the Eligible Person is aware that the Share Appreciation Rights have not been registered or otherwise qualified under any applicable securities laws; and

(e)
if the Participant receives Common Shares pursuant to the vesting of a Share Appreciation Right, the Participant will, prior to and upon any sale or disposition of any Common Shares acquired pursuant to the vesting of the Share Appreciation Rights, comply with all applicable securities laws and all applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchanges, and will not offer, sell or deliver any of such Common Shares, directly or indirectly, in the United States or to any citizen or resident of, or any company, partnership or other entity created or organized in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with the securities laws of the United States.

In addition, the Participant acknowledges and agrees that the Participant will furnish to the Company all information and documentation or undertakings as may be required to permit compliance with Applicable Laws.  In addition, the Participant acknowledges, agrees and consents to information being disclosed or provided to others as contemplated in the Plan.

8.
Adjustment of the Participant’s Share Appreciation Rights.  This Agreement and the Share Appreciation Rights evidenced hereby and the rights of the Participant under the Participant’s Share Appreciation Rights, may be adjusted from time to time in the events and in accordance with the provisions of the Plan.  In addition, the rights and restrictions of the Participant under the Participant’s Share Appreciation Rights, including terms and conditions of, and restrictions upon, vesting of the Participant’s Share Appreciation Rights and restrictions or limitations (including risks of forfeiture and deferrals) on the Participant’s Share Appreciation Rights, will be subject to amendment, modification, adjustment or waiver in accordance with the provisions of the Plan.

9.
General.  This Agreement supersedes and replaces any agreement or arrangement, whether oral or written, in respect of the subject matter hereof.  Time is and shall remain of the essence in connection with this Award Agreement and the grant or vesting of the Participant’s Share Appreciation Rights.  Where the time for doing any act under the

Participant’s Share Appreciation Rights or this Award Agreement falls on a day other than a business day, the time for doing such act is extended to the next day which is a business day.  The parties shall promptly execute and deliver all such further documents, deeds, assurances or other instruments and do such further and other acts and things as may be reasonably requested by the other to carry out, confirm, record or comply with the intent and meaning hereof.

10.
Governing Law.  This Agreement shall be governed and construed in accordance with the laws of British Columbia and each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in connection herewith.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.

PARTICIPANT	ATLATSA RESOURCES CORPORATION

Signature
Per
Print Name		Name Title

Address

SCHEDULE A

VESTING AND EXPIRY OF SHARE APPRECIATION RIGHTS

1.	Vesting.

Unless the Board determines otherwise, the Participant’s Share Appreciation Rights granted hereby shall vest on or after, the date upon which the following condition is satisfied:

2.	Term and Expiry.

Unless otherwise determined by the Board, if the Participant’s Share Appreciation Rights granted hereby have not vested by December 31 of the third calendar year following the Grant Date, they will expire and cease to be of any force and effect and the Participant shall have no further right or entitlement thereunder.

3.	Payment Following Vesting.

The Share Appreciation Payment payable following vesting of any of the Participant’s Share Appreciation Rights in accordance with this Award Agreement, net of Applicable Tax Withholdings (except to the extent that the amount of any Applicable Tax Withholdings is otherwise being withheld from any other payment to the Participant (or his or her legal representatives), or otherwise being paid or reimbursed by the Eligible Person, in a manner acceptable to the Company), shall:1

☐	(a)	be paid in cash.
☐	(b)	be payable in Common Shares to be issued by the Company to the Participant.

______________________
1      Company to fill this in at the time of grant.

SCHEDULE D

BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES

The Board of the Company has adopted the following Board Mandate and Corporate Governance Guidelines (the “Mandate”) to govern and assist the Board in the exercise of its responsibilities.  The Board may modify or make exceptions to the Mandate from time to time in its discretion and consistent with the duties and responsibilities owed to the Company and its shareholders.  This Mandate has been prepared with the intention that the Board comply with corporate governance rules established by the applicable regulators and stock exchanges. This Mandate will be reviewed by the Board on an annual basis.

Capitalized terms used and not otherwise defined in this Mandate have the meaning ascribed thereto in the Corporate Governance Policies and Procedures Manual under the section titled “Definitions”.

1.	Director Responsibilities

(a)           Oversee Management of the Company.  The principal responsibility of the directors is the stewardship of the Company, the conduct of the Company’s business and the oversight and supervision of the management of the Company in the best interests of the Company and its shareholders. This responsibility requires that the directors attend to the following:

(i)	Management and Human Resources

The Board has a responsibility to:

(A)	appoint the CEO and plan for CEO succession, as required;

(B)	approve terms of reference for the CEO;

(C)	monitor, and at least annually, review the CEO’s performance against agreed upon objectives;

(D)	satisfy itself as to the integrity of the CEO and other Senior Officers;

(E)	ensure that the CEO and other Senior Officers create a culture of integrity throughout the Company;

(F)	approve acceptance of outside directorships by the CEO;

(G)	approve decisions relating to Senior Officers, including the:

a)	appointment and discharge of Senior Officers;

b)	compensation and benefits for Senior Officers; and

c)	employment contracts, termination and other special arrangements with Senior Officers;

(H)	implement succession planning programs, including programs to train and develop management;

(I)	approve certain matters relating to all employees; including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

c)	material changes to employee pension plans; and

(J)	provide advice and counsel to the CEO in the execution of the CEO’s duties.

(ii)	Strategy and Plans

The Board has the responsibility to:

(A)	approve the strategic planning process;

(B)	participate with management in the review and evaluation of the Company’s strategic plan;

(C)	approve, at least annually, the Company’s strategic plan, which will take into account, among other things, the opportunities and risks of the business;

(D)	approve annual capital and operating budgets, which support the Company’s ability to meet its strategic plan objectives;

(E)	approve the entering into, or withdrawal from, lines of business that are, or are likely to be, material to the Company;

(F)	approve material divestitures and acquisitions; and

(G)	monitor the Company’s progress towards its goals, and revise and alter its direction through management in light of changing circumstances.

(iii)	Financial and Risk Issues

The Board has the responsibility to:

(A)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(B)	identify the principal financial and non-financial risks of the Company`s business and implement appropriate systems and programs to manage such risks;

(C)	monitor operational and financial results;

(D)	approve annual and quarterly financial statements and approve release thereof by management;

(E)	approve any information circular or annual information form, and documents incorporated by reference therein;

(F)	declare dividends;

(G)
approve any financings, any changes in authorized capital, any issuance or repurchase of shares, any issuance of debt securities, any listing of shares or other securities, any issuance of commercial paper, and any related prospectuses or trust indentures; and

(H)	recommend appointment of external auditors and approve auditors’ fees.

(iv)	Policies and Procedures

The Board has the responsibility to:

(A)	direct management to operate at all times within applicable laws and regulations and to the highest ethical and moral standards;

(B)	develop, and continually update, corporate governance principles and guidelines; and

(C)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflicts of interest and the environment).

(v)	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(A)	adopt a communication policy for the Company, referring to the guidance set out in National Policy 51-201 ̶ Disclosure Standards, applicable U.S. securities laws and stock exchange rules;

(B)	oversee the implementation of effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(C)	oversee the implementation of measures for receiving feedback from stakeholders;

(D)	ensure that the financial performance of the Company is adequately reported to shareholders, other securityholders and regulators on a timely and regular basis;

(E)	ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

(F)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

(G)	report annually to shareholders on the Board’s stewardship for the preceding year.

(b)           Fiduciary Duty.  In addition to any specific statutory or regulatory duties, directors have a fiduciary duty to carry out their duties as a director honestly and in good faith, with a view to the best interests of the Company and with the care, diligence and skill of a reasonably prudent person.  In discharging their fiduciary duties of care, loyalty and candour, directors are expected to exercise their business judgment.  In discharging their duties, when appropriate, the directors may rely on the Company’s Senior Officers, other Employees, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant.

(c)           Understand the Company and its Business.  With the assistance of the Company, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects. Directors will strive to perform his or her duties in keeping with current and emerging governance practices for directors of publicly traded companies and the policies of the Company.

(d)           Establish Effective Systems.  Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company.  Directors should also require periodic reviews to be undertaken of the integrity of the Company’s internal controls and management information systems.

(e)           Protect Confidentiality and Proprietary Information.  Directors are responsible for establishing policies that are intended to protect the Company’s confidential and proprietary information and ensure that it is not disclosed to outside parties not authorized by the Board until it is generally disclosed.  Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality and integrity of Board discussions.

(f)           Indemnification.  Directors are entitled to Company-provided indemnification to the extent permitted under the Company’s articles and corporate statutes and, where the directors so resolve and can obtain it, directors’ and officers’ liability insurance.

2.	Director Qualification Standards

(a)           Independence and Other Standards.  The Board will ensure it has at all times (i) at least three independent directors and (ii) at least a majority of independent directors taking into account, if applicable, that the Company is a controlled company.  The Board will, from time to time, establish standards of independence that conform to applicable regulations and stock exchange requirements.  In addition, to be independent, a director must not otherwise have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board’s judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.  The determination of whether a material relationship exists will be made by the other members of the Board who are independent.  The Board will also endeavour to have meaningful representation on the Board by HDPs and women.

(b)           Size and Skills of Board.  The Board believes a board of 6 to 12 directors is an appropriate size given the Company’s present circumstances, but a smaller or larger Board may be appropriate at any given time depending on circumstances and changes in the Company’s business.  In determining the appropriate size and composition of the Board, the Board will, consider the Company’s present circumstances as well as the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director

(c)           Other Directorships.  The Board does not believe that its members should be prohibited or even discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness for the Company.  However, the Nominating and Governance Committee should take into account the nature of and time involved in a director’s service on other boards, as well as potential conflicts of interest in evaluating the suitability of individual directors and in making its recommendations.  Service on boards or committees of other organizations is conditional on compliance with the Company’s conflict of interest policies.

(d)           Tenure.  The Company acknowledges that term limits of Board members could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management.  As an alternative to term limits, the Nominating and Governance Committee will review each director’s continuation on the Board annually.  This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Nominating and Governance Committee, the Board makes a determination in that regard.

(e)           Separation of the Offices of Chairman and CEO.  The Board will select a Chairman of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection.  The Board believes the offices of Chairman of the Board and CEO should be separate. Where there is an Executive Chairman of the Board, a Lead Independent Director shall be appointed.

(f)           Selection of New Director Candidates.  Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Nominating and Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board.  Any Board member or shareholder of the Company also may propose

one or more person to be a director nominee, including a position to be filled by increasing the number of directors.   The Nominating and Governance Committee will evaluate proposed nominees and may, in its discretion, conduct personal interviews.  If the Nominating and Governance Committee deems it appropriate, the Nominating and Governance Committee may then propose a person or persons which it believes would fulfill Board criteria for membership. The Nominating and Governance Committee’s recommendations will be considered by the plenary board but the recommendations are not binding upon it. See Nominating and Governance Committee Charter for more details.

(g)           Majority Vote Policy.  If the votes “for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withhold”, the nominee is expected to submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation.  The Board’s decision to accept or reject the resignation will be disclosed to shareholders.  The nominee will not participate in any Nominating and Governance Committee deliberations on whether to accept or reject the resignation.  This Policy does not apply in circumstances involving contested director elections.

3.	Board Meetings

(a)           Selection of Agenda Items.  The Chairman of the Board, or the Lead Independent Director, if the Chairman is not independent, shall propose an agenda for each Board meeting.  Each Board member is free to request the inclusion of other agenda items and is generally free to raise, at any Board meeting, subjects that are not on the agenda for that meeting, although voting on matters so raised may be deferred to another meeting to permit proper preparation for a vote on an unscheduled matter (emergencies excepted).

(b)           Frequency and Length of Meetings.  The Chairman of the Board, or the Lead Independent Director if the Chairman is not independent, in consultation with the members of the Board, will normally determine the frequency (at least once per quarter) and length of Board meetings; however, the ultimate power in this regard rests with the plenary Board.  Special meetings may be called from time to time as required to address the needs of the Company’s business.

(c)           Advance Distribution of Materials.  Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting (with a goal of 7 calendar days) and directors should review these materials in advance of the meeting.  The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

(d)           In-camera Sessions of Independent Directors. Independent directors shall hold an in-camera meeting of independent directors at the end of each regularly scheduled Board meeting and in any event, not less than once per quarter.  In addition an in-camera meeting of independent directors may be held at any time for the purpose of considering any extraordinary matters, if requested by the Lead Independent Director or any other independent director, upon sufficient notice, as set forth herein with respect to any Board meeting.

If the Lead Independent Director, or in the absence of the Lead Independent Director, any independent directors request that the independent directors have the opportunity to conduct an in-camera meeting of independent directors before the Board considers or approves any particular matter, the Board will refrain from taking any actions or approving such matters until the independent directors have had the opportunity to conduct a meeting.

The Lead Independent Director, or, in the absence of the Lead Independent Director, any independent director appointed by the independent directors present to act as Lead Independent Director, shall determine who will remain present for an in-camera meeting of independent directors.  At the discretion of the Lead Independent Director, or in the absence of the Lead Independent Director, the independent directors present, any other persons, including one or more members of management or the Company’s advisors, may be invited to attend all or a portion of an in-camera meeting of independent directors, for the purpose of providing information or advice, as applicable, to the independent directors.

In-camera meetings of independent directors may be attended in person or by telephone or video-conference.

At the beginning of an in-camera meeting of independent directors, the Lead Independent Director, or in the absence of the Lead Independent Director, any independent director appointed by the independent directors present, shall advise the independent directors present of the agenda for discussion at the meeting and invite the other independent directors present to propose any other matters for discussion.

Unless otherwise authorized by a resolution of the Board, no resolutions may be passed at an in-camera meeting of independent directors meeting that bind the Company.  If any matter requires approval by resolution, the recommendation of the independent directors will be referred to the Board for consideration and approval by resolution.

Minutes of all in-camera meetings of independent directors will be maintained, and if considered appropriate by the Lead Independent Director, may be recorded separately from the minutes of any related Board meeting and distributed only to those independent directors in attendance.

(e)           Director Attendance.  Directors are expected to attend, in person or via tele- or video-conference, all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Directors must devote the time and effort needed, and meet as frequently as necessary, to properly discharge their responsibilities. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair, the CEO, or the Corporate Secretary for a briefing on the substantive elements of the meeting. Directors who miss more than 30% of the Board meetings or Committee meetings for which they are expected to attend, may be requested to resign or may not be nominated for re-election at the next annual general meeting of shareholders, each in the discretion of the Nominating and Governance Committee.  Directors may fill any resulting vacancy as provided in the articles of the Company.

The Audit and Risk Committee Chairman must attend each annual general meeting of the Company.  The Chairman of the Sustainable Development, Environmental, Health and Safety Committee, the Chairman of the Compensation Committee and the Chairman of the Nominating and Governance Committee together with all other directors of the Company are encouraged to attend each annual general meeting of the Company.

4.	Board Committees

(a)           Key Committees.  The Board will at all times have an Audit and Risk Committee, a Compensation Committee, a Sustainable Development, Environmental, Health and Safety Committee and a Nominating and Governance Committee.  The Board may, from time to time, establish or maintain additional committees or subcommittees as it deems necessary.  The Board may delegate any of its powers to committees of the Board, except that it may not delegate the powers to fill Board vacancies, change the membership or fill vacancies in a committee of the Board, or remove or appoint officers who are appointed by the Board.

(b)           Assignment of Committee Members.  The Nominating and Governance Committee will be responsible for recommending to the Board the persons to be appointed to each committee of the Board.  All members of the Audit and Risk Committee,  the Compensation Committee and the Nominating and Governance Committee must be “independent directors” in accordance with the independent director standards established by the Board from time to time, and in accordance with applicable laws and stock exchange rules.

(c)           Committee Charters.  Each committee will have a charter that has been approved by the Board and signed by the committee Chairman.  The committee charters will set forth the purposes, goals and responsibilities of the committees, and will be included in this Governance Manual.  The Board will, from time to time as it deems appropriate but at least annually, review and reassess the adequacy of each charter and make appropriate changes.  Each charter must address those matters required by applicable laws and stock exchange rules.

(d)           Selection of Agenda Items.  Each committee Chairman together with the Corporate Secretary and in consultation with the other committee members will develop the committee’s agenda.

(e)           Frequency of Committee Meetings.  The Chairman of each committee, in consultation with the other committee members, will determine the frequency of the committee meetings consistent with any requirements set forth in the committee’s charter.  Special meetings may be called by any member from time to time as required to address the needs of the Company’s business and fulfill the responsibilities of the committees.

5.	Director’s Access to Management and Independent Advisors

(a)           Access to Senior Officers and Employees.  All directors shall have at all reasonable times and on reasonable notice, full and free access to Senior Officers and Employees of the Company. Any meetings or contacts that a director wishes to initiate should normally be arranged though the CEO or the Corporate Secretary.  The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.  The directors are normally expected to provide a copy or otherwise inform the CEO or Corporate Secretary of any communication between a director and a Senior Officer or Employee of the Company.

(b)           Access to Independent Advisors.  The Board and each committee shall have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, with reasonable notice to the CEO.  Such independent advisors may be the regular advisors to the Company.  The Board or any such committee is empowered, without further action by the Company, to cause the Company to pay the appropriate compensation of such advisors as established by the Board or any such committee.

6.	Director Compensation and Stock Ownership

(a)           Role of Board and Compensation Committee.  The form and amount of director compensation will be recommended by the Compensation Committee and approved by the Board in accordance with the general principles set forth herein and in the Compensation Committee Charter.  The Compensation Committee will also conduct an annual review of the compensation of the Company’s directors and make recommendations to the Board.

(b)           Form of Compensation.  The Board believes that directors should be provided with incentives to focus on long-term shareholder value.  The Board believes that including equity based incentive compensation as part of director compensation helps align the interest of directors with those of the Company’s shareholders.

(c)           Amount of Compensation.  The Company seeks to attract exceptional talent to its Board.  Therefore, the Company’s policy is to compensate directors competitively relative to comparable companies.  The Company’s management will, from time to time, present a report to the Compensation Committee comparing the Company’s director compensation with that of comparable companies.  The Board believes that it is appropriate for the Chairman of the Board, the Lead Independent Director, if applicable, and the independent director chairmen of committees to receive additional compensation for their additional duties in these positions.

(d)           Compensation for Director Service by Company Employee While Serving on Other Boards of Directors.  When any Employee of the Company serves as a director of another company at the request of the Company or as a representative of the Company, that Employee may not accept compensation from that other company for such service.  If any such compensation is nonetheless received, it shall be received on behalf of and paid over to the Company.

(e)           Director Stock Ownership.  The Board believes that each director should acquire and hold shares of Company stock in an amount that is meaningful to shareholders and appropriate to each such director. Therefore, the Board, in consultation with each director, may establish a target for stock ownership by each director and a time period during which this target is to be met, which the Board will periodically review to take into account market circumstances.

7.	Director Orientation and Continuing Education

(a)           Director Orientation.  The Company’s Senior Officers will conduct orientation programs for new directors as soon as possible after their appointment as directors.  The orientation programs will include presentations by management to familiarize new directors with the Company’s projects, its strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Governance Manual including its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties, and visits to Company headquarters and, to the extent practical, the Company’s significant facilities.

(b)           Continuing Education.  To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Board will provide the directors with opportunities to undertake continuing director education, the cost of which will be borne by the Company.

8.	Management Evaluation and Succession and Executive Compensation

(a)           Selection of CEO.  The Board selects the Company’s CEO in the manner that it determines to be in the best interests of the Company.  The Board, together with the CEO, will develop a clear position description for the CEO.

On the recommendation of the Compensation Committee, the Board will approve corporate goals and objectives that the CEO is responsible for meeting.

(b)           Evaluation of Senior Management.  The Compensation Committee will be responsible for overseeing the evaluation of the performance of the CEO and other Senior Officers and for satisfying itself as to the integrity of the CEO and other Senior Officers and ensuring that the CEO and other Senior Officers create a culture of integrity throughout the Company.  The Compensation Committee will determine the nature and frequency of the evaluation supervise the conduct of the evaluation and prepare an assessment of the performance of the CEO, to be discussed with the Board.  The Board will review the assessment to ensure that the CEO is providing the best leadership for the Company over the long and short-term.  The Compensation Committee will also discuss with the Board the recommendations of the CEO with regards to the compensation of the other senior management.

(c)           Succession of Senior Officers.  The Compensation Committee will be responsible for overseeing an annual evaluation of executive management succession planning.

(d)           Expectations of Senior Officers.  The Board will establish, and review on an annual basis, its expectations for Senior Officers generally. The CEO shall be expected to communicate such expectations to Senior Officers.

(e)           Executive Compensation.  Compensation of the CEO must be determined, or recommended to the Board for determination, by the Compensation Committee.  The CEO must not be present during voting or deliberations.  Compensation for all other members of senior management must be determined, or recommended to the Board for determination, by the Compensation Committee.

9.	Code of Business Conduct and Ethics

The Board, on the recommendation of the Nominating and Governance Committee, will adopt and maintain a written Ethics and Business Conduct Policy (the “Code”) which will apply to the Company’s directors, officers and Employees.  The Code will meet the definition of a “code of ethics” under Item 406 of  Regulation S-K under the Exchange Act and be a code of business conduct and ethics pursuant to National Policy 58-201 – Corporate Governance Guidelines, NYSE MKT Rule 303A.10 and other applicable laws, regulations and stock exchange rules.

The Code should be applicable to directors, officers and Employees and will promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.  The Code constitutes written standards that are reasonably designed to deter wrongdoing and address the following issues:

(a)	conflicts of interest;

(b)	protection and proper use of corporate assets and opportunities;

(c)	confidentiality of corporate information;

(d)	fair dealing with securityholders, customers, suppliers, competitors and employees;

(e)	compliance with applicable laws, rules and regulations; and

(f)	reporting of any illegal or unethical behaviour.

The Board has responsibility to:

(i)	monitor compliance with the Code;

(ii)	approve any waivers from the Code that are granted for the benefit of directors or Senior Officers; and

(iii)	to the extent feasible, satisfy itself as to the integrity of the CEO and other Senior Officers and that the CEO and other Senior Officers create a culture of integrity throughout the Company.

10.	Policy of Zero Harm

The Board endorses the Company’s policy and philosophy of zero harm to people, property and the environment. In the event of a fatality at or relating to any of the Company’s operations, the Corporate Spokespersons shall inform the Company’s directors as soon as possible following the event regarding the circumstances of the fatality and shall make available to the Company’s directors all information, reports and investigations regarding the fatality.  The Company will designate personnel to attend any memorial or funeral service on behalf of the Company and directors are encouraged to attend if possible.

Worker fatalities will be recognized by the Company on an annual basis at appropriate times and with appropriate services as determined by the Company.  The Company strives to conduct its operations on a fatality and harm-free basis.

11.	Annual Performance Evaluation of the Board

The Nominating and Governance Committee will oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively.  The Nominating and Governance Committee will determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance.  This evaluation will be discussed by the Board.

12.	Board Interaction with Shareholders, Institutional Investors, the Press, Customers, etc.

The Board believes that the CEO and his or her designees should normally speak for the Company.  Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company.  It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances, only at the request of the CEO.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate.  Absent unusual circumstances, the Chairman of the Board will monitor communications from shareholders and other interested parties, and will provide copies or summaries of such communications to the other directors as he or she considers appropriate.

13.	Periodic Review of the Governance Manual

The Board will, from time to time and at least annually, with or without recommendations of the Nominating and Governance Committee, review and reassess the adequacy of the Governance Manual and recommend any proposed changes for approval.

The Company will ensure that a current version of the Governance Manual, inclusive of its index, is posted on the Company’s website.

SCHEDULE E

AUDIT AND RISK COMMITTEE CHARTER

1.	Purpose:

The Audit and Risk Committee (“Audit Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Audit Committee as set forth in this Charter or required by applicable law.  The Audit Committee also shall assist the Board in carrying out its responsibilities relating to the oversight of the Company’s financial, accounting and reporting processes, the integrity of the Company’s financial statements, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.  If required by any applicable legal, regulatory or stock exchange requirement, the Audit Committee will prepare required reports or other disclosure to the shareholders or others concerning the scope of the Committee’s duties and responsibilities.  In furtherance of this purpose, the Audit Committee shall have the following responsibilities and authority:

(a)           Introduction.  The responsibilities outlined herein shall be the common recurring duties of the Audit Committee in carrying out its purposes outlined in Section 1 of this Charter.  The Audit Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time.

The Audit Committee, in discharging its duties, is empowered to study or investigate any matter of interest or concern which the Audit Committee in its sole discretion deems appropriate for study or investigation by the Audit Committee.

The Audit Committee shall be given full access to the Company’s Board, Senior Officers, managers, Employees, the Company’s independent auditor (the “Independent Auditor”) and counsel as necessary to carry out these duties.  While acting within the scope of its stated purpose, the Audit Committee shall have all the authority of the Board.  The Audit Committee shall consult with management but shall not delegate these responsibilities

(b)           Authority Regarding Independent Auditor

(i)
The Audit Committee shall have the sole authority to appoint or replace the Independent Auditor subject, if applicable, to shareholder ratification as required by the Company’s founding documents or applicable laws, regulations or stock exchange requirements.

(ii)
The Audit Committee shall be directly responsible for determining the compensation and overseeing of the work of the Independent Auditor (including resolution of disagreements between management and the Independent Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report, performing other audit, review or attest services or other related work.

(iii)	The Independent Auditor shall report directly to the Audit Committee.

(iv)
The Audit Committee shall approve in advance all audit and non-audit services (including the fees and terms thereof) to be performed by the Independent Auditor, provided that the Audit Committee Chairman may approve services to be performed by the Independent Auditor between Audit Committee meetings if the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the Independent Auditor during the fiscal year in which such services are provided and the Company did not recognize the services as non-audit services at the time of the engagement, provided that any such services shall be promptly reported to and subsequently approved by the Audit Committee at the next meeting thereof, and at least prior to the completion of the audit.  The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the Independent Auditor, to any advisors employed by the Audit Committee and for administrative expenses of the Audit Committee.  In considering approval of permitted non-audit services, the Audit Committee shall consider whether the providing of such services will affect the independence of the Independent Auditor.  The Audit Committee shall also consider any other factors relevant to appointment of the Independent Auditor to perform permitted non-audit services, and establish any principles to be applied in making the determination.

(v)	The Audit Committee shall have the authority to communicate directly with internal and external auditors.

(c)           Financial Statement and Disclosure Matters.  The Audit Committee shall:

(i)
Review and discuss with management and the Independent Auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to their filing or public disclosure of the audited financial statements or management’s discussion and analysis or information derived therefrom.

(ii)
Review and discuss with management the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and the results of any Independent Auditor review of the quarterly financial statements prior to the filing or public disclosure of its quarterly financial statements or management’s discussion and analysis or public disclosure of information derived therefrom.

(iii)
Discuss with management and the Independent Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)	Annually, and before publication of the annual financial statements, review and discuss a report from the Independent Auditor on:

(A)	All critical accounting policies and practices to be used.

(B)
All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Independent Auditor.

(C)
Other material written communications between the Independent Auditor and management, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or international financial reporting standards (“IFRS”) methods on the Company’s financial statements.

(v)
Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-IFRS information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

(vi)	Discuss with management and the Independent Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(vii)	Discuss with the Independent Auditor the matters required to be discussed by the Statement on Auditing Standards No. 61 relating to the conduct of the audit. In particular, to discuss:

(A)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Independent Auditor, internal auditor or management.

(B)	Any management letter provided or proposed to be provided by the Independent Auditor and the Company’s response to that letter.

(C)
Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(viii)
Review disclosures made to the Audit Committee by the Company’s CEO and CFO during their certification process for the annual report about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(ix)
Review the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

(x)
Discuss with management (including persons responsible for the internal audit function) and the Independent Auditor any matters that the Audit Committee or such aforementioned persons or firms believe warrant Audit Committee attention.

(xi)
Receive periodic reports from management, internal audit and the Independent Auditors to assess the impact on the Company of significant accounting or financial developments that may have a bearing on the Company.

(d)           Oversight of the Company’s Relationship with the Independent Auditor.  The Audit Committee will:

(i)	Review and evaluate the experience and qualifications of the senior members of the Independent Auditor team.

(ii)	Obtain and review a written report from the Independent Auditor at least annually regarding:

(A)	the Independent Auditor’s internal quality-control procedures;

(B)
any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)
all relationships between the Independent Auditor and the Company (including a description of each category of services provided by the Independent Auditors to the Company and a list of fees billed for each such category); and

(D)	any steps taken to deal with any such issues.

(iii)
Evaluate the qualifications, performance and independence of the Independent Auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, and taking into account the opinions of management and the internal auditor.

(iv)	Present its conclusions with respect to the Independent Auditor and its report to the Board.

(v)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(vi)	Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm itself on a regular basis.

(vii)
Review and approve the Company’s hiring policies regarding partners, employees or former partners or former employees of the Independent Auditor, or a former independent auditor of the Company, who were engaged on the Company’s account or participated in any capacity in the audit of the Company and review such policies on a regular basis.

(viii)
Meet with the Independent Auditor prior to the audit to discuss the planning and staffing of the audit and laws and to confirm that the audit compensation is consistent with applicable securities laws and related rules.

(ix)	Confirm that the Independent Auditor is registered and in good standing with the Accounting Board of the jurisdiction in which the Independent Auditor is registered.

(e)           Compliance Oversight Responsibilities.  The Audit Committee will:

(i)	Obtain from the Independent Auditor assurance that Section 10A(b) of the Exchange Act has not been implicated.

(ii)
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, and other matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters.

(iii)
Discuss with management and the Independent Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

(iv)	Discuss with the Company’s legal counsel legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(v)
At least annually and prior to the filing of the Annual Information Form or Annual Report, review with management the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls as required by applicable law.

(vi)	Exercise oversight with respect to anti-fraud programs and controls.

(vii)
Establish procedures for the receipt, retention and treatment of reports of evidence of a material violation made by attorneys appearing and practicing before the SEC in the representation of the Company or any of its subsidiaries, or reports made by the Company’s CEO in relation thereto.

(viii)	Review the Ethics and Business Conduct Policy of the Company.

(f)           Internal Audit.

(i)	The Audit Committee shall have the sole authority to appoint or replace the internal auditor.

(ii)	The internal auditor shall report directly to the Audit Committee, provided however that for functional and administrative purposes the internal auditor shall report to the CEO.

(iii)	The Audit Committee shall be directly responsible for the compensation and oversight of the work of the internal auditor, including approval of the annual budget of the internal audit department.

(iv)	At least annually, the Audit Committee shall review the duties and the qualifications, performance and independence of the internal auditor, and approve the internal audit work plan.

(v)
The Audit Committee shall receive regular reports from the internal auditor on the fulfilment of the internal auditor responsibilities.  The Audit Committee may also request that the internal auditor provide such additional information and advice as the Audit Committee may request.

(vi)	The Audit Committee shall review the adequacy and the effectiveness of the Company’s accounting and internal control policies and procedures on a regular basis.

(g)           Related Party Transactions.

(i)
The Audit Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate (including all transactions required to be disclosed by Item 404(a) of Regulation S-K under the Exchange Act and any other applicable securities laws), and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued.  The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

As used herein the term “related party” means any officer or director of the Company or their immediate families or any subsidiary, any company controlled by any such officer or director, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

(h)           Risk Management.

(i)	Audit Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

(ii)
The Audit Committee shall oversee the Company’s risk assessment and risk management policies, and shall periodically receive a report from management outlining the principal risks faced by the Company and the policies and practices adopted by the Company to mitigate those risks.

(iii)	The Audit Committee shall oversee the Company’s insurance program and make recommendations to the Board regarding insurance programs and approving both long and short term insurance coverage levels, in addition the Audit Committee shall periodically review directors and officer’s third party liability insurance coverage.

(iv)	The Audit Committee shall oversee information technology governance and information technology risks as it relates to financial reporting.

(i)           Whistleblower Reports.

(i)
Upon receipt of a report or complaint in accordance with the Company’s Corporate Watch and Whistleblower Protection Policy, the Audit Committee shall determine if the report or complaint relates to an accounting, internal accounting control or audit matter.  If so, the Audit Committee will commence and manage an investigation into such report.  At the election of the Audit Committee Chairman the investigation may be conducted by Company personnel or by outside counsel, accountants or other persons employed by the Audit Committee.

(ii)
If any unlawful or other questionable conduct is discovered, the Audit Committee will take appropriate remedial action under the circumstances to achieve compliance with the applicable law, regulation or policy or to otherwise remedy the unlawful or questionable conduct.

(iii)	The Audit Committee will maintain all records relating to any investigations and subsequent remedial actions for a period of at least four years.

(iv)	If the report or complaint does not relate to accounting, internal accounting controls or audit matters the Audit Committee Chairman should refer the matter to the Nominating and Governance Committee.

(j)           Other.

(i)	The Audit Committee shall review and make recommendations to the Board regarding the appointment of the CFO.

2.	Structure and Membership

(a)           Number.  The Audit Committee shall consist of three directors unless the Board should from time to time otherwise determine, subject to applicable law and stock exchange rules.

(b)           Independence.  All of the members of the Audit Committee shall be “independent” as required for audit committees by National Instrument 52-110 – Audit Committees (“NI 52-110”), the rules of the TSX or TSX-V, as applicable, the rules of the NYSE MKT and Rule 10A-3 under the Exchange Act.  In addition, Audit Committee members must not (i) have been involved in the day to day management of the company for the past financial year; (ii) be a full-time employee of the Company for the past three financial years; (iii) be a material supplier or customer of the Company such that a reasonable and informed third party would conclude in the circumstances that the integrity, impartiality or objectivity of that director is compromised by that relationship; (iv) have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years and (v) be related to any person who falls within the above criteria.

(c)           Financial Literacy. All members of the Audit Committee shall meet the experience and financial literacy requirements of NI 52-110 and the rules of the TSX or TSX-V, as applicable, and the NYSE MKT.  At least one member of the Committee shall be a “financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act.

(d)           Selection and Removal.  Members of the Audit Committee shall be appointed by the Board, upon the recommendation of the Nominating and Governance Committee.  In considering directors to be appointed to the Audit Committee, the Board and Nominating and Governance Committee should consider, in addition to the independence of the directors, each director’s knowledge, interests, experience and dedication, existing demands on his or her time and desire or willingness to devote a substantial commitment of time and energy to the responsibility of service on the Audit Committee.  The Board may remove members of the Audit Committee at any time with or without cause.

(e)           Chair.  Unless the Board elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

(f)           Compensation.  The compensation of the Audit Committee shall be as determined by the Board.

(g)           Term.  Members of the Audit Committee shall be appointed for one-year terms.  Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Audit Committee.

3.	Procedures and Administration

(a)           Meetings.  The Audit Committee must hold such number of meetings as is required in order to discharge all its duties as set out in this Charter, subject to a minimum of four meetings per financial year.  The Audit Committee shall keep minutes of its meetings and any other records as it deems appropriate.  A quorum for meetings shall be a majority of the members of the Audit Committee.

(b)           Subcommittees.  The Audit Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c)           Reports to the Board.  The Audit Committee shall report (orally or otherwise) regularly to the Board following meetings of the Audit Committee with respect to such matters as are relevant to the Audit Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d)           Charter.  The Audit Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e)           Independent Advisors.  The Audit Committee shall have the authority to engage such independent legal counsel and other advisors as it deems necessary or appropriate to carry out its responsibilities.  Such independent advisors may be regular advisors to the Company.  The Audit Committee is empowered, without further action by the Board, to set, and to cause the Company, to pay appropriate compensation to advisors engaged by the Audit Committee.

(f)           Investigations.  The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request that any Senior Officer or other person meet with the Audit Committee and access all Company records.

(g)           Annual Self-Evaluation.  The Audit Committee shall evaluate its own performance at least annually and report its findings to the Board.

4.	Additional Powers

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

The Audit Committee shall have such other duties as may be delegated from time to time by the Board.

5.	Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Document 2

ATLATSA RESOURCES CORPORATION
(formerly Anooraq Resources Corporation)

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") in the capital of Atlatsa Resources Corporation (formerly Anooraq Resources Corporation) ("Atlatsa" or the "Company") will be held at 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa on June 27, 2014 at 4:15 p.m. (Central African Time) (7:15 a.m. Pacific Time), with a simulcast live by video conference to Atlatsa's registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia.

The following business of the Company will be dealt with at the Meeting:

(i)	to receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2013, together with the auditor's report thereon;

(ii)	to set the number of directors of the Company at ten (10);

(iii)	to elect the directors for the ensuing year;

(iv)	to appoint KPMG Inc. as the independent auditor of the Company for the ensuing year and to authorize the directors to fix the independent auditor's remuneration; and

(v)	to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

The following special business of the Company will also be dealt with at the Meeting:

(i)	approval of the secondary listing of the Company on the Johannesburg Stock Exchange;

(ii)	cancellation of current stock option plan and adoption of a new share option plan to comply with the TSX rules;

(iii)	adoption of a new share appreciation rights plan; and

(iv)	adoption of a new conditional share unit plan.

The audited annual financial statements of the Company for the fiscal year ended December 31, 2013, the Company's annual report filed on Form 20-F for the year ended December 31, 2013 and the Company's management discussion and analysis for the year ended December 31, 2013 are available on the System for Electronic Data Analysis and Retrieval at www.sedar.com.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 21, 2014 (the "Record Date"). Registered Shareholders of Atlatsa as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders, other than South African Shareholders

A Registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders, other than South African Shareholders, who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the "Proxy") for use at the Meeting or any adjournment thereof. To be effective, the enclosed Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 10:15 a.m. (Eastern Time) (7:15 a.m. Pacific Time) on June 25, 2014 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting or may be deposited with the Chair of the Meeting prior to the commencement thereof.

Beneficial Shareholders (being Shareholders who beneficially own and hold Common Shares through a broker or other intermediary and who do not hold Common Shares in their own name) should refer to the accompanying management information circular of the Company for voting information.

South African Shareholders

South African Shareholders holding Common Share certificates in their own names and South African Shareholders who have dematerialised their Common Shares and have elected "own-name" registration in the sub-register through a Central Securities Depositary Participant ("CSDP"), may attend the Meeting in person or, ifthey are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (the "South African Proxy"), to the offices of the Company's transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 4:15 p.m. (Central African Time) on June 25, 2014 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the cities of Vancouver, British Columbia and Johannesburg, South Africa) before the commencement of the adjourned Meeting or may be deposited with the Chair of the Meeting prior to the commencement thereof.

South African Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected "own-name" registration in the sub-register maintained by a CSDP and South African Shareholders who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the Meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the South African Proxy and appoints a proxy to vote at the Meeting.

If you are in any doubt as to the action you should take, please consult your broker or other intermediary through whom your Common Shares are held, CSDP, banker, accountant, attorney or other professional adviser immediately.

DATED at Vancouver, British Columbia this 21st day of May, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Harold Motaung"
Chief Executive Officer

Document 3

ATLATSA RESOURCES CORPORATION

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on June 27, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every registered holder has the right to appoint some other person or company of their choice, who need not be a registered holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the registered holder.
5. **The securities represented by this proxy will be voted as directed by the registered holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the registered holder, on any ballot that may be called for and, if the registered holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 7:15 AM, Pacific Time (4:15 PM Central African Time) on June 25, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

02MY14156_0122IB

Appointment of Proxyholder

I/We, being registered holder(s) of Atlatsa Resources Corporation hereby appoint: Harold Motaung, or failing him, Tumelo Motsisi,

OR

Print the name of the person you are appointing if this person is someone other than the foregoing persons.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Atlatsa Resources Corporation to be held on the 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa, with a simulcast live by video conference to Atlatsa Resources Corporation's registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, on June 27, 2014 at 7:15 AM Pacific Time (4:15 PM Central African Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at (ten) 10.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Andile Mabizela	☐	☐	02. Anu Dhir	☐	☐	03. Bongiwe Ntuli	☐	☐
04. Colin Wayne Clarke	☐	☐	05. Fikile Tebogo De Buck	☐	☐	06. Harold Motaung	☐	☐
07. Joel Martin Kesler	☐	☐	08. Ralph Havenstein	☐	☐	09. Rizelle Sampson	☐	☐
10. Tumelo Motsisi	☐	☐						

	For	Withhold
3. Appointment of Auditors Appointment of KPMG Inc. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Amendment of JSE Listing Status To approve the amendment of the listing status of Atlatsa Resources Corporation on the JSE from a primary listing to a secondary listing, as more particularly set out in the accompanying Management Information Circular.	☐	☐
5. Approval of New Share Option Plan To approve the adoption of the New Share Option Plan by Atlatsa Resources Corporation, as more particularly set out in the accompanying Management Information Circular.	☐	☐
6. Approval of Conditional Share Unit Plan To approve the adoption of the Conditional Share Unit Plan by Atlatsa Resources Corporation, as more particularly set out in the accompanying Management Information Circular.	☐	☐
7. Approval of Share Appreciation Rights Plan To approve the adoption of the Share Appreciation Rights Plan by Atlatsa Resources Corporation, as more particularly set out in the accompanying Management Information Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

ARQQ 050029 AR1

02MY14156_0122JD

Document 4

ATLATSA RESOURCES CORPORATION

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on June 27, 2014

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you or a nominee appointed by you attend the meeting and vote in person in accordance with the instructions contained herein your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

Fold

VIFs submitted must be received by 7:15 AM, Pacific Time (4:15 PM Central African Time) on June 25, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

02MY14156_0122KB

Appointee(s)

Management Appointees are: Harold Motaung, or failing him, Tumelo Motsisi,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of Atlatsa Resources Corporation to be held at on the 4th Floor, 82 Grayston Drive, Sandton, Johannesburg, South Africa, with a simulcast live by video conference to Atlatsa Resource Corporation's registered offices in Canada at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, on June 27, 2014 at 7:15 AM Pacific Time (4:15 PM Central African Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at (ten) 10.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Andile Mabizela	☐	☐	02. Anu Dhir	☐	☐	03. Bongiwe Ntuli	☐	☐
04. Colin Wayne Clarke	☐	☐	05. Fikile Tebogo De Buck	☐	☐	06. Harold Motaung	☐	☐
07. Joel Martin Kesler	☐	☐	08. Ralph Havenstein	☐	☐	09. Rizelle Sampson	☐	☐
10. Tumelo Motsisi	☐	☐						

Fold

	For	Withhold
3. Appointment of Auditors Appointment of KPMG Inc. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Amendment of JSE Listing Status To approve the amendment of the listing status of Atlatsa Resources Corporation on the JSE from a primary listing to a secondary listing, as more particularly set out in the accompanying Management Information Circular.	☐	☐
5. Approval of New Share Option Plan To approve the adoption of the New Share Option Plan by Atlatsa Resources Corporation, as more particularly set out in the accompanying Management Information Circular.	☐	☐
6. Approval of Conditional Share Unit Plan To approve the adoption of the Conditional Share Unit Plan by Atlatsa Resources Corporation, as more particularly set out in the accompanying Management Information Circular.	☐	☐
7. Approval of Share Appreciation Rights Plan To approve the adoption of the Share Appreciation Rights Plan by Atlatsa Resources Corporation, as more particularly set out in the accompanying Management Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

ARQQ 050029 AR1

02MY14156_0122LC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	May 29, 2014	By:	/s/ Kogi Naicker
			Name:	Kogi Naicker
			Title:	Interim Chief Financial Officer